CORE & MAIN ®

FISCAL YEAR 2025
ANNUAL REPORT

Local Knowledge
Local Experience
Local Service, Nationwide®

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, without limitation, all statements other than statements of historical facts contained in this Annual Report, including statements relating to our intentions, beliefs, assumptions or current expectations concerning, among other things, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding expected growth, future capital expenditures, capital allocation and debt service obligations, and the anticipated impact on our business.

Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "seeks," "aims," "projects," "is optimistic," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable terms.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be outside our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended February 1, 2026 (the "2025 Form 10-K") and other factors discussed in our filings with the United States ("U.S.") Securities and Exchange Commission (the "SEC"), could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. You should read this Annual Report completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this Annual Report are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this Annual Report, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.



MESSAGE TO OUR SHAREHOLDERS

Dear Shareholders,

Fiscal 2025 was a year of disciplined execution for Core & Main, as we continued to advance our mission of delivering essential infrastructure products and solutions that support communities' water, wastewater, storm drainage, and fire protection needs. In a dynamic operating environment, our teams delivered consistent performance by focusing on what we do best: serving our customers with deep local expertise, powered by continued investment in our people and enabled by our nationwide network that allows us to deliver precisely when and where our customers demand.

Demand for reliable water, wastewater, storm drainage, and fire protection infrastructure remains essential. Long-term drivers — including aging infrastructure, population growth, and increasing system complexity — continue to support durable demand. Our diversified end-market exposure, resilient municipal demand, and expanding role as a solutions partner for increasingly complex projects enabled us to deliver our 16th consecutive year of sales growth.



Mark Witkowski
CHIEF EXECUTIVE OFFICER

We generated approximately $7.6 billion in net sales, $931 million of Adjusted EBITDA, 7% growth in Adjusted Diluted EPS, and robust operating cash flow conversion from Adjusted EBITDA of 70%, reflecting steady execution across our portfolio. We continued to gain share by expanding higher-growth product lines, including meters, treatment plant solutions, fusible high-density polyethylene, and geosynthetics, strengthening our private label offering, and continuing to invest in our branch network through greenfields and acquisitions, as well as in our people and capabilities.

We also sharpened our strategic focus and evolved our leadership team to support our next phase of growth, aligning the organization around expanding our solutions capabilities, scaling our footprint, and driving productivity through technology enhancements.

A defining strength of Core & Main is our operating model. Our local teams build strong customer relationships and bring deep knowledge of their markets and a consultative sales approach, while our regional and national teams provide technical expertise and support for more complex projects. These teams are backed by our national scale across sourcing, logistics, technology, and product availability, ensuring reliable, efficient execution. This combination creates meaningful value for both customers and suppliers and continues to differentiate us in a highly fragmented market.

During the year, we invested in technology to enhance productivity, improve efficiency, and support scalable growth while maintaining service levels and continuing to invest in growth-focused roles. Our strong cash generation enabled us to invest in the business while also returning $155M to shareholders through share repurchases.

Looking ahead, our priorities are clear: drive profitable growth and margin enhancement, expand higher-growth product categories, scale through greenfields and disciplined M&A, and continue investing in technology and innovation to enhance productivity and elevate the customer experience. We also see opportunity to expand in underpenetrated markets and deepen our capabilities in more complex infrastructure solutions. We continue to generate strong cash flow, which enables us to invest in the business to drive organic sales growth, pursue disciplined M&A, and return capital to shareholders through share repurchases. These initiatives position Core & Main to continue gaining share and drive long-term value creation.

I want to thank our associates for their dedication and execution. My time spent with our teams, customers and suppliers over the past year has reinforced what makes Core & Main special — our people, our culture, and our focus on execution. We are proud to play a critical role in advancing reliable infrastructure that communities depend on every day.

Sincerely,

Mark Witt

Mark Witkowski
Chief Executive Officer

Advancing Reliable Infrastructure with Local Service, Nationwide.

Core & Main is a leading specialty distributor of water infrastructure products and services in North America, supporting the repair, upgrade, and expansion of critical water systems. Through our network of 370+ branches across the U.S. and Canada, we serve 60,000+ municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets.

370+
BRANCHES

~5,600
ASSOCIATES

60K+
CUSTOMERS

225K+
PRODUCTS

5K+
SUPPLIERS





★ Headquarters
● Branch locations



HELPING COMMUNITIES THRIVE

We provide specialized solutions that help communities access clean water, manage wastewater, mitigate flooding, and protect lives and property.



Fabricated Fire Protection Pipe and Sprinklers

Lab, Plant and Field Operations Products

Water and Wastewater Treatment Pipe, Valves and Fittings

Reclaimed Water Systems

Smart Metering Solutions

Geosynthetics

Ductile Iron and PVC Pipe, Valves, Fittings and Hydrants

Storm Water Retention Systems

Sewer Lines and Lift Station Equipment

Corrugated HDPE Pipe

Storm Drainage, Manholes & Structures

Fusible HDPE Pipe, Fittings and Fusion Rental

Our products and services are critical in fostering stronger, more resilient communities.

MITIGATE
WATER SCARCITY





IMPROVE
WATER QUALITY

REDUCE
IMPACTS FROM FLOODING





PROTECT
LIVES & PROPERTY FROM FIRE

UNPARALLELED VALUE PROPOSITION

| Largest customer for many suppliers | Limited or exclusive distribution rights in key product categories | Large, fragmented customer base | Strong, recurring customer dynamic with long-standing relationships |

CUSTOMERS

Broad product portfolio and differentiated services

Deep knowledge of products and local specifications

Consultative sales approach

Proprietary technology platforms to enhance customer experience

Differentiated delivery capabilities and jobsite support

SUPPLIERS

Broadens salesforce and geographic reach

Access to fragmented customer base

Greater understanding of market and growth opportunities

Ability to drive adoption of new products and technologies

Logistics of last-mile delivery and customer support





CASE STUDY

Water Main Repair Requires a Creative, Custom Solution

A major water main break beneath Interstate 64 in St. Louis, Missouri caused flooding and significant disruption, highlighting the challenges of repairing aging infrastructure in dense urban environments. While the immediate emergency response was completed quickly, the permanent repair required a highly customized approach due to the size, age, and construction of the damaged pipe.

Core & Main partnered closely with the contractor to assess site conditions and develop a unique solution. Our local team worked on site to take precise field measurements and evaluate repair options, then leveraged national supplier relationships to design and fabricate custom pipe-to-flange reducers engineered specifically for the project. These components were manufactured on an accelerated timeline to support efficient installation.

During construction, unforeseen challenges emerged, requiring real-time problem solving. Core & Main responded quickly by sourcing alternatives and coordinating adjustments to keep the project moving with minimal delay. The result was a reliable, efficient repair that minimized labor, reduced disruption, and restored critical infrastructure—demonstrating how our combination of local expertise and national scale enables us to solve complex infrastructure challenges for the communities we serve.





"They take care of us, and they do it over and over again. It doesn't matter how small or large the problem is, they take care of us."

Tim, Bates Utility Company Inc, President



"Our professional long tenured sales team quickly analyzed the situation and because of our vast knowledge and experience, was able to partner with a key supplier partner to prioritize the fabrication of two custom pipe-to-flange reducers."

Jon, Core & Main, Outside Sales Representative

SALES INITIATIVES DRIVING MARKET SHARE GAINS



Meters



Treatment Plant Solutions



Fusible HDPE



Geosynthetics



Strategic Accounts



Geographic Expansion

Industry-Leading Capabilities Drive Consistent Above Market Growth





DRIVING SUSTAINABLE GROWTH THROUGH M&A

Deep & Actionable Acquisition Pipeline...



$44B Addressable Market

Regional & Local Distribution

Hundreds of Acquisition Targets

~12 Opportunities in Pipeline at Any Point in Time

50+ Actionable Opportunities

$1B+ Sales Opportunity Over Next 5 Years

...Backed by a Proven Integration Playbook

Clear strategic and financial criteria focused on geographic and product line expansion

Proprietary acquisition sourcing model supported by deep industry relationships and detailed market mapping exercises

Disciplined valuation framework targeting return-accretive transactions with executable synergies

Flexible integration approach that preserves local operating model while unlocking scale benefits across sourcing and operations

Seller benefits include **broader product breadth**, **industry-specific technology**, **national scale and resources**, **shared administrative support**, and **best-in-class training** and **career development opportunities**

Significant Growth Opportunity in a Highly Fragmented Market

MULTIPLE LEVERS TO DRIVE MARGIN EXPANSION

Private Label

Internal master distributor platform enabling direct-sourcing of private and white-label products

- Products enhanced to meet local specification requirements
- Equal or better products at similar market prices

Sourcing & Pricing Optimization

National buying expertise & proactive product management to enhance profitability

- Utilize purchase history, market conditions and strong supplier relationships to optimize supplier terms
- Drive new product growth through our branch network
- National scale and industry expertise drive value-based pricing, supported by data insights and local decision-making

Technology & Innovation

Focused investment in core business processes

- Deploying new technology solutions that can deliver measurable impacts
- Significant long-term opportunity to improve efficiency and scale our growth



ANNUAL GROWTH TARGETS

+2-4%
MARKET
VOLUME
GROWTH

30-50 bps
ADJUSTED
EBITDA MARGIN
ENHANCEMENT[1]

+2-4%
ORGANIC
ABOVE MARKET
VOLUME GROWTH

60-70%
OPERATING
CASH FLOW
CONVERSION[2]

+2-4%
GROWTH
FROM
ACQUISITIONS

(1) Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See page 49 in our 2025 Form 10-K for more information on our use of non-GAAP financial measures.
(2) Operating Cash Flow Conversion is a non-GAAP financial measure defined as net cash provided by (used in) operating activities divided by Adjusted EBITDA for the presented period.

KEY BUSINESS HIGHLIGHTS

($ in millions)



Net Sales

FY23	FY24	FY25
$6,702	$7,441	$7,647

Adjusted EBITDA[1]

FY23	FY24	FY25
$910	$930	$931

Adjusted Diluted EPS[1]

FY23	FY24	FY25
$2.62	$2.78	$2.97

Cumulative Capital Allocation

FY23	FY24	FY25
$1,614	$2,566	$2,828

■ Capital Expenditures ■ Acquisitions ■ Share Repurchases

Product Mix

- 67% Pipes, Valves, & Fittings
- 16% Storm Drainage
- 9% Meters
- 8% Fire Protection

End Market Exposure

- 44% Municipal
- 38% Non-Residential
- 18% Residential

New Construction vs. Repair & Replace

- 50% New Construction
- 50% Repair & Replacement

Market Size & Share

~$44B TAM[2]

- 17% CNM Market Share
- Remaining Addressable Market

(1) Adjusted EBITDA and Adjusted Diluted EPS are non-GAAP financial measures. See page XVII for more information and a reconciliation to the most comparable U.S. GAAP measure.
(2) Based on independent third-party research and management estimates. Total addressable market is inclusive of the United States and Canada.















































OUR LEADERSHIP

Executive Team

Mark Witkowski
Chief Executive Officer

Robyn Bradbury
Chief Financial Officer

Brad Cowles
President

Mike Huebert
President

Jackie Burkhardt
General Counsel, Chief Compliance Officer & Secretary

Jeff Giles
Executive Vice President, Corporate Development

Carla Harper
SVP, Human Resources

Board of Directors

C I

James Castellano
RubinBrown,
Former Chairman

Mark Witkowski
Core & Main,
CEO

A I

Bhavani Amirthalingam
Acuity, Inc.,
Chief Growth & Transformation Officer

A G I

Robert Buck
TopBuild,
President & CEO

T G I

Dennis Gipson
Hussman International,
Former CEO

T I

Susan Hardwick
American Water Works Company,
Former CEO

A I

James Hope
Performance Food Group Company,
Former EVP & CFO

A G I

Orvin Kimbrough
Midwest BankCentre,
Chairman & CEO

G I

Kathleen Mazzarella
Graybar,
Chairman, President & CEO

T I

Margaret Newman
BrandSafway,
Former Chief People Officer

Committee Membership: C Chair of the Board | ● Committee Chair | A Audit | T Talent & Compensation | G Nominating & Governance | I Independent Board Member

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-40650



Core & Main, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-3149194**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1830 Craig Park Court
St. Louis, Missouri 63146
(314) 432-4700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	CNM	The New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $11,940 million.

As of March 20, 2026, there were 188,072,306 shares of the registrant's Class A common stock, par value $0.01 per share, and 6,577,704 shares of the registrant's Class B common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, without limitation, all statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements relating to our intentions, beliefs, assumptions or current expectations concerning, among other things, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding expected growth, future capital expenditures, capital allocation and debt service obligations, and the anticipated impact on our business.

Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "seeks," "aims," "projects," "is optimistic," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable terms.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be outside our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks and uncertainties discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K and other factors discussed in our filings with the United States ("U.S.") Securities and Exchange Commission (the "SEC"), could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K.

You should read this Annual Report on Form 10-K completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this Annual Report on Form 10-K are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise.

PART I

Item 1. Business

Our Company

Core & Main, Inc. ("Core & Main" and collectively with its subsidiaries, the "Company," "we," "our" or "us") is a holding company and its primary material assets are its direct and indirect ownership interest in Core & Main Holdings, LP, a Delaware limited partnership ("Holdings"), and deferred tax assets associated with this ownership. Core & Main is a leading specialty distributor dedicated to advancing reliable infrastructure with local service, nationwide. With a focus on water, wastewater, storm drainage and fire protection products, and related services, we provide solutions to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets. Our specialty products and services are used primarily in the maintenance, repair, replacement and new construction of water, wastewater, storm drainage and fire protection infrastructure. We are one of only two national distributors operating across large and highly fragmented markets, which we estimate to represent approximately $44 billion in annual sales.

As of February 1, 2026, we had a network of over 370 branch locations across the United States ("U.S.") and Canada, which serve as a critical link between more than 5,000 suppliers and a diverse and long-standing base of over 60,000 customers. Our sales reach, technical product knowledge, broad product portfolio, customer service, project planning and delivery capabilities, customer service and ability to provide local expertise, nationwide, make us a critical partner to both our customers and suppliers.

We offer a comprehensive portfolio of more than 225,000 products covering a full spectrum of specialized solutions to address aging water infrastructure, including pipes, valves & fittings, storm drainage products, fire protection products and smart metering products. Our products are generally unique to our industry and must meet municipal, state and federal specifications and engineering standards.

We have a balanced mix of sales across product categories, end markets and construction sectors. We estimate we derived approximately 44% of our net sales for the fiscal year ended February 1, 2026 ("fiscal 2025") from the municipal end market, 38% from the non-residential end market and 18% from the residential end market. Furthermore, we estimate we had a near-equal mix of sales related to construction on new projects and existing repair and replacement projects in fiscal 2025.

Our mission is to deliver essential infrastructure products and solutions to communities for water, wastewater, storm drainage, and fire protection needs. We succeed by investing in our people to know their industries, products and customers, connecting local experts within our national network to deliver anytime, anywhere. We advance the future of water infrastructure with trusted expertise, innovative solutions, and reliable products and service.

Our History

Our first legacy distribution company dates back to 1874, and over the years, the Company has grown organically and through a series of mergers and acquisitions. In 2005, The Home Depot acquired National Waterworks Holdings and subsequently merged it with Hughes Supply Inc. to establish one of the leading waterworks distributors in the U.S. Under The Home Depot's ownership, we became HD Supply Waterworks and further expanded our geographic footprint. In 2007, a group of private equity investors acquired HD Supply from The Home Depot and subsequently executed an initial public offering in 2013. In August 2017, HD Supply Waterworks was acquired by Clayton, Dubilier & Rice, LLC ("CD&R") from HD Supply and was subsequently rebranded as Core & Main. On July 27, 2021, we completed our initial public offering of Class A common stock (the "IPO"). Since the IPO, we completed a series of secondary public offerings of shares of Class A common stock on behalf of the CD&R Investors (as defined below under Item 1A. "Risk Factors"), and as of January 25, 2024, the CD&R Investors no longer held any shares of our Class A common stock or our Class B common stock.

Our End Markets

We have diversified exposure across three primary end markets: (i) municipal; (ii) non-residential; and (iii) residential.

Based on management's estimates, we believe that our addressable market in the U.S. and Canada for the distribution of water, wastewater, storm drainage and fire protection products, and related services, represented approximately $44 billion in sales in fiscal 2025. Growth in our industry is driven by a broad array of factors, including municipal water infrastructure spending, water and wastewater utility rates, interest rates, housing starts, commercial construction, population growth and other demographic trends.

Municipal

We estimate that approximately 44% of our net sales in fiscal 2025 were to contractors and municipalities for municipal projects, including the repair, replacement, upgrade and new construction of water and wastewater supply, filtration, storage and distribution systems. Municipalities establish local product specifications based on regulatory requirements and engineering standards. Given our extensive geographic footprint and knowledge of products and local municipal specifications, we believe we are well-equipped to anticipate and serve the needs of municipalities, private water companies and underground utility contractors who require a national reach and an extensive product offering.

Municipal demand has exhibited steady growth over the long term due to the critical need to replace aged water infrastructure. Funding for municipal projects is derived from a variety of sources, including local utility rate revenues, municipal bonds, and state revolving fund programs administered by the U.S. Environmental Protection Agency. Historically, the majority of funding has been generated at the state and local level, which we believe contributes to the stability of the municipal end market across economic cycles. In November 2021, the Infrastructure Investment and Jobs Act ("IIJA") was signed into U.S. law, which included an allocation of $55 billion to invest in water infrastructure across the U.S., the majority of which we believe has yet to be realized. We believe these dynamics create the backdrop for a favorable funding environment and accelerated investment in projects that will benefit our business.

Non-Residential

We estimate that approximately 38% of our net sales in fiscal 2025 were directly related to water, wastewater, storm drainage and fire protection systems supporting non-residential construction activity, including commercial, industrial, institutional, warehousing, multi-family housing, and highway and street projects. Our products are often installed while breaking ground on new lot development during the initial construction phase, though some products are used during new construction and repair and replace activities. Our fire protection products are typically installed at later stages of construction projects compared to most of our other products, and they exhibit less seasonal patterns since they are generally installed indoors and are therefore less impacted by weather conditions.

Demand across the non-residential end market has historically lagged residential construction activity as commercial development is necessary to support new housing development. Over the long term, we expect, but cannot provide any assurance that, non-residential construction activity to increase as suburban and rural communities expand, and demand for our products and services increases.

Residential

We estimate that approximately 18% of our net sales in fiscal 2025 were directly related to new land and lot development to support single-family housing, where our products are installed during the early stages of development prior to vertical home construction. Over the long-term, residential construction activity is expected to grow as a result of population growth, low housing inventory and demographic population shifts. The current under-build of housing in the U.S. compared with household formations implies significant pent-up demand and continued growth going forward.

Our Strategies

We intend to capitalize on our competitive strengths to deliver profitable growth and create shareholder value through the following core strategies:

Replicate Successful Expansion in Underpenetrated Geographies

We have demonstrated an ability to successfully expand in underpenetrated geographies. We intend to continue opening new branches in areas where we have an established footprint, as well as in certain underserved markets. We believe we are well-positioned to do so given our market intelligence and ability to attract and develop key talent. We can efficiently open new branches in attractive markets given our talent pool, scale, and learning curve advantages based on past successes in entering new geographies. We have identified a substantial number of areas where we believe we are underpenetrated and thus have opportunities to open new branches or offer more product lines and services.

Increase Share with Strategic Accounts

Through our strategic accounts program, we partner with national contractors and large private water companies who typically pursue large-scale, complex projects that require greater technical expertise and specialized procurement needs. Sales through our strategic accounts program represented approximately 5% of our fiscal 2025 net sales. We believe we are well-positioned to grow our share with these customers due to our dedicated sales team, which includes engineers and other experts who can provide valuable insights on large, complex projects, including cases in which our customers are asked to design and build new water systems or wastewater treatment plants. Our partnerships with these customers extend throughout the entire project lifecycle, from the pre-bidding design phase to post-project support. We believe our strategic partnerships and national supplier relationships will continue to generate cross-selling opportunities and future business, while driving adoption within our distribution model.

Utilize National Platform to Accelerate New Product Adoption

We utilize our vast geographic footprint, customer relationships, local industry knowledge and training capabilities to introduce and accelerate the adoption of new products and technologies in our industry. Examples include the advancement of smart metering, fusible high-density polyethylene ("fusible HDPE") and treatment plant solutions, fabrication and kitting assemblies, and geosynthetics products.

We have identified a number of underpenetrated product categories within large and attractive end markets where we believe we can expand and enhance our market share. These categories complement our core product offerings and are often specified together on complex infrastructure projects. By leveraging our existing branch network, local market expertise, national scale and established supplier relationships, we are able to bundle products and services and deepen our role as a solutions partner for customers. We believe this approach allows us to scale these product lines efficiently and pursue incremental growth opportunities with modest capital investment and low working capital requirements.

Strategically and Systematically Pursue Value-Enhancing Acquisitions

Strategic acquisitions are a key component of our long-term growth strategy, executed through a disciplined, repeatable, process-driven approach. We have a proven track record of acquiring and integrating businesses that expand our geographic footprint, broaden our product and service offerings, and add high-quality talent. Our established acquisition platform meaningfully enhances our ability to consistently attract and acquire high-quality companies in our highly fragmented market.

Our experienced mergers and acquisitions ("M&A") team proactively build and manage a robust pipeline of highly synergistic targets, working closely with field leadership to ensure alignment in our process. This structured approach has enabled us to consistently generate operational synergies and margin improvement from acquired businesses through broader product breadth, enhanced purchasing capabilities, facility optimization, and disciplined working capital management. See an overview of completed acquisitions for fiscal 2025, the fiscal year ended February 2, 2025 ("fiscal 2024") and the fiscal year ended January 28, 2024 ("fiscal 2023") in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business" of this Annual Report on Form 10-K.

We believe we are widely recognized as the acquirer of choice in our industry, driven by our strong reputation, entrepreneurial culture, and unwavering commitment to the development and well-being of our people. Our integration philosophy centers on collaborative partnership with acquired company leadership, ensuring a thoughtful associate transition into our systems and processes, while safeguarding the local expertise, customer relationships and cultural strengths that underpin long-term success.

Execute on Margin Enhancement Initiatives

We have improved our gross margin over the years due to several initiatives, including private label product expansion, sourcing optimization, data-driven pricing strategies and an expansion of value-added products and services. We have complemented these initiatives with accretive acquisitions, which has resulted in sustainable margin expansion.

Our private label initiative includes a highly scalable assortment of private label brands and products utilized in water, wastewater and fire protection applications. We believe our global sourcing capabilities and strong international supplier relationships, as well as the potential for automated distribution and logistics, will continue to create competitive pricing advantages. We are expanding our direct sourcing and distribution capabilities through the addition of private label products and incremental warehouse capacity in order to drive further margin expansion in the future.

The terms on which we purchase products from many of our suppliers entitle us to receive a rebate based on the amount of our purchases, a discount for timely payment or other favorable terms reflected in our historical results. Our national category management team actively manages our spending with suppliers in order to optimize pricing and supplier incentives to expand gross margins.

Additionally, we have a centralized team dedicated to driving margin improvement through pricing analytics. An end-to-end review of our pricing strategies identified key margin enhancement opportunities, including continued optimization of system-wide pricing through technology enhancements, and data-driven customer and product analysis that enable us to identify price optimization opportunities and mitigate potential margin impacts from changes in product costs. We believe these gross margin initiatives, in addition to our ability to drive productivity and leverage our fixed costs, create a path to drive a sustainable margin expansion over the long-term.

Invest in Attracting, Retaining and Developing World-Class Talent

We believe that our continued investment in the development and well-being of our people, together with our focus on our foundational core values of honesty and integrity, support our commitment to our associates and to customer service. Our award-winning training programs enable us to accelerate the development of our top talent to drive profitable growth while maintaining a supportive and mission-driven culture.

We intend to continue investing in our already strong talent base by attracting and developing associates. Our training and leadership curricula and inclusion programs drive high associate engagement and a positive associate experience. In addition, we deliver attractive career growth opportunities to our associates while leveraging their knowledge and expertise.

Our Products & Services

Our comprehensive product portfolio consists of more than 225,000 products from over 5,000 suppliers. Our offering consists of pipes, valves & fittings, storm drainage products, fire protection products and smart metering products. Our customers value our product breadth and geographic reach, as well as our technical product knowledge and consultation services. While pricing is important to our customers, availability, convenience, reliability and expertise are also important factors in their purchase decisions. In addition, our project management capabilities provide us with a competitive advantage over many competitors who offer a more limited selection of services.

Pipes, Valves & Fittings

Pipes, valves, hydrants and fittings are used in the distribution and flow control of water and wastewater transmission networks. Our pipe products come in a variety of sizes and include materials such as PVC, ductile iron, fusible HDPE and copper. Our pipe products are manufactured specifically for our industry, and they must adhere to the local specifications and regulations of municipalities across the country. Our valves are used to control the flow of water within water transmission networks and are often specified to meet the needs of each project. Our hydrants provide a point-of-access for fire fighters to quickly tap into pressurized water systems, which vary based on local municipal specifications and regulations. Our fittings and restraints, made from a variety of materials depending on local municipal specifications and regulations, are used to connect pipe sections, valves and other devices to each other. This category also includes other complementary products and services used for the service, repair and replacement of underground water infrastructure.

Pipes, valves & fittings products accounted for approximately 67% of our net sales in fiscal 2025.

Storm Drainage

Our storm drainage products are used in the repair and construction of stormwater management systems to retain, detain and divert stormwater runoff. Our storm drainage product offering includes corrugated HDPE and metal piping systems, retention basins, inline drains, manholes, grates, geosynthetics, and other related products. Our storm drainage product offering varies by market depending on local codes and engineering specifications.

Storm drainage products accounted for approximately 16% of our net sales in fiscal 2025.

Fire Protection

Our fire protection products are used in commercial, institutional, industrial, warehouse and multi-family buildings to extinguish and prevent the spread of fires. A typical fire protection product offering includes pipe, valves, fittings, sprinkler heads and other accessories. We also offer customized fabrication and kitting services, providing a comprehensive solution for all fire protection product needs. Our fire protection products meet strict quality standards, and our offering varies by market based on local specifications, regulations and fire codes.

Fire protection products accounted for approximately 8% of our net sales in fiscal 2025.

Meters

Our meters products are used for water volume measurement and regulation, and include automated meter reading and advanced metering infrastructure technologies. We offer multi-stage metering solutions to our customers, including meter accessories, meter installation, network infrastructure and software installation, training and long-term service contracts to deliver cost efficiencies to our customers. Our meters and advanced metering technology provide labor savings benefits for our municipal customers and help reduce water loss through leak detection.

Meter products accounted for approximately 9% of our net sales in fiscal 2025.

Our Customers

We have a fragmented customer base that consists of over 60,000 customers. Our top 50 customers represented approximately 12% of our net sales in fiscal 2025, with our largest customer accounting for approximately 1% of net sales.

Our customers choose us for our breadth of products and services, extensive industry knowledge, familiarity with local municipal specifications, convenient branch locations and project management capabilities. We utilize our deep supply chain relationships to provide customers with a "one-stop-shop" experience and customized support in their efforts to maintain and construct water, wastewater, storm drainage and fire protection systems. Our scale and geographic footprint allows us to obtain preferred access to products for our customers, even during periods of material shortages. We have the ability to serve both smaller, local customers and larger, national customers with relevant expertise and the right inventory on hand. Our local sales associates take a consultative sales approach, using knowledge of the local regulatory requirements and municipal specifications to provide customer-specific product and service solutions. We are deeply involved in our customers' planning processes, and we have the ability to support our customers by converting engineered drawings into accurate and comprehensive material project plans. For specific metering, treatment plant, storm drainage, geosynthetics, or fusible HDPE pipe solutions, our sales associates partner with a deep and dedicated team comprised of several hundred national and regional product specialists to assist customers in project scoping and specialized product selection. Our technical knowledge and experience are complemented by our proprietary technology tools, which enable us to work closely and efficiently with our customers in material management, timely inventory purchasing, quoting and coordinated jobsite delivery. We believe our technology tools build customer loyalty and drive repeat business, and also create a competitive advantage over smaller competitors who may not have the scale or resources to provide similar technology or services.

Our Suppliers

We have strong relationships with our suppliers due to our long history in the industry, substantial purchasing scale, national footprint and ability to reach a fragmented customer base. Our national footprint and reach to local communities are essential to our suppliers, as we have a highly developed understanding of the local markets, customer base and growth opportunities. We believe we are one of the largest volume customers for many of our suppliers, leading to favorable purchasing arrangements regarding product availability, payment terms and pricing. Our scale also enables us to secure distribution rights that are either exclusive or given to a limited number of distributors in key product categories, and to provide key products to customers that are unavailable to our competitors. Our size and national reach, supplier relationships, and technical knowledge of products and municipal specifications enable us to obtain preferred access to specialized products and preferred access to products during periods of material shortages, or when shorter-than-usual lead times are required for certain projects. This provides us with a competitive advantage versus smaller competitors, particularly for large and complex projects. Our largest single supplier represented approximately 7% of product expenditures in fiscal 2025, and our top ten suppliers represented approximately 45% of total product expenditures during the same period. We strategically conduct business with our top suppliers in order to optimize our purchasing advantages, but we also have the flexibility to source the majority of our products from a number of alternate suppliers when necessary.

Our Competition

The water, wastewater, storm drainage and fire protection products distribution industry, and the end markets we serve, are highly fragmented. We face competition on a national level from only one other distributor, but we are unique in our dedicated focus on water and fire protection infrastructure. The remainder of our market is served by hundreds of regional, local and specialty niche distributors, and through direct sales by suppliers to end users. We estimate that our net sales accounted for approximately 17% of our $44 billion addressable market in fiscal 2025.

The principal competitive factors in our industry include the breadth, availability, access and pricing of products and services, technical knowledge and project planning capabilities, local expertise, as well as delivery capability and reliability. We believe we are a leader in our industry, and our national reach gives us meaningful competitive advantages compared to our smaller competitors.

Our Operating Structure

We strategically organize our branch network to meet the specific needs of our customers in each local market, and we support our branches with the resources of a large company, delivered through district and regional management, including company-wide sales, operations and back-office functions. We believe this allows each local branch manager to tailor his or her branch's strategy, marketing, and product and service offerings to address the specific needs of customers in each market, while maintaining many of the benefits of our Company's scale. Our branch associates have the opportunity to earn competitive compensation through our performance-based compensation plans, which are based on local performance.

We support our network of over 370 branches with the following company-wide resources: sales management, technical product specialists, sourcing, finance, tax, marketing, human resources, legal and information technology, among others. Nearly all of our branches operate on an integrated technology platform, allowing us to utilize our combined capabilities for procurement, inventory management, financial support, data analytics and performance reporting. We routinely invest in new technology, data and security systems to enhance and protect the business over the long-term.

Our branch operational structure is organized by district and then by region to optimize both the oversight and sharing of resources and products. Each region is led by a regional vice president who manages a multi-state territory. This regional structure enables us to address the specific management, strategic and operational needs of each region.

Our Distribution Network

Our branch-based business model is the core of our operations and the primary component of our distribution network. Our branches are strategically located near our customers and vary in size depending on local demand and customer needs. Our branches employ an average of 12 associates including branch management, sales representatives, warehouse staff, drivers and other support staff. Each branch sells approximately 4,500 products on average, with many of them on hand as inventory and the rest available for delivery. Our branch managers have the autonomy to optimize their product and service offerings based on the local specifications, regulations and customer preferences within each market.

Our branch network connects large suppliers with smaller volume customers whose consumption patterns tend to make them uneconomical to be served directly by our suppliers. Our branches receive products in both large and small quantities from our suppliers and stock products in warehouses and yards for purchase. Our specialized fleet of delivery equipment enables delivery of materials to our customers' worksites in a timely and cost-efficient manner.

We also offer direct distribution options to our customers on a wide range of products. This value-added service includes logistics and sourcing for larger products and quantities between our suppliers and our customers, which we believe helps our customers with inventory management and delivery scheduling, particularly when working on large-scale projects with multiple phases and delivery schedules. Contractors work with our teams throughout all phases of the project life cycle, including estimating and material "take-off," product sourcing and bid preparation through delivery. Leveraging our vast supplier network, we are able to arrange convenient direct shipment to jobs, which can be aligned to each phase of the project.

Our Sales Force

We employ a large network of customer support representatives, the majority of whom are inside sales representatives based at local branches. Inside sales representatives are responsible for project management, coordinating incoming orders, providing estimates and ordering material. Our customer support representatives also include over 600 field sales representatives who routinely visit existing customers, potential customers and jobsites. These field sales representatives remain attuned to activity in their local market, identifying and tracking active projects, and they are responsible for generating sales and identifying new customers and projects. They also directly assist and educate customers, taking a consultative approach and helping with custom projects and product solutions tailored to our customers' needs.

Our field sales representatives are highly experienced with in-depth product and technical knowledge, significant local insights and strong long-term customer relationships, all of which are critical to our success. On average, our field sales representatives have over 14 years of experience in the water, wastewater, storm drainage and fire protection industries.

Our Human Capital

We believe our associates are the key drivers of our success. We are focused on attracting, training, promoting and retaining industry-leading talent. Our people-first culture enables our associates to thrive in our company and our industry. We have a strong track record of developing our associates for success and driving high associate engagement. Our ability to attract and retain talent is based on four foundational pillars: pay-for-performance philosophy, training and development, associate engagement and benefits.

As of February 1, 2026, we employed approximately 5,600 associates, the majority of whom are assigned to local branches to support our customers and their project needs. Approximately 116 of our associates were covered by collective bargaining agreements.

Pay for Performance

We believe that our culture, consistent investment in our people and competitive compensation programs help to retain talent across key roles. Sales associates have the opportunity to earn competitive compensation through our performance-based compensation structure, which aligns our interests with those of our associates. Our incentive programs link compensation levels, based on individual roles, to the achievement of branch or region-specific profitability and working capital efficiency goals. Our "local service, nationwide" philosophy incentivizes both our sales force and our operations team to be entrepreneurial, making decisions grounded in a customer-centric approach. Most other associates also participate in a profit-sharing program that aligns their compensation to profitability and working capital efficiency.

Training and Development

Our associates are the most essential resource to our Company. Their knowledge, expertise and growth are critical to our Company's success. We believe that our continued investment in the development and well-being of our people, and our focus on our foundational core values of honesty and integrity, support our commitment to hands-on customer service. Our associates develop by learning from the best of the best—on the job, in our national learning center, through in-house subject matter experts and with virtual and online academies.

Our learning team offers a wide range of award-winning sales, operations, product expertise, leadership and safety training programs and courses. We also provide customized training, talent reviews and early career rotational programs for college graduates to develop as future leaders. We partner with our suppliers to enhance our knowledge base as new products and best practices are continually introduced.

This talent-first approach enables us to develop and promote top talent to drive profitable growth while maintaining a supportive culture. Year after year, associates rate our learning opportunities as one of the most valuable aspects of working at Core & Main.

Associate Engagement

We believe our associate engagement efforts are important to the success of our talent strategy. A core element of our mission is to build strong relationships with one another and in the communities we serve. Some of our efforts are well established, such as our Women's Network, which is intended to develop women in our industry. We have developed an internal inclusion and belonging advisory group called Culture+, which serves as an umbrella to our mental health council, philanthropic activity and a recently established Veteran's Network. Through our training programs, we are taking a proactive approach to grow and retain our own talent and develop leaders with varying backgrounds in our industry. We frequently check the pulse of our associates, in addition to our annual engagement survey to listen and act on feedback. This ongoing, two-way dialogue provides our associates with a voice in creating and improving our culture, and the overall associate experience. We believe being included and having a voice is vital for associate engagement and underscores our core principle: Team members are family.

Benefits

Our comprehensive benefits program reflects our overall belief that benefits should address the whole associate experience, including health and well-being. We offer associates a comprehensive benefits package, which includes access to a concierge service to help them navigate their benefits. These efforts are representative of our focus on promoting a consistent, positive experience for all associates.

Our Intellectual Property

We rely on trademarks, trade names and licenses to maintain and improve our competitive position. We believe that we have the trademarks, trade names and licenses necessary for the operation of our business as we currently conduct it. We rely on both trademark registration and common law protection for trademarks. Trademark rights may potentially extend indefinitely and are dependent upon national laws and our continued use of the trademarks.

Except for the Core & Main trademark and licenses of commercially available third-party software, we do not consider our trademarks, trade names or licenses to be material to the operation of our business as a whole. As we continue to execute on our private label distribution growth strategy, we anticipate the associated trademarks will grow in value. We nevertheless face intellectual property-related risks and may be unable to obtain, maintain and enforce our intellectual property rights. Assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Regulation

We are subject to various federal, state, and local laws and regulations, compliance with which increases our operating costs and subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to penalties, fines or various forms of civil, administrative, or criminal actions, any of which could have a material adverse effect on our financial condition, results of operations, cash flows or competitive position.

These federal, state, and local laws and regulations relate to wage and hour requirements, permitting and licensing, state contractor requirements, workers' safety, transportation, tax, SEC regulations, business with disadvantaged business enterprises, collective bargaining and other labor matters, environmental and associate benefits.

Our facilities and operations are subject to a broad range of federal, state and local environmental, health and safety laws, including those relating to the release of hazardous materials into the environment, the emission or discharge of pollutants or other substances into the air, water, or otherwise into the environment, the management, treatment, storage and disposal of hazardous materials and wastes, the investigation and remediation of contamination and the protection of the health and safety of our associates.

Our failure to comply with environmental, health and safety laws may result in fines, penalties and other sanctions as well as liability for response costs, property damages and personal injuries resulting from past or future releases of, or exposure to, hazardous materials. The cost of compliance with environmental, health and safety laws and capital expenditures required to meet regulatory requirements is not currently anticipated to have a material adverse effect on our financial condition, results of operations, cash flows or competitive position. New laws or changes in or new interpretations of existing laws, the discovery of previously unknown contamination or the imposition of other environmental, health or safety liabilities or obligations in the future may lead to additional compliance or other costs, which could have a material adverse effect on our financial condition, results of operations, cash flows or competitive position.

Organizational Structure

Core & Main was incorporated on April 9, 2021 for the purpose of facilitating the IPO and other related transactions in order to carry on the business of Holdings and its consolidated subsidiaries. Core & Main is a holding company that indirectly owns Core & Main LP through its ownership interest in Holdings. Core & Main's primary material assets are its direct and indirect ownership interest in Holdings and deferred tax assets associated with such ownership. For more information regarding our holding company structure, see Note 1 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. As of February 1, 2026, Core & Main held a 96.7% ownership interest in Holdings with the remaining ownership interest held by Core & Main Management Feeder, LLC ("Management Feeder").

Available Information

Our principal executive offices are located at 1830 Craig Park Court, St. Louis, MO 63146, and our telephone number is (314) 432-4700. Our website is www.coreandmain.com. We use our website as a routine channel for distribution of information that may be material to investors, including news releases, financial information, presentations and corporate governance information. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this Annual Report on Form 10-K, and you should not rely on any such information in connection with your decision to invest in our Class A common stock. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Additionally, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the factors described below, in addition to the other information set forth in this Annual Report on Form 10-K. These risk factors are important to understanding the contents of this Annual Report on Form 10-K and of other reports. Should one or more of these risks be realized, it could result in a material impact to our operations, liquidity or financial position, results of operations and/or cash flows. Our reputation, business, financial position, results of operations and cash flows are subject to various risks. The risks and uncertainties described below are not the only ones relevant to us. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial may also adversely impact our reputation, financial position, results of operations and cash flows.

Risk Factors Summary

The following is a non-exhaustive summary of principal risks factors you should carefully consider that, if realized, could result in a material impact to our operations, liquidity or financial position, results of operations and/or cash flows. These risks are discussed in more detail in "Risk Factors." These risks include:

- declines, volatility and cyclicality in the U.S. residential and non-residential construction markets;

- slowdowns in municipal infrastructure spending and delays in appropriations of federal funds;

- our ability to competitively bid for contracts;

- price fluctuations in our product costs (including effects of tariffs);

- our ability to manage our inventory effectively, including during periods of supply chain disruptions;

- risks involved with acquisitions and other strategic transactions, including our ability to identify, acquire, close or integrate acquisition targets successfully;

- the fragmented and highly competitive markets in which we compete and consolidation within our industry;

- the development of alternatives to distributors of our products in the supply chain;

- our ability to hire, engage and retain key personnel, including sales representatives, qualified branch, district and regional managers and senior management;

- our ability to identify, develop and maintain relationships with a sufficient number of qualified suppliers and the potential that our exclusive or limited supplier distribution rights are terminated;

- changes in supplier rebates or other terms of our supplier agreements;

- the availability of freight;

- the ability of our customers to make payments on credit sales;

- our ability to identify and introduce new products and product lines effectively;

- the spread of, and response to public health crises and the inability to predict the ultimate impact on us;

- costs and potential liabilities or obligations imposed by environmental, health and safety laws and requirements;

- regulatory change and the costs of compliance with regulation;

- changes in stakeholder expectations in respect of environmental, social and governance ("ESG") and sustainability practices;

- exposure to product liability, construction defect and warranty claims and other litigation and legal proceedings;

- potential harm to our brand or reputation;

- difficulties with or interruptions of our fabrication services;

- safety and labor risks associated with the distribution of our products;

- interruptions in the proper functioning of the Company's and our third-party service providers' information technology systems, including from cybersecurity threats;

- impairment in the carrying value of goodwill, intangible assets or other long-lived assets;

- our ability to continue our customer relationships with short-term contracts;

- risks associated with operating internationally including exporting and importing of certain products;

- our indebtedness and the potential that we may incur additional indebtedness that might restrict our operating flexibility;

- the limitations and restrictions in the agreements governing our indebtedness, the Amended and Restated Limited Partnership Agreement of Holdings, as amended, and the Tax Receivable Agreements (each as defined herein);

- increases in interest rates on our variable rate indebtedness;

- changes in our credit ratings and outlook;

- our ability to generate the significant amount of cash needed to service our indebtedness;

- our organizational structure, including our payment obligations under the Tax Receivable Agreements, which may be significant;

- our ability to sustain an active, liquid trading market for our Class A common stock; and

- risks related to other factors discussed under "Risk Factors" in this Annual Report on Form 10-K.

Risks Related to Our Business

We have been, and may continue to be, adversely impacted by declines and volatility in the U.S. residential and non-residential construction markets, which may result in reduced net sales.

Our business is largely dependent on activity in the U.S. residential and non-residential construction markets, which are volatile and subject to cyclical market pressures. The length and magnitude of these cycles have varied over time and by market. Approximately 18% and 38% of our net sales in fiscal 2025 were directly related to the U.S. residential and non-residential end markets, respectively. The level of activity in the U.S. residential and non-residential construction markets is based on numerous factors such as availability of credit, interest rates, general economic conditions, consumer confidence and other factors that are beyond our control. For example, interest rate increases in fiscal 2023 were a contributing factor to slowing new lot development and contraction in the residential end market. Although the Federal Reserve Board of Governors ("FRB") cut certain benchmark interest rates in fiscal 2024 and fiscal 2025, it is uncertain if the FRB will raise or lower interest rates in the future and, if so, to what level and for how long. Interest rate increases or the lack of anticipated interest rate decreases may result in decreased levels of activity in the U.S. residential and non-residential construction markets that could have a material adverse effect on our business or financial condition.

We cannot predict the duration of the residential or non-residential construction industry market conditions or the timing of the recovery of residential or non-residential construction activity back to historical averages. Participants in the U.S. residential and non-residential construction industries may postpone spending in response to tighter credit, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products. We also cannot provide any assurances that the operational strategies we have implemented to address current or future market conditions will be successful. Due to these factors and the potential volatility in the residential and non-residential construction markets, there may be fluctuations in our operating results, and the results for any historical period may not be indicative of results for any future period. This uncertainty about current or future economic conditions and potential volatility in U.S. residential and non-residential construction markets may lead to reduced demand for our products, which could have a material adverse effect on our business or financial condition.

Our business and the market for our products and services generally are subject to slowdowns in municipal infrastructure spending which may result in reduced net sales.

The market for the distribution of our products and services is affected by national, regional and local slowdowns in the amount spent by municipalities on infrastructure. We supply many of our products to contractors in connection with municipal projects. Approximately 44% of our net sales in fiscal 2025 were related to the municipal market. Many of the factors that influence municipal infrastructure spending are not within our control.

Municipal infrastructure spending depends largely on availability and commitment of public funds for municipal spending, interest rates, water system capacity and general economic conditions. Economic downturns in any of our markets could reduce municipal tax revenues and the level of infrastructure spending and construction activity and thus our net sales.

In addition, municipal budget processes and conditions in the municipal bond market can impact municipal spending. If a municipality is experiencing budget difficulties, or if a municipality is unable to access capital through the municipal bond market or state revolving funds, it may allocate less funding to infrastructure projects, which could also adversely affect our net sales.

Fluctuations in and uncertainty surrounding the U.S. federal government's budget and potential changes to budgetary priorities can also negatively impact municipal spending. Reduced federal funding and corresponding reductions in federal fund appropriations may adversely affect many of our customers, who derive funding from federal, state and local bodies, which in turn may reduce the demand for our products and services. Conversely, increased federal funding may also adversely affect our business by slowing down state and local spending as a result of delays in appropriating such federal funding to our end customers. In November 2021, the IIJA, which includes $55 billion to invest in water infrastructure across the U.S., was signed into law. When such a large amount of federal funding for infrastructure projects is allocated at once, funds may not be efficiently distributed to the markets in which we operate on a timely basis. Many of our customers, including those in our municipal end market, may also choose or be forced to delay the commencement of infrastructure projects until such funds are allocated, may choose or be forced to re-scope construction-ready infrastructure projects to qualify for federal funding or may not be able to timely pay for products or services provided, which could delay any benefits we expect to receive from the IIJA. The majority of which, we believe, has yet to be realized. In conjunction with the IIJA, the Build America Buy America Act ("BABA") was enacted, which requires that all iron, steel, manufactured products, and construction materials used in covered infrastructure projects are produced in the U.S. Should the products we distribute be deemed to not comply with BABA, we may not realize the potential benefits from the IIJA. Further, while our industries may benefit from increased federal funding, there is no certainty that we will receive benefits associated with such increase, as a disproportionate amount of funds could go to our competitors.

We may lose business to competitors through the competitive bidding process.

A portion of municipal infrastructure work is awarded through competitive bidding processes in which municipalities or contractors serving municipalities compare estimates from multiple distributors. In addition, certain contractors that serve residential and non-residential markets obtain estimates from multiple distributors. The procurement process for this work is based in part on price and the acceptance of certain risks, including risks related to fixed-price contracts and cost-overruns. We may lose business to lower-cost competitors from price-sensitive customers who do not value our sales reach, technical knowledge, broad product portfolio, customer service and project planning and delivery capabilities. In addition, increased competition from other market participants may cause us, or our contractor clients bidding for such contracts, to not be successful in obtaining or renewing these contracts. Our inability to replace a significant number of contracts lost through competitive bidding processes with other revenue sources within a reasonable time could have a material adverse effect on our business or financial condition.

We are subject to price fluctuations in our product costs.

The costs to procure the products we sell are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, raw material costs, labor costs, competition, market speculation, government regulation and trade policies, supply chain constraints, as well as delivery delays or cost changes due to the availability of domestic or global logistics, and fuel cost volatility.

Our financial performance is impacted by price fluctuations in the cost to procure substantially all the products we sell and our ability to reflect these changes, in a timely manner, in our customer pricing. The costs to procure the products we sell are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor and material costs, competition, market speculation, government regulation, weather events, trade policies and periodic delays in the delivery of our products. If we are able to pass through price increases to our customers, our net sales will increase; conversely, during periods of deflation, our customer pricing may decrease to remain competitive, resulting in decreased net sales. The prices of products we purchase and sell increased in the fiscal year ended January 29, 2023 ("fiscal 2022") due to several factors, including, but not limited to, constraints in the supply chain associated with labor, global logistics, general inflationary pressures and availability of raw materials, that are in part due to conflict in countries that export raw materials in our products and other weather events. These factors led to decreased availability of certain products that we purchase from our suppliers. In fiscal 2023, we saw improvements in the supply chain and more predictable lead times for certain products that led to price stability, but for other products the supply chain remained constrained. In fiscal 2024, certain suppliers and product lines experienced greater product availability that resulted in slightly lower selling prices for these product lines. Additional supply chain disruptions may result in increases in product costs which we may not be able to pass on to our customers, loss of sales due to lack of product availability or potential customer claims from the inability to provide products in accordance with contractual terms. Disruptions caused by natural disasters or similar extreme weather events may also affect our ability to both maintain key products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect the Company. Any material shortage of products in the market as a result of natural disasters or similar extreme weather events can negatively impact our net sales, and we may not be able to offset increased product costs via corresponding price increases. A shortage of available manufacturing capacity, or excess capacity, in the industry can result in significant increases or declines in the supply of our products, which in turn results in fluctuations in the market prices for our products, sometimes within a short period of time. Although in some cases we have firm price quotes with our suppliers that fix the price at which we purchase products for a defined period of time, we have experienced termination of certain contracts through the enactment of force majeure contractual clauses.

We may experience price volatility associated with the implementation or rescission of tariffs or other restrictions placed on foreign imports by the U.S. or any related countermeasures taken by impacted foreign countries. Tariff-related activities may also impact the level of demand associated with products subject to tariffs as our customers may seek alternative products. There have recently been significant changes to international trade policies and tariffs affecting imports. The U.S. government has announced tariffs and trade restrictions on certain goods produced outside the United States. In February 2026, the U.S. Supreme Court struck down certain of these tariffs, but the U.S. government has indicated it may impose replacement or supplemental tariffs in response to the decision. We believe our exposure to tariffs is limited as over three-quarters of products that we purchase are manufactured domestically. In response to the tariffs announced by the U.S., other countries have imposed new or increased tariffs on certain exports from the U.S. There is currently significant uncertainty about the future relationship between the U.S. and other countries with respect to trade policies, cost of raw materials, government regulations and tariffs. We cannot predict whether, and to what extent, current tariffs will continue, or trade policies will change in the future. It remains unclear what, and the timing of, future actions may be taken by the U.S. or other governments with respect to international trade agreements, the imposition or removal of tariffs on goods imported into or exported from the U.S., the creation or removal of barriers to trade, tax policy related to international commerce, or other trade matters, and the impact of those actions on the cost of products we purchase and sell.

We have a limited ability to control the timing and amount of changes in the cost to procure our products. Although we seek to recover increases in our product costs by passing product cost increases on to our customers, we may not always be successful. In addition, in periods of declining costs for our products, we may face pricing pressure from our customers, requiring us to reduce the prices at which we sell our products to our customers in order to remain competitive in our markets. Our ability to adjust prices in a timely manner to account for such price fluctuations may often depend on market conditions, our fixed costs and other factors, and our failure to adapt our product prices and operational strategies could result in lower revenue, profitability and the write down of our inventories. Historically, we have not engaged in material hedging strategies for purchases of products. We generally sell our products on a spot basis and not under long-term contracts. Any increase in product costs that are not offset by an increase in our prices, or our inability to maintain price levels in an environment of declining product costs, could have a material adverse effect on our business or financial condition.

We are subject to inventory management risks. Insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may negatively impact our gross margin.

We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence due to changing customer or consumer requirements, specification changes and fluctuating product costs. If we overestimate demand and purchase too much of a particular product, we face a risk of having excess quantities on hand and that the price of that product will fall, leaving us with inventory that we cannot sell at historical profit margins or record a material charge if we are required to write-down inventory at net realizable value. Even after an inventory write-down we would likely not be able to sell the inventory at historical product margins. If we underestimate demand and purchase insufficient quantities of products, inventory shortages could result in delayed revenue, loss of sales opportunities, and/or reduced profit margins. Either of these scenarios could have a material adverse effect on our business or financial condition. These risks are elevated during periods of supply chain disruption as we may simultaneously be unable to obtain certain products in a timely manner and increase on-hand quantities of other products.

Acquisitions and other strategic transactions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized.

Acquisitions are an important component of our growth strategy, and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in net sales, cost savings, synergies and various other benefits. However, there can be no assurance that we will be able to continue to grow our business through acquisitions or other strategic transactions as we have done historically or that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Our ability to deliver the expected benefits from any strategic transactions that we complete is subject to numerous uncertainties and risks, including our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and distraction of management and other critical personnel; hiring additional management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, it could have a material adverse effect on our business or financial condition. Moreover, because we regularly consider and enter into strategic M&A transactions, the integration of businesses may create complexity in our financial systems and internal controls and make them more difficult to manage. Such integration into our internal control system could cause us to fail to meet our financial reporting obligations. We will continue to analyze and evaluate the acquisition of strategic businesses and other strategic transactions with the potential to strengthen our industry position or enhance our existing product offerings. Moreover, consolidation in our industry could make it more difficult for us to maintain operating margins and could also increase competition for our potential acquisition targets and result in higher purchase price multiples.

In addition, our expansion into new markets and product categories through acquisition may present competitive, management, distribution and regulatory challenges that differ from current ones. We may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Growth into new markets may also bring us into direct competition with companies with whom we have little or no past experience as competitors. To the extent we are reliant upon expansion into new geographic, industry and product markets for growth and do not meet the new challenges posed by such expansion our ability for future sales growth may be limited and/or we may incur higher operating costs.

In connection with any acquisition, we may acquire liabilities or defects such as legal claims, including those not identified during due diligence, such as third-party liability and other tort claims; claims for breach of contract; employment-related claims; environmental, health and safety liabilities, conditions or damage; permitting, regulatory or other compliance with law issues; liability for hazardous materials; or trade liabilities. If we acquire any of these liabilities, and they are not adequately covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty or are otherwise mitigated, we may be responsible for significant out-of-pocket expenditures.

We may elect to divest certain assets or part of our business that do not align with our strategic direction. A divestiture could result in the decrease in net sales and net income in future periods. In addition, there are no assurances that we will receive a fair value that meets the expectations of shareholders in conjunction with a divestiture. In connection with any divestitures, we may incur liabilities for breaches of representations and warranties or failure to comply with operating covenants under any agreement for a divestiture. In addition, we may indemnify a counterparty in a divestiture for certain liabilities of the subsidiary or operations subject to the divestiture transaction. These liabilities, if they materialize, could have a material adverse effect on our business or financial condition.

In addition, any future acquisition could be financed by additional indebtedness or raising equity, which could increase leverage or result in dilution to our existing shareholders, as applicable, and impact our ability to access capital in the future. See "—Risks Related to Our Indebtedness."

Our industry and the markets in which we operate are fragmented and highly competitive, and increased competitive pressures, including the pressure to consolidate, could adversely affect our business.

The markets in which we operate are fragmented and highly competitive. Competition varies depending on product line, type of customer and geographic area. We have only one major national competitor, but we also face competition from regional and local competitors and a limited number of manufacturers who sell directly to large customers within our customer base. We estimate that our net sales accounted for approximately 17% of our $44 billion addressable market in fiscal 2025. Any failure to compete with our national, regional or local competitors could have a material adverse effect on our business or financial condition. The fragmented nature of the markets in which we operate could attract new entrants to the distribution space. A new entrant with substantial resources could lead to increased competition and could have a material adverse impact on our sales and make it more difficult to maintain operating margins.

There has also been some consolidation of customers within our industry who are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. This consolidation could cause our industry to become more competitive as greater economies of scale are achieved by customers, or as competitors with new lower cost transactional business models are able to operate with lower prices. We believe these customer needs could result in fewer distributors as the remaining distributors become larger and more capable of being consistent sources of supply. If customers grow from consolidation, they may choose to vertically integrate the distribution of products we sell and purchase directly from our suppliers. This level of direct procurement would bypass distributors, including us, and could have a material adverse impact to our sales and/or make it more difficult for us to maintain operating margins.

The development of alternatives to distributors of our products in the supply chain could cause a decrease in our net sales and operating results and limit our ability to grow our business.

Our customers could begin purchasing more of their product needs directly from our suppliers, which could result in decreases in our net sales and earnings. For example, multiple municipalities may outsource their entire waterworks systems to a single company, thereby increasing such company's leverage in the marketplace and its ability to buy directly from suppliers. Our suppliers could also invest in increasing their capacity to expand their own local sales force and sell more products directly to our customers, which could result in a decrease in our net sales. Suppliers can often sell their products at lower prices and maintain higher gross margins on their product sales than we can. We intend to compete for these larger municipal projects, but there can be no guarantee that our efforts will be successful or that we will be able to complete any such projects within the anticipated budget or timeline.

As we continue to expand our direct sourcing and distribution capabilities as part of the private label initiative, this could result in loss of preferred access to products and unfavorable adjustments to pricing and terms due to direct competition with suppliers.

We may be unable to hire, engage and retain key personnel, including sales representatives, qualified branch, district and regional managers and senior management.

We are dependent, in part, on our continued ability to hire, engage and retain key associates, including sales representatives, qualified branch, district and regional managers and senior management, at our operations across the U.S. We rely upon experienced managerial, sales and support personnel to effectively manage our business and to successfully promote our wide range of products. We are primarily organized locally in branches and districts to allow our operations to respond to changes in local markets. As a result, our branch and district managers have a great deal of control over local operations. We also rely upon our national and regional teams of technical experts to provide insights on complex projects. If we are unable to attract and retain qualified branch and district managers or technical experts, we could be unable to respond to changes in local markets or developments in our projects in a timely manner, or at all.

While we engage in succession planning, our operations benefit from our senior management team's substantial experience and expertise in our industry and the significant contributions they have made to our growth and success. There is a heightened risk of loss for certain senior management members that hold limited partner interests of Holdings ("Partnership Interests") through Management Feeder. The loss of their services could limit our ability to grow our business and cause disruptions in our operations.

If we fail to identify, develop and maintain relationships with a sufficient number of qualified suppliers or our exclusive or limited supplier distribution rights are terminated, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected or we may experience an increase in the costs of our products that could reduce our overall profitability.

We buy our products and supplies from suppliers that manufacture and source products from the U.S. and abroad. We enter into agreements with many of our suppliers that provide us with exclusive or limited distribution rights, limiting our competitors' ability to source materials from such suppliers. Our ability to identify and develop relationships with qualified suppliers and enter into exclusive or limited distribution rights agreements with suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is important to our success. In fiscal 2025, our top supplier accounted for approximately 7% of our product expenditures. Our top ten largest suppliers accounted for approximately 45% of our total purchases in fiscal 2025. We generally have multiple sources of supply, however, in some cases, materials are provided by a single supplier. Any failure to maintain our relationship with any of our top ten largest suppliers, the loss of a sole source supplier, or a failure to replace any such supplier that is lost, could have a material adverse effect on our business or financial condition.

We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers' control, including shortages of raw materials, environmental and social supply chain issues, labor disputes or weather conditions. Disruptions in transportation lines may also cause global supply chain issues that affect us or our suppliers. Global economic conditions and escalation of geopolitical conflicts may also result in global supply chain issues that adversely impact our access to products and supplies.

A change in supplier terms could adversely affect our income and margins.

The terms on which we purchase products from many of our suppliers entitle us to receive a rebate based on the amount of our purchases, a discount for timely payment or other favorable terms reflected in our historical results. These rebates effectively reduce the costs of our products, and we manage our business to maximize the benefit of these programs. Rebate arrangements are subject to renegotiation with our suppliers from time to time. Suppliers may adversely change the terms of or eliminate some or all of these programs. Although these changes would not affect the net recorded costs of products already purchased, they may materially lower our gross margins on products we sell or income we realize in future periods.

The rebate programs we negotiate with our suppliers often require us to purchase minimum quantities or dollar amount of purchases to qualify for the rebate and result in higher rebates with increased quantities or dollars purchased. Even if our rebate programs are not adversely affected through negotiation, we may not earn rebates at levels commensurate with historical periods, and our gross margin percentage may be adversely impacted. Changes to our end markets that decrease demand for products or planned inventory reductions due to more reliable lead times for products may cause us to fall short of minimum quantities or dollar amounts required to earn a rebate or preclude us from reaching the highest rebates offered by our suppliers. As many rebate programs are calculated as a percentage of dollars spent, deflation in product costs can adversely impact rebates earned relative to historical periods.

Our operating results are sensitive to the availability of freight.

We are dependent on third-party freight carriers to transport some of our products. Our access to third-party freight carriers is not guaranteed, and we may be unable to transport our products at economically attractive rates in certain circumstances, particularly in cases of adverse market conditions or disruptions to transportation infrastructure. For example, the U.S. has experienced a shortage of qualified professional commercial truck drivers, which has impacted our suppliers' ability to deliver products to us and our ability to deliver products on a timely basis. There can be no certainty that such shortage will be addressed in the near term, and we may be unable to secure alternative means of freight transport. If the freight carrier capacity in our geographic markets were to decline significantly it could have a material adverse effect on our business or financial condition.

A significant amount of our net sales are credit sales, which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the industry and geographic areas in which they operate.

Approximately 98% of our net sales volume in fiscal 2025 was facilitated through the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the industry in the areas in which they operate. In some cases, our extension of credit is secured by mechanic liens or surety bonds backed by a surety company, but such security does not guarantee collection. If a customer is unable to pay off our mechanic lien or if such lien is not superior to other lienholders and creditors, we may not be able to recoup our extension of credit. The credit we extend to a customer depends on both the financial strength of the customer and the nature of the project in which the customer is involved. Certain customers may not make payments to us until they receive payments from their own customers. Supply chain constraints may extend project completion dates and ultimately the time until we receive full payment from our customers. The inability of our customers to pay off their credit lines in a timely manner, or at all, could have a material adverse effect on our business or financial condition. Furthermore, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward. If our collections process fails to collect money due from a customer, we may be forced to initiate litigation against such customer to compel payment. Any such litigation could be costly, and the outcome would be uncertain.

Because we depend on the creditworthiness of certain of our customers, if the financial condition of our customers declines, our credit risk could increase. Significant contraction in our markets, coupled with tightened credit availability and financial institution credit underwriting standards, could adversely affect certain of our customers. If we experience delays and defaults in client payments and we pay our suppliers before receiving payment from our customers for the related products or services, we could experience a material adverse effect on our business or financial condition.

We may not be able to identify new products and new product lines and integrate them into our distribution network, which could adversely affect our ability to compete.

Our business depends in part on our ability to identify future products and product lines that complement existing products and product lines and that respond to our customers' needs, as well as our ability to identify and respond promptly to evolving trends in demographics, as well as customer wants, preferences and expectations. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete, including the need for more localized assortments of our products to appeal to needs in each end-market, or trends in new products. As a result, we continually seek to offer products and solutions that allow us to stay at the forefront of the needs of the market for our products and services. The success of new products depends on a variety of factors, including timely and successful product development by our suppliers, market acceptance and demand, competitive response, our ability to manage risks associated with product life cycles, the effective management of inventory and purchase commitments and the availability and cost of raw materials for our suppliers. Some of the foregoing factors are beyond our control and we cannot fully predict the ultimate success of the introduction of new products. For example, water utilities have traditionally been slow adopters of new technology and may not adopt our new products as quickly as we expect. In introducing new products and solutions, any delays, unexpected costs, diversion of resources, loss of key associates, failure of the market to accept the new product or other setbacks could materially and adversely affect our business or financial condition.

A public health crisis could have a material adverse effect on our business or financial condition.

A public health crisis and associated government restrictions to prevent its spread could have an adverse impact on our business, results of operations and financial condition as well as the operations of some of our suppliers. A widespread public health crisis may decrease demand for our products due to public reaction to the health crisis or actions taken by governmental or other regulatory organizations to control or otherwise limit the effects of the public health crisis. This crisis may also limit labor availability that could adversely impact manufacturing and distribution throughout the supply chain and limit the availability of product by our suppliers. Depending on the ultimate scope and duration of the supply chain disruptions, we may experience increases in product costs which we may not be able to pass on to our customers, loss of sales due to lack of product availability or potential customer claims from the inability to provide products in accordance with contractual terms. In addition, if significant numbers of associates, key personnel and/or senior management become unavailable due to sickness, legal requirements or self-isolation, our operations could be disrupted and materially adversely affected. Measures taken in response to a public health crisis could adversely impact our ability to retain and attract associates, including key personnel.

We are unable to predict the likelihood, timing, magnitude and duration of a public health crisis and the associated effects to our business; but a future occurrence could have a material adverse effect on our business or financial condition.

We could incur significant costs in complying with environmental, health and safety laws or permitting regimes or as a result of satisfying any liability or obligation imposed under such laws or permitting regimes.

Our facilities and operations are subject to a broad range of federal, state and local environmental, health and safety laws, including those relating to the release of hazardous materials into the environment, the management, treatment, storage and disposal of hazardous materials and wastes, the investigation and remediation of contamination and the protection of our associates. We have incurred, and expect to continue to incur, capital expenditures in addition to ordinary course costs to comply with applicable current and future environmental, health and safety laws. More stringent or complicated federal, state or local environmental rules or regulations could increase our operating costs and expenses. Our failure to comply with environmental, health and safety laws may result in fines, penalties, enforcement actions and other sanctions as well as liability for response costs, property damages and personal injuries resulting from releases of, or exposure to, hazardous materials. We could also be held liable for the costs to address contamination at any real property we have ever owned or operated or used as a storage or disposal site. In addition, changes in, or new interpretations of, existing laws, the discovery of previously unknown contamination, or the imposition of other environmental, health or safety liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities, may lead to additional compliance or other costs that could have a material adverse effect on our business or financial condition.

Costs relating to future capital and operating expenditures to maintain compliance with environmental, health and safety laws, as well as costs to address contamination or environmental claims, may exceed any current estimates and reserves or adversely affect our business. In addition, any unanticipated liabilities or obligations arising, for example, out of the discovery of previously unknown conditions or changes in law or enforcement policies, could materially and adversely affect our business or financial condition.

We are subject to regulation and regulatory change, and our costs of doing business could increase as a result of changes in federal, state or local regulations.

Our operations are principally affected by various statutes, regulations and laws in the U.S. states in which we operate. While we are not engaged in a heavily regulated industry, we are subject to various laws applicable to businesses generally, including laws affecting land usage, zoning, the environment, health and safety, transportation, labor and employment practices, competition, immigration and other matters. Additionally, building codes may affect the products our customers are allowed to use, and consequently, changes in building codes may affect the saleability of our products. Changes to U.S. federal, state and local tax laws and regulations could have a material impact on us. See Item 1. "Business—Regulation" of this Annual Report on Form 10-K.

We deliver products to many of our customers through our own fleet of vehicles. The U.S. Department of Transportation (the "DOT") regulates our operations in domestic interstate commerce. We are subject to various requirements governing interstate operations prescribed by the DOT, including safety regulations and other rules, including, for example, the DOT Disadvantaged Business Enterprise ("DBE") Program, which imposes certain requirements to increase DBE participation in DOT-assisted projects and contracts. Vehicle dimensions and driver hours of service also remain subject to both federal and state regulation. More restrictive limitations on vehicle weight and size and trailer length and configuration could increase our costs. Furthermore, commercial driver's licensing requirements imposed by states or local governments could limit the availability of qualified drivers to transport our products, which could also increase our costs. If we are unable to pass these cost increases on to our customers, it would reduce our gross margins, increase our selling, general and administrative expenses and reduce our net income.

In addition, many of our municipal water products and infrastructure customers are regulated by federal and state government agencies, such as the U.S. Environmental Protection Agency and state public utility commissions. These agencies could change the way in which they interpret current regulations and may impose additional regulations. Several significant administrative law cases decided by the U.S. Supreme Court in 2024, may result in additional legal challenges to regulations and guidance issued by federal regulatory agencies that we rely on and intend to rely on in the future. Successful challenges of certain regulations, any increased regulatory uncertainty, or delays or other impacts to the federal agency rule making process could adversely impact our business and operations. Further, there may also be new legislation or regulatory change in response to the perceived effects of climate change, which is expected to continue to be the subject of increasing regulatory attention and requirements. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in product designs that could increase our environmental compliance expenditures. These changes could have a material adverse effect on our customers and the profitability of the services they provide, which could reduce demand for our services or our products and could further subject us to additional costs and restrictions, including increased energy, compliance and product costs.

We cannot predict the nature and timing of future developments in law and regulations and whether we will be successful in meeting future demands of regulatory agencies in a manner that will not materially adversely affect the Company.

Increasing scrutiny and changing stakeholder expectations and disclosures in respect of ESG and sustainability practices may adversely impact our business and our stock price and impose additional costs or expose us to new or additional risks.

Companies across all industries are facing increasing scrutiny from customers, regulators and other stakeholders related to their ESG and sustainability practices. Investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies are also increasingly focused on ESG and sustainability practices and matters and on the implications and social cost of their investments and loans while other market participants have evidenced opposition to certain companies' consideration of such practices and matters. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence and disclosure. Increased focus on ESG and sustainability matters could have a material adverse effect on our business or financial condition, and expose us to new or additional risks, including as described below.

We recognize that many of our shareholders, associates, suppliers, customers, regulators and other stakeholders expect us to continue to focus on long-term sustainable performance while considering the positive impact we can have on the environment and in our communities. This includes addressing significant, relevant ESG factors, further working to prioritize sustainable energy practices and reducing our carbon footprint. We must make strategic investments to ensure our sustainability goals and objectives are responsive to the broader market environment and directly tied to our overarching business priorities. We have incurred and expect to continue to incur costs and capital expenditures in doing so, and certain of such future costs and capital expenditures could be material. From time to time, the SEC and state regulators in California and other U.S. states in which we sell our products have proposed, phased in, are phasing in, or may phase in, climate-related regulations. Such regulations could cause us to incur additional compliance and reporting costs, certain of which could be material, including related to monitoring, collecting, analyzing and reporting new metrics and implementing systems and procuring additional internal and external personnel with the requisite skills and expertise to serve those functions and provide necessary attestation, as applicable. Such costs could have a material adverse effect on our business or financial condition.

Further, if we do not adapt to or comply with investor or other stakeholder expectations and standards, which are evolving, or if we are perceived not to have responded appropriately to ESG and sustainability issues, our business could suffer, including from reputational damage. Additionally, activist shareholders may submit proposals to promote or oppose an ESG-related position. Responding to such proposals, proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations, causing reputational harm, and diverting the attention of our board of directors and senior management from the pursuit of business strategies. Further, a multitude of organizations that provide information to investors have developed ratings processes for evaluating companies on their approach to ESG and sustainability matters. Such ratings and reports are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings, or perceptions of us or our industry as a result of such ratings or our ESG and sustainability practices, may lead to increased negative investor and other stakeholder sentiment toward us or our customers, and to the allocation of investment capital to other industries and companies, which could negatively affect our stock price and access to and costs of capital.

The occurrence of any of the foregoing could have a material adverse effect on our business or financial condition.

Due to the nature of our business, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits, regulatory disputes, government investigations and inquiries, and other proceedings involving our operations, products liability, competition and antitrust, intellectual property, environmental, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries.

As a distributor of products, we face an inherent risk of exposure to product liability and other claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage or violated environmental, health or safety or other laws. In addition, we fabricate and install certain products, either internally or through third parties, which may increase our exposure to product liability claims. An unsuccessful product liability defense could be costly and accordingly result in a decline in net sales and/or profitability. In addition, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and us.

Litigation and regulatory proceedings may be protracted and expensive. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation and investigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings or investigations may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, all of which could negatively affect our revenue growth. The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining accruals for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and results of operations. Additionally, we do not carry insurance for all categories of risk that our business may encounter (including asbestos claims for which insurance is not attainable). Any significant liability that is uninsured or not fully insured may require us to pay substantial amounts. See additional discussion in Item 1. "Business—Legal Proceedings" of this Annual Report on Form 10-K.

Failure to achieve and maintain a high level of product quality as a result of our suppliers' or manufacturers' mistakes or inefficiencies could damage our reputation and negatively impact our revenue and results of operations.

To continue to be successful, we must continue to preserve, grow and capitalize on the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to a material adverse effect on our business or financial condition.

In particular, product quality issues as a result of our suppliers' or manufacturers' acts or omissions could negatively impact customer confidence in our brands and our products. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product offerings do not meet applicable safety standards or customers' expectations regarding safety or quality or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

We seek to enter into contracts with suppliers which provide for indemnification from any costs associated with the provision of defective products. However, there can be no assurance that such contractual rights will be obtained or adequate, or that related indemnification claims will be successfully asserted by us.

Any difficulties with, or interruptions of, our fabrication services could delay our output of products and harm our relationships with our customers.

Although the majority of our overall product offerings relate to distribution for which we engage in no significant manufacturing, we do perform light fabrication services for certain product categories, including fire protection, storm drainage, geosynthetics and erosion control, meter sets and fusible HDPE piping products, which collectively accounted for less than 5% of our net sales in fiscal 2025 and which we believe are products with significant opportunities for growth. Any difficulties with, or interruptions of, our fabrication service operations could delay our output of products and harm our relationships with our customers. If our fabrication processes fail, we may fail to perform on our contracts with our customers unless we are able to obtain comparable products or services in a timely and cost-effective manner. Further, the performance of fabrication services on the products we sell may increase our exposure to product defect liabilities for which we have no recovery of losses through supplier indemnification. If we are unable to fabricate certain products, find suitable replacements for them or experience product defect liabilities it could have a material adverse effect on our business or financial condition.

We are subject to certain safety and labor risks associated with the distribution and fabrication of our products.

As of February 1, 2026, we employed approximately 5,600 associates in total, a significant percentage of whom work at our branch locations. Our business involves transporting industrial water, wastewater, storm drainage and fire protection products and operating heavy machinery such as forklifts and tractor trailers, and there is a risk that an accident or death could occur in one of our facilities. We operate a large fleet of trucks and other vehicles and therefore face the risk of traffic accidents. The outcome of any personal injury, wrongful death or other litigation is difficult to assess or quantify and the cost to defend litigation can be significant. Although we currently maintain insurance, including, but not limited to, workers' compensation, automobile and general liability, there can be no assurance that we will be able to maintain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate protection against potential liabilities. As a result, the costs to defend any action or the potential liability resulting from any such accident or death or arising out of any other litigation, and any negative publicity associated therewith or negative effects on associate morale, could have a material adverse effect on our business or financial condition.

We provide medical coverage to some of our associates through a self-insured preferred provider organization. In fiscal 2025 we experienced unfavorable trends in medical costs and incidence of high-dollar claims. We may experience further increases in medical costs and unfavorable medical claim activity that could have a material adverse effect on our financial condition. Though we believe that we have adequate insurance coverage in excess of self-insured retention levels, our business or financial condition may be adversely affected if the number and severity of insurance claims increases.

Interruptions in the proper functioning of the Company's and our third-party service providers' IT systems or compromise of our or our customers' confidential data, including from cybersecurity threats, could disrupt operations and cause unanticipated reputational harm, litigation and regulatory risk, as well as increases in costs or decreases in net sales, or both.

Because we use our information systems, including Smart Distributor, PowerScope®, Online Advantage®, Mobile Advantage® and other platforms to, among other things, manage inventories and accounts receivable, make purchasing decisions, prepare project bids, assist our customers and improve our customers' experience and monitor our results of operations, the proper functioning of our IT systems is critical to the successful operation of our business. Our IT systems, confidential data, as well as our remote processing capabilities and physical and software safeguards or those of our suppliers and customers, may be vulnerable to natural disasters, power losses, cyber-attacks, theft, or unauthorized access (including through any intentional or malicious attacks, whether by a virus, malware or an outsider seeking to compromise our IT systems, or by a rogue associate), telecommunication failures and other problems. If critical IT systems fail, or are otherwise unavailable, our ability to process orders, track credit risk, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay expenses and otherwise manage our business would be materially and adversely affected.

Information security and cyber risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. The cybersecurity landscape continues to evolve and presents novel risks, and we may become increasingly vulnerable to such risks if we fail to assess and identify cybersecurity risks associated with our operations. A failure in or breach of our operational or information security systems, or those of our third-party service providers (or their downstream service providers), as a result of cyber-attacks or information security breaches has in the past, and could in the future, disrupt our business. Further, third parties we transact business with may incorporate generative artificial intelligence or other emerging technologies into their operations, and these tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection.

In addition, a cyber-attack or information security breach could result in the disclosure or misuse of confidential or proprietary information, result in legal liability and regulatory action, damage our business relationships and reputation, result in or increase our litigation, remediation, forensic or other costs or cause losses. We may also incur significant administrative and technology costs in implementing and maintaining data security measures to prevent or limit the impact of such incidents. Damage to us or to our suppliers or customers resulting from such incidents could subject us to liability under U.S. state and federal and foreign laws that require us to implement certain data security protocols and to protect confidential personal data, which could result in increased costs, loss of revenues, settlement costs and/or substantial penalties that may either not be insured or not be fully covered through insurance. The legal and regulatory environment surrounding information security and privacy in the U.S. and international jurisdictions is constantly evolving.

Cybersecurity and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access are and will continue to be a priority for us. As cyber threats continue to evolve, we continually assess cyber risks, enhance our information security procedures and other safeguards, and implement updates to our IT systems. See Item 1C. "Cybersecurity" of this Annual Report on Form 10-K for a discussion of how we manage our cybersecurity risk. There can be no guarantee that a cybersecurity incident will not occur and that our business or financial condition will not be materially and adversely affected by such an incident.

Our competitive environment may be impacted by technological innovation and we may be required to invest in technology to maintain our position in the industry.

To sustain and improve our competitive position, we are continually evaluating and investing in technology that can enhance our customer experience and minimize our cost structure. The design, development, and implementation of new technology and systems carries inherent risks. For example, the development and implementation of such technology and systems may distract management from operations or result in operational inefficiencies or other unforeseen complications that may adversely affect our business operations and customer relationships. We may not realize the anticipated benefits associated with certain investments in technology and systems and may be required to record material non-cash impairment charges. However, failure to develop such technology, not being first to market or not having industry leading features relative to others in our industry could put us at a competitive disadvantage. Any of these developments could have a material adverse impact our business, financial position and results of operations.

An impairment of goodwill, intangible assets or other long-lived assets could have a material adverse effect on our financial position or results of operations.

Our acquisitions frequently result in the recording of goodwill and other intangible or long-lived assets. As of February 1, 2026, goodwill and amortizing intangible assets, net of accumulated amortization, represented 32% and 14%, respectively, of our total assets. Goodwill is not amortized and is subject to impairment testing at least annually using a fair value-based approach. Future events, such as declines in our cash flow projections or customer demand, may cause impairments of our goodwill or long-lived assets, including intangible assets, based on factors such as the price of our common stock, projected cash flows, assumptions used, control premiums or other variables. In addition, if we divest long-lived assets at prices below their asset value, we must write them down to fair value resulting in long-lived asset impairment charges, which could adversely affect our financial position or results of operations. We cannot accurately predict the amount and timing of any impairment of assets, and, in the future, we may be required to take additional goodwill or other asset impairment charges. Any such non-cash charges could have a material adverse effect on our business or financial condition.

Our intangible assets include costs capitalized for development, design and implementation of internal use software. The Company has capitalized $36 million associated with ongoing internal use software projects. These intangible assets are assessed for impairment when a triggering event occurs including at the point it is determined that the internal use software will not fulfil its intended use. If we cease development of the internal use software prior to finalizing the implementation, the Company's determination would result in an impairment of the intangible asset.

Our customer relationships are generally governed by purchase orders and job-specific customer agreements, as applicable, and not by long-term agreements, and, as a result, such customers have the right to change the terms under which they do business and/or terminate their relationship with us.

Our customer relationships are governed by purchase orders and job-specific customer agreements, as applicable, and not by long-term agreements. Consequently, despite the length of our relationships with our customers and our low historical customer turnover rates, there can be no assurance that our customer base will remain stable in the future. If our customers do not renew orders, our business or financial condition could be negatively affected.

While a portion of our net sales are made to customers with whom we have contractual relationships, many of these contracts are requirements contracts under which we supply a percentage of a customer's requirements over a period of time, without any specific commitment by the customer to purchase a particular unit volume. As such, we are not guaranteed any minimum level of net sales under many of our contracts, and many of our customers, including some of our largest customers, are under no obligation to continue to purchase products from us.

Moreover, if a customer's requirements for our products exceed our ability to supply that customer, as has occurred from time to time, we may have a short-term or long-term inability to supply that customer from our own branches and may be required to take other proactive steps in order to fill that customer's order, which may be at a higher cost to us. Our inability to supply a customer's specific requirements from our branches could materially and adversely affect our relationship with that customer or increase our operating costs.

Most of our net sales are made to customers that do not have contracts in place and are not contractually obligated to purchase products from us. Our repeat business with respect to these customers largely depends on these customers' satisfaction with our products and our customer service. At any time, these customers can stop purchasing our products from us and cease doing business with us. We cannot be sure that any particular customer will continue to do business with us for any period of time.

We are subject to risks associated with operating internationally.

We export and import certain of our products to and from different jurisdictions outside the U.S. The shipment of goods across international borders is subject to extensive trade laws and regulations. The laws and regulations concerning import-export activity, recordkeeping and reporting, import-export control, interactions with government officials and economic sanctions are complex and constantly changing, and we cannot provide assurance that we will not incur material costs or liabilities in connection with these or other regulatory requirements. Additionally, the war in Ukraine has led to economic sanctions imposed against Russia by the U.S. and certain European nations, including the prohibition on doing business with certain Russian companies, which have led to certain retaliatory trade restrictions from Russia. There is a possibility that such sanctions or trade restrictions, including in response to the tariffs discussed elsewhere, may be expanded, or new sanctions or trade restrictions may be imposed by the U.S., Russia, China or other countries, which could further disrupt supply chains or lead to volatility in pricing.

In addition, we are subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. Our activities in any country in which we deal with governmental clients create the risk of unauthorized payments or offers of payments by one of our associates or contractors that could be in violation of various laws including the FCPA and other anti-corruption laws, even though these parties are not always subject to our control. If we were to fail to comply with the FCPA, other anti-corruption laws, applicable import-export control regulations, data privacy laws or other applicable rules and regulations, we could be subject to substantial civil and criminal penalties and the possible loss of export or import privileges, which could have a material adverse effect on our business or financial condition.

Risks Related to Our Indebtedness

Our indebtedness may adversely affect our financial health and our ability to raise additional capital or obtain financing in the future.

As of February 1, 2026, we had total consolidated indebtedness of $2,166 million and $325 million in outstanding lease commitments. In addition, as of February 1, 2026, after giving effect to $24 million of letters of credit issued under the Senior ABL Credit Facility (as defined in Note 6 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), Core & Main LP would have been able to borrow an additional $1,226 million under the Senior ABL Credit Facility, subject to borrowing base availability.

Our indebtedness could have important consequences to our shareholders. Because of our indebtedness:

- our ability to obtain additional financing for working capital, make capital expenditures, complete acquisitions, meet debt service requirements, make Tax Receivable Agreements payments, pay dividends and make other distributions or to purchase, redeem or retire capital stock or for general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

- a portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

- we are exposed to the risk of increased interest rates because a significant portion of our borrowings are at variable rates of interest;

- it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

- we may be more vulnerable to general adverse economic and industry conditions;

- we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

- our ability to refinance indebtedness may be limited or the associated costs may increase;

- our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited;

- our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock may be limited; and

- we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve our operating margins.

Despite our indebtedness levels, we and our subsidiaries may be able to incur substantially more indebtedness, which may increase the risks to our financial condition and results of operations created by our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the agreements governing our indebtedness provide our subsidiaries with the flexibility to incur a substantial amount of secured and unsecured indebtedness in the future, if our subsidiaries are in compliance with certain incurrence ratios set forth in these agreements.

The agreements governing our indebtedness restrict our current and future operations and our ability, and the ability of our future subsidiaries, to engage in certain business and financial transactions, and as a result, may adversely affect our business or financial condition.

The agreements governing our indebtedness contain a number of covenants that may limit Core & Main LP's ability and the ability of any of its future restricted subsidiaries to:

- incur additional indebtedness or issue certain preferred shares;

- pay dividends, redeem stock or make other distributions in respect of capital stock;

- repurchase, prepay or redeem subordinated indebtedness;

- make investments;

- create restrictions on the ability of Core & Main LP's restricted subsidiaries to pay dividends to Core & Main LP or make other intercompany transfers;

- incur additional liens;

- transfer or sell assets;

- make negative pledges;

- consolidate, merge, sell or otherwise dispose of all or substantially all of Core & Main LP's assets;

- change the nature of Core & Main LP's business;

- enter into certain transactions with Core & Main LP's affiliates; and

- designate subsidiaries as unrestricted subsidiaries.

In addition, the Senior ABL Credit Facility requires Core & Main LP to comply with a consolidated fixed charge coverage ratio under certain circumstances and contains other covenants customary for asset-based facilities of this nature. Core & Main LP's ability to borrow additional amounts under the Senior ABL Credit Facility depends upon compliance with these covenants. Events beyond our control can affect our ability to comply with these covenants.

Core & Main LP is required to make mandatory prepayments under (a) the Senior ABL Credit Facility, if aggregate outstanding borrowings exceed the then applicable borrowing base or the then effective commitments under the Senior ABL Credit Facility, and (b) the Senior Term Loan Credit Facility (as defined in Note 6 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), from excess cash flow, asset sale proceeds, insurance recovery proceeds and proceeds from certain debt incurrences, in each case subject to certain limitations and conditions set forth in the agreements governing such facilities. In addition, any future financing arrangements entered into by us may contain similar restrictions. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities.

Our failure to comply with our obligations under the agreements governing our indebtedness as described above, as well as others contained in any future debt instruments from time to time, may result in an event of default under the agreements governing our indebtedness. The occurrence of an event of default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. Being forced to refinance these borrowings on less favorable terms or not being able to refinance these borrowings could have a material adverse effect on our business or financial condition.

The Amended and Restated Limited Partnership Agreement of Holdings and the Tax Receivable Agreements limit our ability to incur additional indebtedness or refinance our existing indebtedness on favorable terms.

The Second Amended and Restated Agreement of Limited Partnership of Holdings (as amended, the "Amended and Restated Limited Partnership Agreement of Holdings") may restrict our ability to incur additional indebtedness or refinance our existing indebtedness in a manner that would materially and adversely affect Holdings' ability to make tax distributions to holders of Partnership Interests or distributions to us to fund payments under the Tax Receivable Agreements (as defined in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). We may be unable to secure additional financing or refinance our existing indebtedness on favorable terms as a result of such restriction.

In addition, each of the Tax Receivable Agreements requires that any debt document that refinances or replaces our existing indebtedness be no more restrictive on our ability to make payments under each Tax Receivable Agreement than our current indebtedness, unless CD&R Waterworks Holdings, L.P., a Delaware limited partnership, and certain stockholders affiliated with CD&R that transferred all of their Partnership Interests at the time of the initial public offering (collectively, the "CD&R Investors") otherwise consent. At the time of any such refinancing or replacing of our existing indebtedness, it may not be possible to include such terms in such debt documents, and a result, we may need the CD&R Investors' consent to complete such refinancing or replacing of our existing indebtedness.

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, increase cash outflows, decrease our liquidity or impact our solvency.

Our indebtedness under the Senior ABL Credit Facility and the Senior Term Loan Credit Facility bears interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness and materially reduce our profitability and cash flows. As of February 1, 2026, assuming all Senior ABL Credit Facility revolving loans were fully drawn, and excluding the impact of any interest rate hedging instruments, each one percentage point change in interest rates would have resulted in an approximately $34 million increase in annual interest expense on the Senior ABL Credit Facility and the Senior Term Loan Credit Facility. The impact of such an increase may be more significant for us than it would be for some other companies because of the total amount of our indebtedness.

Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.

Our credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally or the introduction of new rating practices and methodologies. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the ratings could also arise from higher shareholder payouts or larger acquisitions that result in increased leverage, or in a deterioration in the metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for us to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal restrictions on the payment of distributions to which they may be subject, many of which may be beyond our control.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The Senior ABL Credit Facility matures on February 9, 2029, the outstanding borrowings on the 2028 Senior Term Loan (as defined in Note 6 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K) mature on July 27, 2028 and the outstanding borrowings on the 2031 Senior Term Loan (as defined in Note 6 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K) mature on February 9, 2031. We may be unable to refinance any of our indebtedness prior to maturity, or otherwise, or obtain additional financing, particularly because of our indebtedness. In addition, market disruptions, as well as our indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to finance current operations and meet our short-term and long-term obligations could be adversely affected.

If Core & Main LP cannot make scheduled payments on its indebtedness under the Senior ABL Credit Facility, the 2028 Senior Term Loan, and/or the 2031 Senior Term Loan, it will be in default and the lenders under the Senior ABL Credit Facility and/or the Senior Term Loan Credit Facility could terminate their commitments to loan money or foreclose against the assets securing the borrowings, and Core & Main LP could be forced into bankruptcy or liquidation. Any of these actions could have a material adverse effect on our business or financial condition.

Risks Related to Our Organizational Structure

Our principal asset is our direct and indirect ownership interest in Holdings, and accordingly, we depend on distributions from Holdings and its subsidiaries to pay our taxes and other expenses, including payments under each of the Tax Receivable Agreements. Our subsidiaries' ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company, and our primary material assets are our indirect ownership of Core & Main LP, through its ownership interest in Holdings, and deferred tax assets associated with this ownership. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of our current and future subsidiaries, including Core & Main LP. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including covenants in the agreements that govern Core & Main LP's indebtedness, will permit such distributions.

Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income of Holdings, if any, will be allocated to holders of Partnership Interests, including us. Accordingly, we will generally incur U.S. federal income taxes on our allocable share of any net taxable income of Holdings.

Under the terms of the Amended and Restated Limited Partnership Agreement of Holdings, Holdings is obligated to make tax distributions to holders of Partnership Interests, including us, to the extent that other distributions made by Holdings are otherwise insufficient to pay the tax liabilities of holders of Partnership Interests. In addition to tax obligations, we are also required to make payments under the Tax Receivable Agreements that could be significant. We intend, as its general partner, to cause Holdings to make cash distributions to the holders of Partnership Interests, including us, in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them, (ii) cover our operating expenses and (iii) fund payments made under the Tax Receivable Agreements. However, Holdings' ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Holdings insolvent. If we do not have sufficient funds to pay taxes or other expenses or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under any Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under such Tax Receivable Agreement and therefore accelerate payments due under such Tax Receivable Agreement. In addition, if Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends on our Class A common stock will also be restricted or impaired. See "—Risks Related to Our Class A Common Stock".

Our organizational structure, including the Tax Receivable Agreements, confers certain benefits that will not benefit Class A common shareholders to the same extent as it will benefit holders of the Tax Receivable Agreements.

Our organizational structure, including the Tax Receivable Agreements, confers certain benefits upon the holders of the Tax Receivable Agreements that will not benefit the holders of our Class A common stock to the same extent. As described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, exchanges of Partnership Interests may generate tax attributes for the Company for which we must pay 85% of the realized, or deemed to be realized, benefits to the exchanging party under the respective Tax Receivable Agreement. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the trading market for the Class A common stock. In addition, our organizational structure, including the Tax Receivable Agreements, imposes additional compliance costs and requires a significant commitment of resources that would not be required of a company with a simpler organizational structure.

The Tax Receivable Agreements require us to make cash payments in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

As described in greater detail in Note 7 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, under the Tax Receivable Agreements, we are required to make cash payments under the Tax Receivable Agreements. The amount of the cash payments that we will be required to make under the Tax Receivable Agreements is expected to be substantial. Any payments made by us under the Tax Receivable Agreements will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreements could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot realize some or all of the tax benefits that are the subject of the Tax Receivable Agreements. Payments under the Tax Receivable Agreements are not conditioned on any holder's continued ownership of Partnership Interests or our common stock. As of February 1, 2026, the Company had recorded a $720 million payable to related parties pursuant to the Tax Receivable Agreements.

In addition, if Management Feeder exchanged their remaining Partnership Interests on February 1, 2026, utilizing assumptions described in Note 7 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we would recognize an additional deferred tax asset (subject to offset with existing deferred tax liabilities) of approximately $102 million and a Tax Receivable Agreement liability of approximately $87 million. The full exchange by Management Feeder will also decrease our aforementioned deferred tax asset associated with our investment in Holdings by $5 million. These amounts are estimates only and are subject to change. The actual amount and timing of any payments under the Tax Receivable Agreements will vary depending upon a number of factors, including the timing of exchanges by the holders of Partnership Interests, the amount of gain recognized by such holders of Partnership Interests, the amount and timing of the taxable income we generate in the future and the federal tax rates applicable at the time of such exchanges.

In certain cases, payments under the Tax Receivable Agreements may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

Each Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, nonpayment for a specified period which constitutes a material breach of a material obligation under such Tax Receivable Agreement, or if, at any time, we elect an early termination in accordance with the terms of the Tax Receivable Agreements or negotiate a settlement of the Tax Receivable Agreements, then our obligations, or our successor's obligations, under such Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to such Tax Receivable Agreement.

As a result of the foregoing, (i) we could be required to make payments under such Tax Receivable Agreement that are greater than the actual benefits we ultimately realize in respect of the tax benefits that are subject to such Tax Receivable Agreement and (ii) if we elect to terminate or negotiate an early settlement of the Tax Receivable Agreement, we would be required to make an immediate cash payment based on the present value of the anticipated future tax benefits that are the subject of such Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. Based upon certain contractual assumptions, described in greater detail in Note 7 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we estimate that if we had exercised our termination right as of February 1, 2026, the amount of the termination payment pursuant to the Tax Receivable Agreements recorded on the Consolidated Balance Sheets for the exchange of Partnership Interests would be approximately $553 million and the amount of the termination payment to Management Feeder holding the remaining exchangeable Partnership Interests would be approximately $62 million. The foregoing numbers are estimates and the actual payments could differ materially based on, among other things, the timing of an early termination election, the discount rate applicable at the time of the early termination election and material changes in relevant tax law. In these situations, our payments under such Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our payments under the Tax Receivable Agreements.

We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are disallowed.

Our acquisitions of Partnership Interests in connection with the Exchange Agreement are expected to result in increases in our allocable tax basis in the assets of Holdings that otherwise would not have been available to us. These increases in tax basis are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of Holdings to the extent the increased tax basis is allocated to those assets.

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we determine. The Internal Revenue Service (the "IRS") or another taxing authority, however, may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. While the actual amount of an increase in tax basis, as well as the actual amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Holdings attributable to our interests in Holdings, during the expected term of the Tax Receivable Agreements, the payments that we may make could be substantial.

The payment obligations under the Tax Receivable Agreements are our obligation and not of Holdings. In the event any tax benefits initially claimed by us and for which payment has been made are successfully challenged by a taxing authority, such prior payments under the applicable Tax Receivable Agreements will not be reimbursed but any such detriment will generally be taken into account as a reduction in future payments due under the applicable Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under such Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under such Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes that are the subject of such Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of Holdings, applicable restrictions could make it impractical for us to continue our business as currently contemplated and could have a material adverse effect on our business or financial condition.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

As the general partner of Holdings, we control and operate Holdings. On that basis, we believe that our interest in Holdings is neither an "investment security" as that term is used in the 1940 Act nor a "security" based on the test under applicable case law. However, if we were to cease participation in the management of Holdings, our interest in Holdings could be deemed an "investment security" for purposes of the 1940 Act.

We and Holdings intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business or financial condition.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock may be volatile and could decline.

Volatility in the market price of our Class A common stock may prevent our shareholders from being able to sell shares at or above the price you paid for such shares. The market price of our Class A common stock may fluctuate significantly. Among the factors that could affect our stock price are:

- industry, regulatory or general market conditions;

- domestic and international economic factors unrelated to our performance;

- new regulatory pronouncements and changes in regulatory guidelines;

- lawsuits, enforcement actions and other claims by third parties or governmental authorities;

- actual or anticipated fluctuations in our quarterly operating results;

- lack of research coverage and reports by industry analysts or changes in any securities analysts' estimates of our financial performance;

- action by institutional shareholders or other large shareholders, including future sales of our Class A common stock;

- failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

- changes in our share repurchase or dividend policy;

- announcements by us of significant impairment charges;

- speculation in the press or investment community;

- investor perception of us or our industry;

- changes in market valuations or earnings of similar companies;

- the impact of short selling or the impact of a potential "short squeeze" resulting from a sudden increase in demand for our Class A common stock;

- announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

- war, terrorist acts, epidemic disease or pandemic disease;

- any future sales of our Class A common stock or other securities;

- additions or departures of key personnel;

- misconduct or other improper actions of our associates; and

- the other risks described herein.

Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock, regardless of our operating performance. In certain situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. We may be a target of this type of litigation in the future. The defense and disposition of litigation of this type could result in substantial costs and divert resources and the time and attention of our management, which could materially and adversely affect our business or financial condition.

An active, liquid trading market for our Class A common stock may not be sustained.

Although our Class A common stock is currently listed on the NYSE under the symbol "CNM," an active trading market for our shares may not be sustained. Accordingly, if an active trading market for our Class A common stock is not maintained, the liquidity of our Class A common stock, our shareholders' ability to sell shares of our Class A common stock when desired and the prices that a shareholder may obtain for shares of our Class A common stock will be adversely affected.

Future sales of shares by us or our existing shareholders could cause our stock price to decline.

Sales of substantial amounts of our Class A common stock in the public market, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of February 1, 2026, we had a total of 188,770,435 shares of Class A common stock outstanding and 6,611,263 of potential additional shares of Class A common stock issuable upon exchange of Partnership Interests (with automatic retirement of an equal number of shares of Class B common stock).

Additionally, pursuant to the terms of the Exchange Agreement and subject to certain restrictions set forth therein and as described elsewhere in this Annual Report on Form 10-K, Management Feeder (or its permitted transferees) has the right to exchange its Partnership Interests, together with the retirement of a corresponding number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis or, at the election of a majority of the disinterested members of our board of directors, for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock sold in such public offering or private sale), net of any underwriting discounts and commissions, for each Partnership Interest exchanged, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement also provides that in connection with any such exchange, to the extent that Holdings has, since consummation of certain reorganization transactions and our initial public offering, made distributions to Management Feeder that are proportionately lesser or greater than the distributions made to us, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to Management Feeder will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. We expect to cause Holdings to make overall distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to Management Feeder in connection with the adjustment described in the preceding sentence. The amount of future partner distributions and the number of shares issuable pursuant to such provision of the Exchange Agreement will fluctuate based on a number of factors, including our financial performance, the actual tax rates applied to Management Feeder (or its permitted transferees), any changes in tax rates or tax laws and future share prices for our Class A common stock. Unless our board of directors elects to settle these obligations in cash pursuant to the terms of the Exchange Agreement, we expect that these arrangements will result in a substantial number of additional shares of Class A common stock being issued to Management Feeder.

In accordance with the terms of the Amended and Restated Limited Partnership Agreement of Holdings, Core & Main, as the general partner of Holdings, has the right to require the mandatory exchange of the remaining Partnership Interests held by Management Feeder for shares of Class A common stock in accordance with the Exchange Agreement. We continually evaluate the benefits and costs of our legal entity structure, including but not limited to its tax implications, administrative costs and clarity of financial reporting, and we may elect to initiate a mandatory exchange transaction in the future. A mandatory exchange of Partnership Interests constitutes a taxable transaction to members of Management Feeder, creates tax attributes for Core & Main and establishes obligations under our Tax Receivable Agreements. While a mandatory exchange does not require members of Management Feeder to sell their Class A common stock, certain members of Management Feeder, in part to fund tax obligations, may elect to exchange their Partnership Interests and sell their Class A common stock in anticipation of a potential mandatory exchange event or may elect to sell their Class A common stock after a mandatory exchange event. The mandatory exchange, the potential sale of Class A common stock or actual sales of Class A common stock could cause the market price of our Class A common stock to decline. The timing and authorization of a potential future mandatory exchange are at the discretion of the Board of Directors of Core & Main.

Future offerings of debt, Class A common stock, equity securities which would rank senior to our Class A common stock or other securities convertible or exchangeable into common or preferred stock, in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise, may result in dilution to owners of our Class A common stock and/or may adversely affect the market price of our Class A common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our Class A common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our shareholders or reduce the market price of our Class A common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A common stock and may result in dilution to owners of our Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors outside our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock will bear the risk of our future offerings, reducing the market price of our Class A common stock or diluting the value of their stock holdings in us.

In addition, in the future, we may issue additional shares of Class A common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our Class A common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our Class A common stock to decline.

Anti-takeover provisions in our Certificate of Incorporation and our amended and restated by-laws (the "By-laws") could discourage, delay or prevent a change of control of our Company and may affect the trading price of our Class A common stock.

Our Certificate of Incorporation and By-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us even if our shareholders might consider such changes to be favorable. For example, our Certificate of Incorporation and By-laws collectively:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

- provide for a classified board of directors, which divides our board of directors into three classes, with members of each class serving staggered three-year terms, which prevents shareholders from electing an entirely new board of directors at an annual meeting;

- limit the ability of shareholders to remove directors without cause;

- provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

- prohibit shareholders from calling special meetings of shareholders;

- prohibit shareholder action by consent in writing or electronic transmission, thereby requiring all actions to be taken at a meeting of the shareholders;

- do not opt out of Section 203 of the Delaware General Corporation Law (the "DGCL"), which generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the time the person became an interested shareholder, or any successor provision to Section 203;

- establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders; and

- require the approval of holders of at least 66 2/3% of the voting power of the outstanding shares of our common stock then entitled to vote thereon to amend our By-laws and certain provisions of our Certificate of Incorporation.

These provisions may prevent our shareholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context or from changing our management and board of directors. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our Certificate of Incorporation and By-laws may also make it difficult for shareholders to replace or remove our management. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our shareholders.

We currently do not have an approved plan to pay dividends on our Class A common stock and consequently, your ability to achieve a return on your investment depends on appreciation in the price of our Class A common stock.

While we may in the future consider approving a plan to pay dividends on our Class A common stock, we currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs, make payments under the Tax Receivable Agreements, stock repurchases and for general corporate purposes. Therefore, there is no certainty as to the timing, frequency and magnitude of any dividends that we may pay on our Class A common stock for the foreseeable future, and the success of an investment in shares of our common stock depends upon any future appreciation in their value. There is no guarantee that shares of our Class A common stock will appreciate in value or even maintain the price at which our shareholders have purchased their shares. Payments of dividends, if any, are at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal and tax restrictions and implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our Class A common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreements governing our subsidiaries' debt agreements significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, and we may enter into other debt agreements or borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our Class A common stock. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our Class A common stock.

We could repurchase Class A common stock under the approved Repurchase Program however we are not obligated to repurchase shares under the plan.

On December 1, 2025, the Company's board of directors authorized an increase of $500 million to the share repurchase program (the "Repurchase Program"), pursuant to which the Company may purchase up to $1 billion of the Company's Class A common stock. The timing and amount of any share repurchases will be determined by the Company at its discretion based on ongoing evaluation of general market conditions, the market price of the Company's Class A common stock, the Company's capital needs and other factors the Company deems relevant. Under the Repurchase Program, share repurchases may be made through a variety of methods, which may include open market or privately negotiated transactions, including accelerated repurchase transactions, block trades or trading plans intended to comply with Rule 10b5-1 under the Exchange Act. The Repurchase Program does not obligate the Company to acquire any particular amount of Class A Common Stock, and it may be amended, suspended or terminated at any time at the Company's discretion. The Company currently expects to fund the Repurchase Program using existing cash and cash equivalents, short-term borrowings and/or future cash flows. During fiscal 2025 and fiscal 2024 we completed $155 million and $176 million, respectively, of repurchases of Class A common stock under the Repurchase Program. As of February 1, 2026, $669 million of the authorized amount remained available for use under the Repurchase Program.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or shareholders.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed to us or our shareholders by any of our directors, officers, other employees, agents or shareholders, (iii) any action, suit or proceeding asserting a claim arising out of or pursuant to or seeking to enforce any right, obligation or remedy under any provision of our Certificate of Incorporation or our By-laws (as either may be amended or restated) or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. It is possible that a court could find that the exclusive forum provisions described above are inapplicable for a particular claim or action or that such provision is unenforceable, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. As permitted by Delaware law, our Certificate of Incorporation provides that, unless we consent in writing to the election of an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming a shareholder in our Company, you will be deemed to have notice of and have consented to the provisions of our Certificate of Incorporation related to choice of forum. The choice of forum provision in our Certificate of Incorporation may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or shareholders, which could discourage lawsuits with respect to such claims. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business or financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Governance

The Company maintains a comprehensive cybersecurity program based in-part on the National Institute of Standards and Technology's Cybersecurity Framework. This program is integrated within the Company's enterprise risk management program. This program operates under the oversight of the board of directors, primarily through the audit committee. The governance structure ensures proper oversight and accountability at all levels of the organization.

Senior information technology and cybersecurity leadership meets regularly with the Company's risk-management team, internal auditors and engages with external service providers to evaluate the effectiveness of the Company's cybersecurity program, as well as its systems, controls, and management processes with respect to cybersecurity risks. The Company also engages third-party cybersecurity experts to assess its processes and suggest improvements, which are reviewed with the Company's executive leadership, the board of directors and its audit committee.

The Company's board of directors, primarily through its audit committee, oversees the Company's cybersecurity program. The Company's Chief Information Security Officer ("CISO") regularly reports to the board's audit committee on the current state of the Company's cybersecurity program (including but not limited to, the current threat landscape, cybersecurity risks, and as needed, any significant incidents). The audit committee may provide updates to the board of directors on the substance of these reports and any recommendations for improvements that the audit committee deems appropriate. At the management level, the Company's Chief Information Officer (the "CIO") and Chief Financial Officer receive regular historical and real-time reports about the Company's cybersecurity status from the Company's cybersecurity department which is led by our CISO.

The CISO is responsible for the cybersecurity program, which includes security architecture, security operations, incident response, IT risk and compliance and security awareness and training and the CIO is responsible for IT disaster recovery. The CISO and CIO each have over 25 years of security and IT experience. The other members of the Company's security organization also have extensive cybersecurity, business, and technology experience and hold certifications in their area of expertise.

Risk Management and Strategy

The Company monitors its information systems to assess, identify, and manage risks and assess cybersecurity threats. The Company's cybersecurity program and related process for identifying and assessing material risks from cybersecurity threats operate alongside the Company's broader overall risk assessment process. The Company monitors risks through active and passive methods and addresses system alerts. The Company's cybersecurity team investigates system alerts that may indicate the presence of a cybersecurity threat or incident and escalates information to the Company's CISO regarding the threat or incident as necessary to address it in a timely manner.

The Company has established written policies and procedures in our cybersecurity incident response plan to ensure that significant cybersecurity incidents are investigated timely, addressed through the coordination of various internal departments, and (to the extent required by applicable law) publicly reported. If management determines a significant cybersecurity incident has occurred, the Company's policies require management to promptly inform the board of directors.

The Company maintains an incident response plan, which sets forth processes the Company will follow to address a significant cybersecurity threat or incident. The incident response plan provides for, among other things, inter-departmental coordination and management of cybersecurity threats or incidents to quickly assess the impact, mitigate risks to information systems, and work to resolve vulnerabilities. Depending on the threat or incident, the Company may utilize third-parties for assistance in investigating and addressing cybersecurity incidents or threats.

The Company maintains procedures for screening and evaluating third-party suppliers, including those who have access to customer and employee data, prior to engaging with them. The Company assesses each such prospective supplier's system security in light of the product or service to be provided to the Company. The security team analyzes high-value or high-risk third-party suppliers through review of system and organization controls reports, and/or interviews and surveys prior to engagement. Additionally, the Company reviews third-party suppliers on an ongoing basis post-engagement to identify any changes in their security risk profile, including the occurrence of cybersecurity events affecting such suppliers.

The Company describes whether and how risks from identified cybersecurity threats have materially affected or are reasonably likely to materially affect the Company under the heading "Interruptions in the proper functioning of the Company's and our third-party service providers' IT systems or compromise of our or our customers' confidential data, including from cybersecurity threats, could disrupt operations and cause unanticipated reputational harm, litigation and regulatory risk, as well as increases in costs or decreases in net sales, or both" included as part of the Company's risk factor disclosures in Item 1A of this Annual Report on Form 10-K. During the period covered by this report, there have not been any cybersecurity threats or incidents that have materially affected, or are reasonably likely to materially affect, the Company, including its financial condition, results of operations, or business strategies.

Item 2. Properties

We own our headquarters, located in St. Louis, Missouri, which we use for our principal corporate activities. In addition to our headquarters, as of February 1, 2026, we leased 331 properties and owned 47 properties. Our facilities typically include a small office space, an in-store counter and/or merchandising display area, inside warehouse space and a yard for outside storage. In addition, we have 8 distribution facilities strategically located around the U.S. to maximize efficiency of product distribution. We enter into leases with terms typically ranging from three to seven years that include renewal options. We believe that these facilities are well-maintained and adequate to support the current needs of our business.

Item 3. Legal Proceedings

We are not currently party to any material legal proceedings. Nevertheless, we are from time to time involved in litigation incidental to the ordinary conduct of our business, including personal injury, workers' compensation and business operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See Note 9 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Like other companies in our industry, we have been subject to personal injury and property damage claims arising from the types of products that we distribute. As a distributor in this industry, we face an inherent risk of exposure to product liability claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage or violated environmental, health or safety or other laws. Such product liability claims in the past have included, and may in the future include, allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In particular, we have been and continue to be a defendant in asbestos-related litigation matters. See Item 1A. "Risk Factors—Risks Related to Our Business—Due to the nature of our business, from time to time we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management's attention, and materially harm our business, financial condition, and operating results" in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II - OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Our Class A Common Stock

Core & Main, Inc. Class A common stock is quoted on the New York Stock Exchange under the ticker symbol "CNM." There is no established trading market for our Class B common stock.

Holders of Record

As of February 1, 2026, there were three holders of record of our Class A common stock. We believe there are a significantly larger number of beneficial owners of our common stock because many shares are held by brokers and other institutions on behalf of shareholders.

Dividend Policy

We do not currently have an approved plan to pay dividends on our Class A common stock. Any future determination to pay dividends on our Class A common stock will be subject to the discretion of our board of directors and depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends. The payment of any dividend on our Class A common stock would require a distribution from Holdings. Any distributions made by Holdings to fund dividends will be made on a pro rata basis to all limited partners of Holdings, including Core & Main, in accordance with the terms of the Amended and Restated Limited Partnership Agreement of Holdings.

Our Class B common stock is not entitled to receive dividends, or to receive a distribution upon our liquidation, dissolution or winding-up.

Performance Graph

The following graph and table compare the total shareholder return from July 23, 2021, the date on which our Class A common stock commenced trading on the New York Stock Exchange, through February 1, 2026 of (i) our Class A common stock, (ii) the Standard and Poor's 500 Stock Index, or S&P 500 Index, (iii) the Russell 2000 Index and (iv) the S&P MidCap 400 Industrials Index. The stock performance graph and table assume an initial investment of $100 on July 23, 2021.

The performance graph and table are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act.



Company/Index	July 23, 2021	Indexed Returns Years Ended				
		January 30, 2022	January 29, 2023	January 28, 2024	February 2, 2025	February 1, 2026
Core & Main [1]	$ 100.00	$ 98.95	$ 91.43	$ 171.10	$ 238.14	$ 225.15
S&P 500 Index	100.00	100.45	92.27	110.86	136.92	157.28
Russell 2000 Index	100.00	89.07	86.51	89.53	103.53	120.14
S&P MidCap 400 Industrials Index	100.00	96.77	102.27	121.62	145.01	168.99

(1) For the July 23, 2021 initial investment in Core & Main, we utilized the closing market price of $23.70.

Issuer Purchases of Equity Securities

The following is a summary of our repurchases of shares of Class A common stock during the fiscal quarter ended February 1, 2026:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) or Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[3]
November 3, 2025 - November 30, 2025[1][2]	829,402	$ 45.76	829,373	$ 189
December 1, 2025 - December 31, 2025[1][2]	276,246	52.11	270,992	675
January 1, 2026 - February 1, 2026[1][2]	123,990	53.43	123,990	669
	1,229,638	$ 47.96	1,224,355	$ 669

(1) Reflects repurchases by the Company of shares of our Class A common stock pursuant to employee tax withholding obligations and strike price settlement upon exercise of unit appreciation rights and vesting of restricted stock units pursuant to terms of the Company's 2021 Omnibus Equity Incentive Plan.

(2) Includes the repurchase by the Company of 1,224,355 shares of our Class A common stock for an average price per share of $47.94 through open market transactions during the three months ended February 1, 2026 as part of the Repurchase Program (as defined in Note 1 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K).

(3) On December 1, 2025, the Company's board of directors authorized an increase of $500 million to the Company's existing share repurchase program, resulting in a total repurchase program of up to $1 billion.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed below and elsewhere in this Annual Report on Form 10-K for a number of important factors, particularly those described under the caption "Cautionary Note Regarding Forward-Looking Statements."

Overview

Core & Main, Inc. ("Core & Main" and collectively with its subsidiaries, the "Company") is a leading specialty distributor dedicated to advancing reliable infrastructure with local service, nationwide. With a focus on water, wastewater, storm drainage and fire protection products, and related services, we provide solutions to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets. Our specialty products and services are used primarily in the maintenance, repair, replacement and new construction of water, wastewater, storm drainage and fire protection infrastructure. We reach customers through a network of over 370 branches across the United States ("U.S.") and Canada. Our products include pipes, valves, fittings, storm drainage products, fire protection products, meter products and other products. We complement our core products through additional offerings, including smart meter systems, fusible high-density polyethylene ("fusible HDPE ") piping solutions, specifically engineered treatment plant products, geosynthetics and erosion control products. The Company's services and capabilities allow for integration with customers and form part of their sourcing and procurement function.

Basis of Presentation

The Company is a holding company that indirectly owns Core & Main LP through its ownership interest in Core & Main Holdings, LP ("Holdings"). Core & Main's primary material assets are its direct and indirect ownership interest in Holdings and deferred tax assets associated with such ownership. The consolidated financial information of Core & Main presented herein, including the accompanying audited consolidated financial statements included in this Annual Report on Form 10-K, includes the consolidated financial information of Holdings and its subsidiaries. The limited partner interests of Holdings ("Partnership Interests") not held by Core & Main are reflected as non-controlling interests in the condensed consolidated financial statements.

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31st. Quarters within the fiscal year include 13-week periods, unless a fiscal year includes a 53rd week, in which case the fourth quarter of the fiscal year will be a 14-week period. The fiscal year ended February 1, 2026 ("fiscal 2025") included 52 weeks, the fiscal year ended February 2, 2025 ("fiscal 2024") included 53 weeks and the fiscal year ended January 28, 2024 ("fiscal 2023") included 52 weeks. The next fiscal year ending January 31, 2027 ("fiscal 2026") will include 52 weeks.

Significant Events During Fiscal 2025

On December 1, 2025, the Company's board of directors authorized an increase of $500 million to the Company's share repurchase program (the "Repurchase Program"), bringing the total authorization to $1 billion. Shares repurchased under the Repurchase Program are retired immediately and are accounted for as a decrease to stockholders' equity. During fiscal 2025, the Company repurchased 3,173,594 shares of Class A common stock for a total of $155 million through open market transactions.

Significant Events During Fiscal 2024

On February 9, 2024, Core & Main LP amended the terms of the Senior ABL Credit Facility (as defined in Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K) in order to extend the maturity from July 27, 2026 to February 9, 2029.

On February 9, 2024, Core & Main LP entered into a $750 million senior term loan, which matures on February 9, 2031 (the "2031 Senior Term Loan"). Proceeds of the 2031 Senior Term Loan were used to, among other things, (a) repay total outstanding borrowings under the Senior ABL Credit Facility, (b) invest in organic growth and productivity initiatives, M&A, share repurchases or other initiatives aligned with Core & Main's capital allocation strategy and (c) pay related fees, premiums and expenses.

On February 12, 2024, Core & Main LP entered into an interest rate swap that has a starting notional amount of $750 million that increases to $1,500 million on July 27, 2026 through the instrument maturity on July 27, 2028. The instrument is intended to reduce the Company's exposure to variable interest rates under the senior term loan facilities.

On May 21, 2024, Core & Main LP amended the terms of the $1,500 million senior term loan (as amended, the "2028 Senior Term Loan"), in order to reduce the effective applicable margin from 2.60% to 2.00%.

On December 17, 2024, Core & Main LP amended the terms of the 2031 Senior Term Loan, in order to increase the principal balance by $200 million to $944 million with the proceeds utilized to repay outstanding borrowings under the 2028 Senior Term Loan. In addition, the amendment reduced the effective applicable margin from 2.25% to 2.00%.

Refer to Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion of the amendment to the Senior ABL Credit Facility, the 2028 Senior Term Loan, the 2031 Senior Term Loan and the interest rate swap.

On June 12, 2024, the Company's board of directors authorized the repurchase of up to $500 million of the Company's Class A common stock under the Repurchase Program. During fiscal 2024, the Company repurchased 3,974,820 shares of Class A common stock for a total of $176 million through open market transactions.

Significant Events During Fiscal 2023

During fiscal 2023, the Company repurchased from certain selling stockholders affiliated with CD&R 45,000,000 total Class A common stock and Partnership Interests for total consideration of $1,344 million. Refer to Note 1 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further discussion of the share repurchase transactions completed in fiscal 2023.

During fiscal 2023, certain shareholders affiliated with CD&R exchanged 43,406,925 Partnership Interests and shares of Class B common stock, which were retired, for a corresponding number of shares of Class A common stock.

Key Factors Affecting Our Business

End-Markets and General Economic Conditions

Historically, demand for our products has been tied to municipal infrastructure spending, non-residential construction and residential construction in the U.S. We estimate that, based on fiscal 2025 net sales, our exposure by end market was approximately 44% municipal, 38% non-residential and 18% residential. Infrastructure spending and the non-residential and residential construction markets are subject to cyclical market pressures. Municipal demand has been relatively steady over the long-term due to the consistent and immediate need to replace broken infrastructure; however, activity levels are subject to the availability of funding for municipal projects. Non-residential and residential construction activities are primarily driven by availability of credit, interest rates, general economic conditions, consumer confidence and other factors that are beyond our control. The length and magnitude of these cycles have varied over time and by market. Cyclicality can also have an impact on the products we procure for our customers or our related services, as further discussed under "—Price Fluctuations" below. Interest rate increases in fiscal 2023 were a contributing factor to slowing new lot development and contraction in the residential end market. Although the Federal Reserve Board of Governors ("FRB") cut certain benchmark interest rates in fiscal 2024 and fiscal 2025, it is uncertain if the FRB will raise or lower interest rates in the future and, if so, to what level and for how long. Interest rate increases or the lack of anticipated interest rate decreases may result in decreased levels of activity in the U.S. residential and non-residential construction markets.

In November 2021, the Infrastructure Investment and Jobs Act ("IIJA") was signed into U.S. law, which included an allocation of $55 billion to invest in water infrastructure across the U.S., the majority of which we believe has yet to be realized. In the coming years, including as a result of the IIJA, we expect, but cannot provide any assurance that, increased federal infrastructure investment to have a core focus on the upgrade, repair and replacement of municipal waterworks systems and to address demographic shifts and serve the growing population. We believe these dynamics create the backdrop for a favorable funding environment and accelerated investment in projects that will benefit our business.

Seasonality

Our operating results within a fiscal year are typically impacted by seasonality. Colder weather and shorter daylight hours historically have reduced construction, maintenance and repair activity. As a result, net sales are typically lower in our first and fourth fiscal quarters, especially in northern geographic regions. Abnormal levels of precipitation may negatively impact our operating results as it may result in the delay of construction projects across fiscal quarters. Our operating results may also be adversely affected by hurricanes, which typically occur during our third fiscal quarter. Our cash flows from operating activities are typically lower during the first and second fiscal quarters due to investment in working capital and annual incentive compensation payments and are typically higher during the third and fourth fiscal quarters due to cash inflows associated with receivable collections and reduced inventory purchases.

Price Fluctuations

Our financial performance is impacted by price fluctuations in the cost to procure substantially all the products we sell and our ability to reflect these changes, in a timely manner, in our customer pricing.

The costs to procure the products we sell are historically volatile and subject to fluctuations arising from changes in supply and demand, national and international economic conditions, labor and material costs, competition, market speculation, government regulation, weather events, trade policies and periodic delays in the delivery of our products. If we are able to pass through price increases to our customers, our net sales will increase; conversely, during periods of deflation, our customer pricing may decrease to remain competitive, resulting in decreased net sales. During fiscal 2022, we experienced supply chain disruption that contributed to significant price inflation and product surcharges with respect to certain products we sell. The supply chain disruption was due to several factors, including, but not limited to, unpredictable lead times and delays from our suppliers, labor availability, global logistics and the availability of raw materials. In fiscal 2023, we saw improvements in the supply chain and more predictable lead times for certain products that led to price stability, but for other products the supply chain remained constrained. Subsequently, certain suppliers and product lines experienced greater product availability that resulted in slightly lower selling prices for certain product lines. Additional supply chain disruptions may result in increases in product costs which we may not be able to pass on to our customers, loss of sales due to lack of product availability or potential customer claims from the inability to provide products in accordance with contractual terms. Greater product availability from supply chain improvements may lead to increased competition that may result in price and volume declines. We continue to monitor all of these factors and the resulting price impacts. In addition, the cost of products we purchase and sell may be impacted by the imposition of additional tariffs on imported goods from several geographic regions.

The U.S. government has announced tariffs and trade restrictions on certain goods produced outside the United States. In February 2026, the U.S. Supreme Court struck down certain of these tariffs, but the U.S. government has indicated it may impose replacement or supplemental tariffs in response to this decision. We believe our exposure to tariffs is limited as over three-quarters of products that we purchase are manufactured domestically. In addition, when price increases occur, we proactively evaluate our customer pricing and strategic buying opportunities. The potential direct and indirect impacts of tariffs on the broad economy and our end markets are uncertain and we continue to closely monitor and evaluate the ongoing situation.

We are also exposed to fluctuations in costs for petroleum as we distribute a substantial portion of our products by truck. In addition, we are exposed to fluctuations in prices for imported products due to logistical challenges and changes in labor, fuel, shipping container and other importation-related costs. We may also face price fluctuations on other products due to constrained labor availability and manufacturing capacity of our suppliers. Our ability to reflect these changes, in a timely manner, in our customer pricing may impact our financial performance.

Interest Rates

Certain of our indebtedness, including borrowings under the Senior Term Loan Credit Facility (as defined in Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K) and the Senior ABL Credit Facility, are subject to variable rates of interest and expose us to interest rate risk. The Senior Term Loan Credit Facility and the Senior ABL Credit Facility each bear interest based on term secured overnight financing rate ("Term SOFR"). If interest rates increase, our debt service obligations on our variable-rate indebtedness will increase and our net income would decrease, even though the amount borrowed under the facilities remains the same. As of February 1, 2026, we had $2,166 million of outstanding variable-rate debt. We seek to mitigate our exposure to interest rate volatility through the entry into interest rate swap instruments, such as our interest rate swaps, associated with borrowings under the Senior Term Loan Credit Facility, which effectively convert $700 million of our variable rate debt to fixed rate debt through the instrument maturity on July 27, 2026 and the interest rate swap that has a starting notional amount of $750 million that increases to $1,500 million on July 27, 2026 through the instrument maturity on July 27, 2028. Despite these efforts, unfavorable movement in interest rates may further result in higher interest expense and cash payments.

Acquisitions

In addition to our organic growth strategy, we opportunistically pursue strategic asset and business acquisitions to grow our business. Below is a summary of the acquisitions that closed in fiscal 2025 (the "Fiscal 2025 Acquisitions"), fiscal 2024 (the "Fiscal 2024 Acquisitions") and fiscal 2023 (the "Fiscal 2023 Acquisitions") with an aggregate transaction value of $76 million, $769 million and $244 million, subject to working capital adjustments, respectively.

	Product Lines	Closing Date
Fiscal 2025		
Pioneer Supply LLC	Pipes, Valves & Fittings; Storm Drainage; Meter products	January 2026
Canada Waterworks Inc. and Canada Waterworks Ottawa Inc.	Pipes, Valves & Fittings; Storm Drainage	September 2025
Fiscal 2024		
ARGCO Northeast LLC	Fire Protection	November 2024
Eastcom Associates, Inc.	Pipes, Valves & Fittings; Meter products	October 2024
Green Equipment Company	Pipes, Valves & Fittings; Meter products	September 2024
GroGreen Solutions Georgia, LLC	Storm Drainage	September 2024
HM Pipe Products LP and HM Pipe Products Kitchner LP	Pipes, Valves & Fittings; Storm Drainage	August 2024
Geothermal Supply Company Inc.	Pipes, Valves & Fittings	May 2024
EGW Utilities Inc.	Pipes, Valves & Fittings; Meter products	April 2024
NW Geosynthetics Inc.	Storm Drainage	April 2024
DKC Group Holdings, LLC	Pipes, Valves & Fittings; Storm Drainage; Meter products	March 2024
Eastern Supply Inc.	Storm Drainage	February 2024
Fiscal 2023		
Lee Supply Company Inc.	Pipes, Values & Fittings; Storm Drainage; Meter products	January 2024
Granite Water Works Inc.	Pipes, Values & Fittings; Storm Drainage; Meter products	December 2023
Enviroscape ECM, Ltd.	Storm Drainage	November 2023
J.W. D'Angelo Co.	Pipes, Valves & Fittings; Fire Protection; Storm Drainage	July 2023
Foster Supply, Inc.	Pipes, Valves & Fittings; Storm Drainage	July 2023
Midwest Pipe Supply Inc.	Pipes, Valves & Fittings; Storm Drainage	April 2023
UPSCO, Inc.	Pipes, Valves & Fittings; Meter products	April 2023
Landscape & Construction Supplies LLC	Storm Drainage	March 2023

As we integrate these and other acquisitions into our existing operations, we may not be able to identify the specific financial statement impacts associated with these acquisitions. There can be no assurance that the anticipated benefits of the acquisitions will be realized on the timeline we expect, or at all.

Key Business Metrics

Net Sales

We generate net sales primarily from the sale of water, wastewater, storm drainage and fire protection products and the provision of related services to over 60,000 customers, as of February 1, 2026, including municipalities, private water companies and professional contractors. We recognize sales, net of sales tax, customer incentives, returns and discounts. Net sales fluctuate as a result of changes in product costs as we seek to reflect these changes in our customer pricing in a timely manner. This will increase net sales if we are able to pass along price increases and decrease net sales if we are required to reduce our customer prices as a result of competitive dynamics.

We categorize our net sales into pipes, valves & fittings, storm drainage products, fire protection products and meter products:

- Pipe, valves, hydrants, fittings include these products and other complementary products and services. Pipe includes PVC, ductile iron, fusible HDPE and copper tubing.

- Storm drainage products primarily include corrugated piping systems, retention basins, manholes, grates, geosynthetics, erosion control and other related products.

- Fire protection products primarily include fire protection pipe, sprinkler heads, fittings, valves and devices as well as custom fabrication services.

- Meter products primarily include smart meter products, meter sets, meter accessories, installation, software and other services.

Gross Profit

Gross profit represents the difference between the product cost inclusive of material costs from suppliers (net of earned rebates and discounts and including the cost of inbound freight), labor and overhead costs and depreciation and the net sale price to our customers. Gross profit may be impacted by the time between changes in supplier costs and changes in our customer pricing. Gross profit may not be comparable to those of other companies, as other companies may include all of the costs related to their distribution network in cost of sales.

Operating Expenses

Operating expenses are primarily comprised of selling, general and administrative costs, which include personnel expenses (salaries, wages, incentive compensation, benefits and payroll taxes), rent, insurance, utilities, professional fees, outbound freight, fuel and repair and maintenance.

Net Income

Net income represents net sales less cost of sales, operating expenses, depreciation and amortization, interest expense and the provision for income taxes.

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA further adjusted for certain items management believes are not reflective of the underlying operations of our business, including but not limited to (a) loss on debt modification and extinguishment, (b) equity-based compensation, (c) expenses associated with the public offerings and subsequent secondary offerings, (d) expenses associated with acquisition and other activities and (e) other (income)/expense. Adjusted EBITDA includes amounts otherwise attributable to non-controlling interests as we manage the consolidated Company and evaluate operating performance in a similar manner. We use Adjusted EBITDA to assess the operating results and effectiveness of our business. See "—Non-GAAP Financial Measures" below for further discussion of Adjusted EBITDA and a reconciliation to net income or net income attributable to Core & Main, Inc., the most directly comparable measure under U.S. generally accepted accounting principles ("GAAP"), as applicable.

Earnings Per Share

Earnings per share represents the Class A common stock basic and diluted earnings per share. For a further description of basic and diluted earnings per share, refer to Note 12 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Adjusted Diluted Earnings Per Share

We define Adjusted Diluted Earnings Per Share as diluted earnings per share adjusted for (a) amortization of intangible assets, (b) loss on debt modification and extinguishment, (c) equity-based compensation, (d) expenses associated with acquisition and other activities, (e) expenses associated with the initial public offering and subsequent secondary offerings, (f) other (income)/expense and (g) the tax impact of these Non-GAAP adjustments, divided by the weighted-average number of shares of our common stock outstanding on a fully diluted basis for the applicable period. We use Adjusted Diluted Earnings Per Share to assess the operating results and effectiveness of our business. See "—Non-GAAP Financial Measures" below for further discussion of Adjusted Diluted Earnings Per Share and a reconciliation to diluted earnings per share, the most directly comparable measure under U.S. GAAP.

Results of Operations

Fiscal Year Ended February 1, 2026 Compared with Fiscal Year Ended February 2, 2025
Amounts in millions (except per share data)

		Fiscal Years Ended		
		February 1, 2026		February 2, 2025
Net sales	$	7,647	$	7,441
Cost of sales		5,588		5,461
Gross profit		2,059		1,980
Operating expenses:				
Selling, general and administrative		1,154		1,078
Depreciation and amortization		183		183
Total operating expenses		1,337		1,261
Operating income		722		719
Interest expense		(120)		(142)
Other income		5		—
Income before provision for income taxes		607		577
Provision for income taxes		145		143
Net income		462		434
Less: net income attributable to non-controlling interests		21		23
Net income attributable to Core & Main, Inc.	$	441	$	411
Earnings per share:				
Basic	$	2.32	$	2.14
Diluted	$	2.31	$	2.13
Non-GAAP Financial Data:				
Adjusted EBITDA	$	931	$	930
Adjusted Diluted Earnings Per Share	$	2.97	$	2.78

Net Sales

Net sales for fiscal 2025 increased $206 million, or 2.8%, to $7,647 million compared with $7,441 million for fiscal 2024. Net sales increased primarily due to a 4.8% increase in average daily net sales driven by higher volumes and acquisitions partially offset by one less selling week compared to prior year. Average daily net sales increased for pipes, valves & fittings, storm drainage and meters primarily due to higher volumes and acquisitions. Average daily net sales increased for fire protection products primarily due to higher average selling prices and acquisitions.

		Fiscal Years Ended			
		February 1, 2026		February 2, 2025	Percentage Change
Pipes, valves & fittings products	$	5,137	$	5,006	2.6 %
Storm drainage products		1,194		1,147	4.1 %
Fire protection products		600		596	0.7 %
Meter products		716		692	3.5 %
Total net sales	$	7,647	$	7,441	2.8 %

Gross Profit

Gross profit for fiscal 2025 increased $79 million, or 4.0%, to $2,059 million compared with $1,980 million for fiscal 2024. Gross profit as a percentage of net sales for fiscal 2025 was 26.9% compared with 26.6% for fiscal 2024. The overall increase in gross profit as a percentage of net sales was primarily attributable to favorable impacts from the execution of our gross margin initiatives and disciplined purchasing and pricing management.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses for fiscal 2025 increased $76 million, or 7.1%, to $1,154 million compared with $1,078 million during fiscal 2024. SG&A expenses as a percentage of net sales was 15.1% for fiscal 2025 compared with 14.5% for fiscal 2024. The increase was primarily attributable to higher acquisition-related costs, higher personnel expenses, including higher variable compensation costs and higher employee benefits costs, increases in other distribution-related expenses driven by inflation and increased sales volume and investments in personnel and technology partially offset by one less selling week compared to prior year and cost reduction initiatives.

Depreciation and Amortization Expense

Depreciation and amortization ("D&A") expense for both fiscal 2025 and fiscal 2024 was $183 million. D&A expense was flat as decreases in amortization on existing intangible assets was offset by recent acquisitions.

Operating Income

Operating income for fiscal 2025 increased $3 million, or 0.4%, to $722 million compared with $719 million during fiscal 2024. The increase in operating income was primarily attributable to higher gross profit partially offset by higher SG&A expenses.

Interest Expense

Interest expense was $120 million for fiscal 2025 compared with $142 million for fiscal 2024. The decrease was primarily attributable to fiscal 2024 amendments to reduce the effective applicable margin under the Senior Term Loan Credit Facility, a decrease in interest rates and decreased borrowings under the Senior ABL Credit Facility.

Provision for Income Taxes

The provision for income taxes for fiscal 2025 increased $2 million, or 1.4%, to $145 million compared with $143 million for fiscal 2024. The increase was primarily attributable to an increase in operating income partially offset by a decrease in the effective tax rate. For fiscal 2025 and fiscal 2024, our effective tax rates were 23.9% and 24.8%, respectively. The effective tax rate for each period reflects only the portion of net income that is attributable to taxable entities. The decrease in the effective tax rate was primarily due to net benefits from tax credit investments and certain tax windfall benefits from equity award exercises.

Net Income

Net income for fiscal 2025 increased $28 million, or 6.5%, to $462 million compared with $434 million for fiscal 2024. The increase in net income was primarily attributable to a decrease in interest expense and an increase in operating income.

Net Income Attributable to Core & Main, Inc.

Net income attributable to Core & Main, Inc. for fiscal 2025 increased $30 million, or 7.3%, to $441 million compared with $411 million for fiscal 2024. The increase was primarily attributable to an increase in net income.

Earnings Per Share

The Class A common stock basic earnings per share for fiscal 2025 increased 8.4% to $2.32 compared with $2.14 for fiscal 2024. The Class A common stock diluted earnings per share for fiscal 2025 increased 8.5% to $2.31 compared with $2.13 for fiscal 2024. The basic and diluted earnings per share increased due to an increase in net income and lower Class A share counts following share repurchase transactions.

Adjusted EBITDA

Adjusted EBITDA for fiscal 2025 increased $1 million, or 0.1%, to $931 million compared with $930 million for fiscal 2024. The increase in Adjusted EBITDA was primarily attributable to higher gross profit partially offset by higher SG&A expenses. For a reconciliation of Adjusted EBITDA to net income or net income attributable to Core & Main, Inc., the most comparable GAAP financial metric, as applicable, see "—Non-GAAP Financial Measures."

Adjusted Diluted Earnings Per Share

Adjusted Diluted Earnings Per Share for fiscal 2025 increased 6.8% to $2.97 compared with $2.78 for fiscal 2024. The increase in Adjusted Diluted Earnings Per Share was primarily attributable to an increase in net income and lower Class A share counts following share repurchase transactions. For a reconciliation of Adjusted Diluted Earnings Per Share to diluted earnings per share, the most comparable GAAP financial metric, as applicable, see "—Non-GAAP Financial Measures."

Fiscal Year Ended February 2, 2025 Compared with Fiscal Year Ended January 28, 2024

A discussion of changes in our financial condition and results of operations during the fiscal year ended February 2, 2025, compared to the fiscal year ended January 28, 2024 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended February 2, 2025, filed with the SEC on March 25, 2025, which discussion is incorporated herein by reference and which is available, free of charge, on the SEC's website at www.sec.gov and on our website at www.coreandmain.com.

Liquidity and Capital Resources

Historically, we have financed our liquidity requirements through cash flows from operating activities, borrowings under our credit facilities, issuances of equity and debt securities and working capital management activities. Our principal historical liquidity requirements have been for working capital, capital expenditures, acquisitions, servicing indebtedness, payments under the Tax Receivable Agreements, share repurchases (including under the Repurchase Program) and the Repurchase Transactions (as defined in Note 1 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K).

As of February 1, 2026, our cash and cash equivalents totaled $220 million. We maintain our cash deposits according to a banking policy that requires diversification across a variety of highly-rated financial institutions. However, this could result in a concentration of cash and cash equivalents across these financial institutions in excess of Federal Deposit Insurance Corporation-insured limits.

As of February 1, 2026, there were no outstanding borrowings on our Senior ABL Credit Facility, which provides for borrowings of up to $1,250 million, subject to borrowing base availability. As of February 1, 2026, after giving effect to approximately $24 million of letters of credit issued under the Senior ABL Credit Facility, Core & Main LP would have been able to borrow approximately $1,226 million under the Senior ABL Credit Facility, subject to borrowing base availability. Our short term debt obligations of $24 million are related to quarterly principal payments on the Senior Term Loan Credit Facility.

In fiscal 2025, fiscal 2024 and fiscal 2023, the Company had a financing cash outflow related to the payment of $18 million, $11 million and $5 million, respectively, under the Tax Receivable Agreements. The annual payments under the Tax Receivable Agreements increased, and are expected to further increase, as a result of exchanges of Partnership Interests completed in fiscal 2023 and fiscal 2024. Payments under the Tax Receivable Agreements are only required to be made to the extent that we realize or are deemed to have realized the benefit of the corresponding tax deductions to reduce payments to federal, state and local taxing authorities. These payments are in an amount that represents 85% of the reduction in payments to federal, state and local taxing authorities. As such, the cash savings from the incremental tax deductions are expected to exceed the payments under the Tax Receivable Agreements over the life of these arrangements. Based on the anticipated filing date of income tax returns and contractual payment terms in the Tax Receivable Agreements, we expect these payments to occur two fiscal years after we utilize the corresponding tax deductions. The timing of payments associated with the Tax Receivable Agreements are summarized below:

Fiscal 2026	$	40
Fiscal 2027		42
Fiscal 2028		44
Fiscal 2029		44
Fiscal 2030		44
Thereafter		506
Total Tax Receivable Agreements liability	$	720

Further exchanges of Partnership Interest by Management Feeder will result in additional tax deductions to us and require additional payables pursuant to Tax Receivable Agreements. The actual amount and timing of the additional payments under the Tax Receivable Agreements will vary depending upon a number of factors as discussed further in Note 7 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In addition to making distributions to Core & Main, Inc. to fund tax obligations and payments under the Tax Receivable Agreements, in accordance with the Partnership Agreement, Holdings also makes distributions to Management Feeder representing the non-controlling interests of Core & Main, Inc. to fund their income tax obligations with various taxing authorities. Tax distributions to non-controlling interest holders were $7 million, $11 million and $41 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Further exchanges by Management Feeder may result in lower tax distributions subject to any changes to income before provision to income taxes.

Payments under the Tax Receivable Agreements may be accelerated if we elect an early termination in accordance with the terms of the Tax Receivable Agreements or negotiate a settlement of the Tax Receivable Agreements. An early termination or negotiated settlement of our obligations, or our successor's obligations, under such Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to such Tax Receivable Agreement.

We believe that our current sources of liquidity, which include cash generated from operations, existing cash and cash equivalents and available borrowing capacity under the Senior ABL Credit Facility, will be sufficient to meet our working capital, capital expenditures and other cash commitments, including obligations relating to our indebtedness and the Tax Receivable Agreements, over the next 12 months, at minimum. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our growth strategy contemplates future acquisitions for which we will need sufficient access to capital. To finance future acquisitions, particularly larger acquisitions, we may issue additional equity or incur additional indebtedness. Any such additional indebtedness would increase our debt leverage. See "Risk Factors—Risks Related to Our Indebtedness" in this Annual Report on Form 10-K.

Additionally, we regularly evaluate our approach to our capital allocation, which may include acquisitions, capital expenditures, greenfields, debt reduction (including through open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and opportunistic refinancing of debt), stock repurchases, dividends, payments on Tax Receivable Agreements or other distributions. In fiscal 2025 and fiscal 2024, we completed $155 million and $176 million, respectively, of repurchases of Class A common stock under the Repurchase Program. For further details, refer to Note 1 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We may continue to return capital to our shareholders through share repurchases, including pursuant to the Repurchase Program, or initiating dividend payments. The execution of these, and other, capital allocation activities may be at the discretion of, and subject to the approval by, our board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, market conditions, level of indebtedness, contractual restrictions, compliance with our debt covenants, restrictions imposed by applicable law, general business conditions and any other factors that our board of directors deems relevant in making any such determination. Therefore, there can be no assurance that we will engage in any or all of these actions or to what amount of capital we will allocate to each option.

The execution of certain initiatives under our capital allocation policy may require distributions by Holdings and Core & Main LP. These entities' ability to make distributions may be limited as a practical matter by our growth plans as well as Core & Main LP's Senior Term Loan Credit Facility and Senior ABL Credit Facility. The Senior Term Loan Credit Facility may require accelerated repayment based upon cash flows generated in excess of operating and investing requirements when Core & Main LP's net total leverage ratio (as defined in the agreement governing the Senior Term Loan Credit Facility) is greater than or equal to 3.25. In addition, the Senior ABL Credit Facility requires us to comply with a consolidated fixed charge coverage ratio of greater than or equal to 1.00 when availability is less than 10.0% of the lesser of (i) the then applicable borrowing base and (ii) the then aggregate effective commitments under the Senior ABL Credit Facility. Substantially all of Core & Main LP's assets secure the Senior Term Loan Credit Facility and the Senior ABL Credit Facility.

Information about our cash flows, by category, is presented in the consolidated Statements of Cash Flows and is summarized as follows:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Cash flows provided by operating activities	$ 650	$ 621	$ 1,069
Cash flows used in investing activities	(145)	(788)	(270)
Cash flows (used in) provided by financing activities	(293)	174	(975)
Increase (decrease) in cash and cash equivalents	$ 212	$ 7	$ (176)

Operating Activities

Net cash provided by operating activities increased by $29 million to $650 million for fiscal 2025 compared with $621 million for fiscal 2024. The increase in cash provided by operating activities was primarily due to lower interest payments, lower income tax payments and an increase in net income partially offset by a higher investment in working capital in fiscal 2025.

Investing Activities

Net cash used in investing activities decreased by $643 million to $145 million for fiscal 2025 compared with $788 million for fiscal 2024, primarily attributable to a $680 million decrease in cash outflows for acquisitions during fiscal 2025 partially offset by $37 million of investments in tax advantaged limited partnerships and an $11 million increase in capital expenditures.

Financing Activities

Net cash used in financing activities was $293 million for fiscal 2025 compared with net cash provided by financing activities of $174 million for fiscal 2024. The change of $467 million was primarily attributed to a $493 million change in net debt activity partially offset by a $21 million decrease in outflows related to the repurchases of Class A common stock under the Repurchase Program.

Fiscal Year Ended February 2, 2025 Compared with Fiscal Year Ended January 28, 2024

A discussion of changes in our cash flows during the fiscal year ended February 2, 2025, compared to the fiscal year ended January 28, 2024 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended February 2, 2025, filed with the SEC on March 25, 2025, which discussion is incorporated herein by reference and which is available, free of charge, on the SEC's website at www.sec.gov and on our website at www.coreandmain.com.

Financing

As of February 1, 2026, our debt obligations (in millions) consist of the following:

	Aggregate Principal/Borrowing Capacity	Maturity Date	Interest
2028 Senior Term Loan	$ 1,233	July 27, 2028	(i) Term SOFR plus, in each case, an effective applicable margin of 2.00%, or (ii) the base rate (described in Note 6 included elsewhere in this Annual Report on Form 10-K). The weighted average interest rate, excluding the effects of the interest rate swaps, was 5.69% as of February 1, 2026.
2031 Senior Term Loan	933	February 9, 2031	(i) Term SOFR plus, in each case, an effective applicable margin of 2.00%, or (ii) the base rate (described in Note 6 included elsewhere in this Annual Report on Form 10-K). The weighted average interest rate, excluding the effects of the interest rate swaps, was 5.69% as of February 1, 2026.
Senior ABL Credit Facility[1]	1,250	February 9, 2029	Term SOFR rate plus an applicable margin ranging from 1.25% to 1.75%, or an alternate base rate plus an applicable margin ranging from 0.25% to 0.75%, depending on the borrowing capacity under the Senior ABL Credit Facility.
Interest Rate Swap	700	July 27, 2026	Effective fixed rate of 2.693%, based upon the 0.693% fixed rate plus an applicable margin of 2.00% associated with the Senior Term Loan Credit Facility.
Interest Rate Swap[2]	750	July 27, 2028	Effective fixed rate of 5.913%, based upon the 3.913% fixed rate plus an applicable margin of 2.00% associated with the Senior Term Loan Credit Facility.

(1) Aggregate amount of commitments under the asset-based revolving credit facility of $1,250 million overall, subject to borrowing base availability. There were no outstanding borrowings under the Senior ABL Credit Facility as of February 1, 2026.

(2) Interest rate swap entered into on February 12, 2024 for a notional amount of $750 million. The notional amount increases to $1,500 million on July 27, 2026 through the instrument maturity on July 27, 2028.

Refer to Note 6 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our debt obligations and the timing of future principal and interest payments including impacts from our interest rate swap.

Purchase Obligations

As of February 1, 2026, the Company had agreements in place with various suppliers to purchase goods and services, primarily inventory, in the aggregate amount of $992 million. These purchase obligations are generally cancellable, but the Company does not currently intend to cancel. Payment is dependent on lead times from our suppliers, and could be extended due to supply chain disruptions. Payment is generally expected to be made during fiscal 2026 for these obligations.

Leases

The Company occupies certain facilities and operates certain equipment and vehicles under operating leases that expire at various dates through the year 2038. Future aggregate rental payments under non-cancelable operating leases as of February 1, 2026 were as follows: $89 million in fiscal 2026, $76 million in fiscal 2027, $58 million in fiscal 2028, $38 million in fiscal 2029, $24 million in fiscal 2030 and $40 million thereafter.

Non-GAAP Financial Measures

In addition to providing results that are determined in accordance with GAAP, we present EBITDA, Adjusted EBITDA and Adjusted Diluted Earnings Per Share, which are non-GAAP financial measures. These measures are not considered measures of financial performance or liquidity under GAAP and the items excluded therefrom are significant components in understanding and assessing our financial performance or liquidity. These measures should not be considered in isolation or as alternatives to GAAP measures such as net income, net income attributable to Core & Main, Inc. or diluted earnings per share, as applicable, cash provided by or used in operating, investing or financing activities or other financial statement data presented in our financial statements as an indicator of our financial performance or liquidity.

We define EBITDA as net income, or net income attributable to Core & Main, Inc., as applicable, adjusted for non-controlling interests, depreciation and amortization, provision for income taxes and interest expense. We define Adjusted EBITDA as EBITDA as further adjusted for certain items management believes are not reflective of the underlying operations of our business, including but not limited to (a) loss on debt modification and extinguishment, (b) equity-based compensation, (c) expenses associated with the initial public offering and subsequent secondary offerings, (d) expenses associated with acquisition and other activities and (e) other income. Net income attributable to Core & Main, Inc. is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA.

We define Adjusted Diluted Earnings Per Share as diluted earnings per share adjusted for (a) amortization of intangible assets, (b) loss on debt modification and extinguishment, (c) equity-based compensation, (d) expenses associated with acquisition and other activities, (e) expenses associated with the initial public offering and subsequent secondary offerings, (f) other income and (g) the tax impact of these Non-GAAP adjustments, divided by the weighted-average number of shares of our common stock outstanding on a fully diluted basis for the applicable period. Diluted earnings per share is the most directly comparable GAAP measure to Adjusted Diluted Earnings Per Share.

We use EBITDA, Adjusted EBITDA and Adjusted Diluted Earnings Per Share to assess the operating results and effectiveness and efficiency of our business. Adjusted EBITDA and Adjusted Diluted Earnings Per Share include amounts otherwise attributable to non-controlling interests as we manage the consolidated Company and evaluate operating performance in a similar manner. We present these non-GAAP financial measures because we believe that investors consider them to be important supplemental measures of performance, and we believe that these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Non-GAAP financial measures as reported by us may not be comparable to similarly titled metrics reported by other companies and may not be calculated in the same manner. These measures have limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA and Adjusted EBITDA:

- do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on debt;

- do not reflect income tax expenses, the cash requirements to pay taxes or related distributions;

- do not reflect cash requirements to replace in the future any assets being depreciated and amortized; and

- exclude certain transactions or expenses as allowed by the various agreements governing our indebtedness.

In evaluating Adjusted EBITDA and Adjusted Diluted Earnings Per Share, investors should be aware that, in the future, we may incur expenses similar to those eliminated in this presentation.

The following table sets forth a reconciliation of net income or net income attributable to Core & Main, Inc. to EBITDA and Adjusted EBITDA for the periods presented:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Net income attributable to Core & Main, Inc.	$ 441	$ 411	$ 371
Plus: net income attributable to non-controlling interests	21	23	160
Net income	462	434	531
Depreciation and amortization [1]	186	186	149
Provision for income taxes	145	143	128
Interest expense	120	142	81
EBITDA	$ 913	$ 905	$ 889
Equity-based compensation	17	14	10
Acquisition and other expenses [2]	6	11	6
Offering expenses [3]	—	—	5
Other income	(5)	—	—
Adjusted EBITDA	$ 931	$ 930	$ 910

(1) Includes depreciation of certain assets which are reflected in "cost of sales" in our Statement of Operations.

(2) Represents expenses associated with acquisition and other activities, including transaction costs, post-acquisition employee retention bonuses, severance payments, expense recognition of purchase accounting fair value adjustments (excluding amortization) and contingent consideration adjustments.

(3) Represents costs related to the subsequent secondary offerings reflected in SG&A expenses in our Statement of Operations.

The following table sets forth a reconciliation of diluted earnings per share to Adjusted Diluted Earnings Per Share for the periods presented:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Diluted earnings per share	$ 2.31	$ 2.13	$ 2.15
Amortization of intangible assets	0.75	0.75	0.54
Equity-based compensation	0.09	0.07	0.04
Acquisition and other expenses [1]	0.03	0.05	0.03
Offering expenses	—	—	0.02
Other income	(0.03)	—	—
Income tax impact of adjustments [2]	(0.18)	(0.22)	(0.16)
Adjusted Diluted Earnings Per Share	$ 2.97	$ 2.78	$ 2.62

(1) Represents expenses associated with acquisition and other activities, including transaction costs, post-acquisition employee retention bonuses, severance payments, expense recognition of purchase accounting fair value adjustments (excluding amortization) and contingent consideration adjustments.

(2) Represents the tax impact on the above non-GAAP adjustments.

Recently Issued and Adopted Accounting Pronouncements and Accounting Pronouncements Issued But Not Yet Adopted

See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 of the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and require management judgment. Our critical accounting policies and estimates are described below.

Revenue Recognition

Our revenues are earned from contracts with customers. These contracts include written agreements and purchase orders as well as arrangements that are implied by customary business practices or law. The revenue contracts are primarily single performance obligations for the sale of product or performance of services for customers. Revenue is recognized when title is passed to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for the products and services, which is net of sales tax, customer incentives, returns and discounts. For product sales, the transfer of title generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers. Estimates for expected customer incentives, returns and discounts are based on historical experience, anticipated performance and management's judgment. Generally, our contracts do not contain significant financing as the standard sales terms are short term in nature.

Inventories

Inventories consist primarily of finished goods and are carried at the lower of cost or net realizable value. The cost of substantially all inventories is determined by the weighted average cost method. We evaluate our inventory value at the end of each quarter to ensure that it is carried at the lower of cost or net realizable value. This evaluation includes an analysis of historical physical inventory results and a review of potential excess and obsolete inventories based on inventory aging and anticipated future demand. Periodically, perpetual inventory records are adjusted to reflect any declines in net realizable value below inventory carrying cost. To the extent historical physical inventory results are not indicative of future results and if future events impact, either favorably or unfavorably, the salability of our products or our relationship with certain key suppliers, our inventory reserves could differ significantly, resulting in either higher or lower future inventory provisions. The carrying value of inventory includes the capitalization of inbound freight costs and is net of supplier rebates and purchase discounts for an estimate of products not yet sold.

Acquisitions

We enter into acquisitions to, among other things, strategically expand in underpenetrated products and markets. When we acquire a business or assets that are determined to meet the definition of a business, we allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustments to the purchase price allocation in the reporting period that the amounts are determined.

For each acquisition, we value intangible assets acquired which may include customer relationships, non-compete agreements and/or trademarks. Customer relationship intangible assets represent the value associated with those customer relationships in place at the date of the acquisition. We value customer relationships using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate. Cash flows associated with the existing relationships are expected to diminish over time due to customer turnover. We reflect this expected diminishing cash flow through the utilization of an annual customer attrition rate assumption and in its method of amortization. Non-compete intangible assets represent the value associated with non-compete agreements for former executives in place at the date of the acquisition. Trademark intangible assets represent the value associated with the brand names in place at the date of the acquisition.

Tax Receivable Agreements

Under the Tax Receivable Agreements, we expect to generate tax attributes that will reduce amounts that we would otherwise pay in the future to various tax authorities. The Tax Receivable Agreements provide payments to the parties subject thereto, or their permitted transferees, of 85% of the tax benefits realized by the Company, or in some circumstances are deemed to be realized. We expect to obtain an increase in our share of the tax basis in the net assets of Holdings as Partnership Interests are exchanged by Management Feeder. We intend to treat any exchanges of Partnership Interests as direct purchases of Partnership Interests for U.S. federal income tax purposes. These increases in tax basis are expected to reduce amounts owed to various tax authorities in the future.

Except to the extent that any benefits are deemed realized, we will receive the full benefit in tax savings from relevant taxing authorities and provide payment of 85% of the amount of any of our actual or deemed tax benefits to the parties subject to Tax Receivable Agreements, as applicable, or their permitted transferees. We expect to benefit from the remaining 15% of any cash tax savings, except to the extent of any deemed realizations that do not ultimately become realized. For the Tax Receivable Agreements, we assess the tax attributes to determine if it is more likely than not that the benefit of any deferred tax assets will be realized. Following that assessment, we recognize a liability under the applicable Tax Receivable Agreements, reflecting approximately 85% of the expected future realization of such tax benefits. Amounts payable under the Tax Receivable Agreements are contingent upon, among other things, (i) generation of sufficient future taxable income during the term of the applicable Tax Receivable Agreements and (ii) future changes in tax laws. The establishment of the $720 million liability under the Tax Receivable Agreements as of February 1, 2026 did not impact earnings as the payments were recorded against equity since Core & Main entered into the Tax Receivable Agreements as part of common control transactions. Following establishment of the tax receivable agreement liabilities we may remeasure the liabilities due to changes in estimates which could result in an impact to earnings.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of February 1, 2026.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in interest rates and prices, including price fluctuations related to substantially all of our products.

Interest Rate Risk

Our credit facilities bear interest at a floating rate. The Senior Term Loan Credit Facility and the Senior ABL Credit Facility bear interest generally equal to Term SOFR plus an applicable margin. As a result, we are exposed to fluctuations in interest rates to the extent of our net borrowings under the Senior Term Loan Credit Facility and the Senior ABL Credit Facility. As of February 1, 2026, our net borrowings under the Senior Term Loan Credit Facility and the Senior ABL Credit Facility were $2,166 million. As such, excluding the impact of any interest rate swap, each one percentage point change in interest rates would result in an approximately $22 million change in the annual interest expense on the Senior Term Loan Credit Facility. As of February 1, 2026, assuming availability under our Senior ABL Credit Facility was fully utilized, each one percentage point change in interest rates would result in an approximately $12 million change in annual interest expense. See "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations—Key Factors Affecting Our Business—Interest Rates."

Credit Risk

We are exposed to credit risk on accounts receivable balances. This risk is mitigated due to our large, diverse customer base. In fiscal 2025, our 50 largest customers accounted for approximately 12% of our net sales, with our largest customer accounting for 1% of net sales. We maintain provisions for potential credit losses and such losses to date have normally been within our expectations. We evaluate the solvency of our customers on an ongoing basis to determine if additional allowances for doubtful accounts receivable need to be recorded. We have historically not been exposed to a material amount of uncollectible receivable balances.

Price Risk

We are exposed to price fluctuations in the cost to procure substantially all the products we sell and our ability to reflect these changes, in a timely manner, in our customer pricing. Our operating performance may be affected by both upward and downward price fluctuations. We have a limited ability to control the timing and amount of changes in the cost to procure our products including supplier pricing, transportation and governmental fees. We seek to recover increases in our product costs by passing product cost increases on to our customers. Conversely, decreases in our product costs can correspondingly lower the price levels of the products we sell in order to remain competitive in our markets. Changes to product costs may lead to a reduction to our gross profit margins. We seek to minimize this risk through strategic inventory investments ahead of announced price increases, management of our inventory levels, our variable compensation plans for associates and the execution of our gross margin initiatives. We are also exposed to fluctuations in petroleum costs as we deliver a substantial portion of the products we sell by truck and fluctuations in prices for imported products due to logistical challenges. Such price fluctuations have from time to time produced volatility in our financial performance and could do so in the future.

Foreign Currency Risk

We are exposed to risks from foreign currency exchange rate fluctuations on the translation of our foreign operations into U.S. dollars. As of February 1, 2026, our foreign currency operations were not material and a hypothetical 10% change in the relative value of the U.S. dollar would not materially impact the Company's net earnings.

Item 8. Financial Statements and Supplementary Data

Index to Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Core & Main, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Core & Main, Inc. and its subsidiaries (the "Company") as of February 1, 2026 and February 2, 2025, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended February 1, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of February 1, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 1, 2026 and February 2, 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Net Product Sales

As described in Notes 2 and 3 to the consolidated financial statements, the Company's total net sales were $7,647 million, of which $7,583 million relates to product sales for the year ended February 1, 2026. The Company's revenues are earned from contracts with customers. These contracts include written agreements and purchase orders as well as arrangements that are implied by customary business practices or law. The revenue contracts are primarily single performance obligations for the sale of product. Revenue is recognized when title is passed to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products, which is net of sales tax, customer incentives, returns and discounts. For product sales, the transfer of title generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers. Estimates for expected customer incentives, returns and discounts are based on historical experience, anticipated performance and management's judgment. Generally, the Company's contracts do not contain significant financing as the standard terms are short term in nature.

The principal consideration for our determination that performing procedures relating to revenue recognition of net product sales is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition of net product sales.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process of net product sales, (i) testing the completeness, accuracy, and existence of revenue recognized for a sample of net product sales revenue transactions by obtaining and inspecting source documents, such as invoices, pick tickets, shipping documents, cash receipts from customers, and, where applicable, customer contracts and (ii) testing, for a sample of net product sales revenue transactions on or before February 1, 2026, the cutoff of net product sales revenue transactions.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 24, 2026

We have served as the Company's auditor since 2021.

CORE & MAIN, INC.
CONSOLIDATED BALANCE SHEETS
Amounts in millions (except share and per share data)

		February 1, 2026		February 2, 2025
ASSETS				
Current assets:				
Cash and cash equivalents	$	220	$	8
Receivables, net of allowance for credit losses of $22 and $18		1,048		1,066
Inventories		986		908
Prepaid expenses and other current assets		48		43
Total current assets		2,302		2,025
Property, plant and equipment, net		178		168
Operating lease right-of-use assets		287		244
Intangible assets, net		823		935
Goodwill		1,920		1,898
Deferred income taxes		565		558
Other assets		10		42
Total assets	$	6,085	$	5,870
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Current maturities of long-term debt	$	24	$	24
Accounts payable		512		562
Accrued compensation and benefits		123		123
Current operating lease liabilities		75		67
Other current liabilities		140		90
Total current liabilities		874		866
Long-term debt		2,124		2,237
Non-current operating lease liabilities		214		178
Deferred income taxes		89		87
Tax receivable agreement liabilities		680		706
Other liabilities		30		22
Total liabilities		4,011		4,096
Commitments and contingencies				
Class A common stock, par value $0.01 per share, 1,000,000,000 shares authorized, 188,770,435 and 189,815,899 shares issued and outstanding as of February 1, 2026 and February 2, 2025, respectively		2		2
Class B common stock, par value $0.01 per share, 500,000,000 shares authorized, 6,611,263 and 7,936,061 shares issued and outstanding as of February 1, 2026 and February 2, 2025, respectively		—		—
Additional paid-in capital		1,246		1,220
Retained earnings		755		449
Accumulated other comprehensive (loss) income		(6)		27
Total stockholders' equity attributable to Core & Main, Inc.		1,997		1,698
Non-controlling interests		77		76
Total stockholders' equity		2,074		1,774
Total liabilities and stockholders' equity	$	6,085	$	5,870

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Amounts in millions (except share and per share data)

		Fiscal Years Ended	
	February 1, 2026	February 2, 2025	January 28, 2024
Net sales	$ 7,647	$ 7,441	$ 6,702
Cost of sales	5,588	5,461	4,884
Gross profit	2,059	1,980	1,818
Operating expenses:			
Selling, general and administrative	1,154	1,078	931
Depreciation and amortization	183	183	147
Total operating expenses	1,337	1,261	1,078
Operating income	722	719	740
Interest expense	(120)	(142)	(81)
Other income	5	—	—
Income before provision for income taxes	607	577	659
Provision for income taxes	145	143	128
Net income	462	434	531
Less: net income attributable to non-controlling interests	21	23	160
Net income attributable to Core & Main, Inc.	$ 441	$ 411	$ 371
Earnings per share			
Basic	$ 2.32	$ 2.14	$ 2.15
Diluted	$ 2.31	$ 2.13	$ 2.15
Number of shares used in computing EPS			
Basic	189,723,857	191,617,275	172,839,836
Diluted	197,861,786	201,442,750	227,818,077

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Amounts in millions

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Net income	$ 462	$ 434	$ 531
Net comprehensive (loss), net of tax benefit (expense) of $12, $6 and $(1)	(35)	(20)	(22)
Total comprehensive income	427	414	509
Less: comprehensive income attributable to non-controlling interests	19	22	156
Total comprehensive income attributable to Core & Main, Inc.	$ 408	$ 392	$ 353

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Amounts in millions (except share and per share data)

	Class A Common Stock		Class B Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balances at January 29, 2023	**172,765,161**	**$ 2**	**73,229,675**	**$ 1**	**$ 1,241**	**$ 458**	**$ 45**	**$ 663**	**$ 2,410**
Net income	—	—	—	—	—	371	—	160	531
Equity-based compensation	—	—	—	—	8	—	—	2	10
Net comprehensive loss, net of tax	—	—	—	—	—	—	(18)	(4)	(22)
Distributions to non-controlling interest holders	—	—	—	—	(5)	—	—	(37)	(42)
Repurchase and retirement of equity interests	(28,131,551)	—	(16,868,449)	—	(324)	(640)	—	(380)	(1,344)
Exchange of Partnership Interests and Class B Shares for Class A Shares	46,683,021	—	(46,731,040)	(1)	313	—	19	(331)	—
Establishment/adjustment of deferred tax asset associated with Core & Main investment in Core & Main Holdings, LP	—	—	—	—	515	—	—	—	515
Establishment of tax receivable agreement liabilities	—	—	—	—	(537)	—	—	—	(537)
Activity under equity-based compensation plans, net of tax withholdings	346,977	—	—	—	3	—	—	—	3
Balances at January 28, 2024	**191,663,608**	**2**	**9,630,186**	**—**	**1,214**	**189**	**46**	**73**	**1,524**
Net income	—	—	—	—	—	411	—	23	434
Equity-based compensation	—	—	—	—	14	—	—	—	14
Net comprehensive loss, net of tax	—	—	—	—	—	—	(19)	(1)	(20)
Distributions to non-controlling interest holders	—	—	—	—	(3)	—	—	(5)	(8)
Repurchase and retirement of equity interests	(3,974,820)	—	—	—	(20)	(151)	—	(5)	(176)
Exchange of Partnership Interests and Class B Shares for Class A Shares	1,684,022	—	(1,694,125)	—	9	—	—	(9)	—
Establishment/adjustment of deferred tax asset associated with Core & Main investment in Core & Main Holdings, LP	—	—	—	—	23	—	—	—	23
Establishment of tax receivable agreement liabilities	—	—	—	—	(19)	—	—	—	(19)
Activity under equity-based compensation plans, net of tax withholdings	443,089	—	—	—	2	—	—	—	2
Balances at February 2, 2025	**189,815,899**	**2**	**7,936,061**	**—**	**1,220**	**449**	**27**	**76**	**1,774**
Net income	—	—	—	—	—	441	—	21	462
Equity-based compensation	—	—	—	—	16	—	—	1	17
Net comprehensive loss, net of tax	—	—	—	—	—	—	(33)	(2)	(35)
Distributions to non-controlling interest holders	—	—	—	—	—	—	—	(7)	(7)
Repurchase and retirement of equity interests	(3,173,594)	—	—	—	(16)	(135)	—	(4)	(155)
Exchange of Partnership Interests and Class B Shares for Class A Shares	1,288,769	—	(1,324,798)	—	8	—	—	(8)	—
Establishment/adjustment of deferred tax asset associated with Core & Main investment in Core & Main Holdings, LP	—	—	—	—	20	—	—	—	20
Establishment of tax receivable agreement liabilities	—	—	—	—	(18)	—	—	—	(18)
Activity under equity-based compensation plans, net of tax withholdings	839,361	—	—	—	16	—	—	—	16
Balances at February 1, 2026	**188,770,435**	**$ 2**	**6,611,263**	**$ —**	**$ 1,246**	**$ 755**	**$ (6)**	**$ 77**	**$ 2,074**

The accompanying notes are an integral part of these consolidated financial statements.

CORE & MAIN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Amounts in millions

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Cash Flows From Operating Activities:			
Net income	$ 462	$ 434	$ 531
Adjustments to reconcile net cash from operating activities:			
Depreciation and amortization	192	194	154
Equity-based compensation expense	17	14	10
Deferred income tax expense	28	13	2
Other	—	8	5
Changes in assets and liabilities:			
(Increase) decrease in receivables	26	(2)	21
(Increase) decrease in inventories	(70)	(36)	328
(Increase) decrease in other assets	6	(13)	2
Increase (decrease) in accounts payable	(59)	14	11
Increase (decrease) in accrued liabilities	48	(5)	5
Net cash provided by operating activities	650	621	1,069
Cash Flows From Investing Activities:			
Capital expenditures	(46)	(35)	(39)
Acquisitions of businesses, net of cash acquired	(61)	(741)	(231)
Other	(38)	(12)	—
Net cash used in investing activities	(145)	(788)	(270)
Cash Flows From Financing Activities:			
Repurchase and retirement of equity interests	(155)	(176)	(1,344)
Distributions to non-controlling interest holders	(7)	(11)	(41)
Payments pursuant to Tax Receivable Agreements	(18)	(11)	(5)
Borrowings on asset-based revolving credit facility	150	774	665
Repayments on asset-based revolving credit facility	(243)	(1,110)	(235)
Issuance of long-term debt	—	950	—
Repayments of long-term debt	(24)	(223)	(15)
Debt issuance costs	—	(15)	—
Other	4	(4)	—
Net cash (used in) provided by financing activities	(293)	174	(975)
Increase (decrease) in cash and cash equivalents	212	7	(176)
Cash and cash equivalents at the beginning of the period	8	1	177
Cash and cash equivalents at the end of the period	$ 220	$ 8	$ 1
Cash paid for interest (excluding effects of interest rate swap)	$ 133	$ 197	$ 105
Cash paid for income taxes	79	143	116

The accompanying notes are an integral part of these consolidated financial statements.

Dollars in millions, except as noted

1) BASIS OF PRESENTATION & DESCRIPTION OF BUSINESS

Organization

Core & Main, Inc. ("Core & Main" and collectively with its subsidiaries, the "Company") is a leading specialty distributor dedicated to advancing reliable infrastructure with local service, nationwide. With a focus on water, wastewater, storm drainage and fire protection products, and related services, the Company provides solutions to municipalities, private water companies and professional contractors across municipal, non-residential and residential end markets. The Company's specialty products and services are used in the maintenance, repair, replacement, and construction of water and fire protection infrastructure. The Company reaches customers through a network of over 370 branches across the United States ("U.S.") and Canada. The Company's products include pipes, valves, fittings, storm drainage products, fire protection products, meter products and other products. The Company has complemented its core products through additional offerings, including smart meter systems, fusible high-density polyethylene ("fusible HDPE") piping solutions, specifically engineered treatment plant products and geosynthetics and erosion control products. The Company's services and capabilities allow for integration with customers and form part of their sourcing and procurement function. Substantially all of the Company's long-lived assets are located within the U.S.

Core & Main is a holding company that indirectly owns Core & Main LP through its ownership interest in Core & Main Holdings, LP ("Holdings"). Core & Main's primary material assets are its direct and indirect ownership interest in Holdings and deferred tax assets associated with such ownership.

Secondary Offerings and Repurchase Transactions

On December 1, 2025, the Company's board of directors authorized an increase of $500 million to the share repurchase program (the "Repurchase Program"), which was originally authorized on June 12, 2024, pursuant to which the Company may purchase up to $1 billion of the Company's Class A common stock. Shares repurchased under the Repurchase Program are retired immediately and are accounted for as a decrease to stockholders' equity. During the fiscal year ended February 1, 2026 ("fiscal 2025"), the Company repurchased 3,173,594 shares of Class A common stock for a total of $155 million through open market transactions. During the fiscal year ended February 2, 2025 ("fiscal 2024"), the Company repurchased 3,974,820 shares of Class A common stock for a total of $176 million through open market transactions. As of February 1, 2026, $669 million of the authorized amount remained available for use under the Repurchase Program.

During the fiscal year ended January 28, 2024 ("fiscal 2023"), secondary public offerings of Class A common stock were completed by certain selling stockholders (the "Selling Stockholders") affiliated with Clayton, Dubilier & Rice, LLC ("CD&R"). As part of the secondary public offerings, the Selling Stockholders sold to the public (i) existing shares of our Class A common stock and (ii) shares of Class A common stock received in exchange for an equal number of limited partner interests of Holdings ("Partnership Interests"), together with the retirement of a corresponding number of shares of our Class B common stock. Below is a summary of the secondary public offerings completed during fiscal 2023 (collectively the "Secondary Offerings").

Secondary Offering Date	Existing Shares of Class A Common Stock Sold to the Public	Partnership Interests Exchanged for Class A Common Stock Prior to Sale to the Public	Total Shares of Class A Common Stock Sold	Price Per Share
Fiscal 2023 Secondary Offerings				
January 25, 2024	12,366,683	7,415,404	19,782,087	$40.985
January 10, 2024(1)	12,084,902	7,465,098	19,550,000	$38.120
December 11, 2023(1)	10,783,760	6,466,240	17,250,000	$35.540
November 9, 2023(1)	13,659,431	8,190,569	21,850,000	$30.440
September 19, 2023	11,252,620	6,747,380	18,000,000	$29.015
June 12, 2023	8,752,038	5,247,962	14,000,000	$28.215
April 14, 2023	3,125,728	1,874,272	5,000,000	$22.151

(1) Includes shares of Class A common stock purchased by the underwriter, pursuant to the exercise in full of the option granted in connection with the secondary public offering.

The Company did not receive any of the proceeds from the Secondary Offerings. The Company paid the costs associated with the sale of shares by the Selling Stockholders in the Secondary Offerings, other than underwriting discounts and commissions.

Concurrently with the completion of the Secondary Offerings completed in fiscal 2023, (i) the Company repurchased from the Selling Stockholders shares of our Class A common stock, and Holdings redeemed from the Company a corresponding number of Partnership Interests, and (ii) Holdings redeemed Partnership Interests from one of the Selling Stockholders, with the Company repurchasing a corresponding number of shares of our Class B common stock from such Selling Stockholder for no additional consideration. Below is a summary of the repurchase transactions completed during fiscal 2023 (the "Repurchase Transactions").

Repurchase Transaction Date	Shares of Class A Common Stock Repurchased	Partnership Interests Redeemed	Total Repurchase Amount	Price Per Share/ Partnership Interest	Total Consideration Paid (in millions)
January 25, 2024	3,125,728	1,874,272	5,000,000	$40.985	$205
January 10, 2024	3,125,728	1,874,272	5,000,000	$38.120	$191
December 11, 2023	3,125,728	1,874,272	5,000,000	$35.540	$178
November 9, 2023	3,125,728	1,874,272	5,000,000	$30.440	$152
September 19, 2023	3,125,728	1,874,272	5,000,000	$29.015	$145
June 12, 2023	3,125,728	1,874,272	5,000,000	$28.215	$141
April 14, 2023	9,377,183	5,622,817	15,000,000	$22.151	$332

Following the completion of the Secondary Offerings and the Repurchase Transactions during fiscal 2023, investors affiliated with CD&R no longer own shares of Core & Main.

Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of Core & Main and its subsidiaries, which includes the consolidated financial statements of Holdings and its consolidated subsidiary, Core & Main LP, as the legal entity that conducts the operations of the Company. Certain reclassification have been made to previously reported financial information to conform to the Company's current period presentation. All intercompany balances and transactions have been eliminated in consolidation. The Partnership Interests not held by Core & Main are reflected as non-controlling interests in the consolidated financial statements.

Segments

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM manages the business as a single operating and reportable segment. The Company operates over 370 branch locations primarily across the U.S. The nature of the products and services, suppliers, customers and distribution methods are similar across branches. The consolidated performance of the Company is utilized to determine incentive compensation for executive officers, annual merit decisions, management of national supplier relationships, allocation of resources and in evaluating acquisitions and the Company's capital structure. Performance is most notably measured by the CODM based on net sales and net income at the consolidated level, as reported in the consolidated statement of operations. Significant expenses within net income include cost of sales and selling, general and administrative expense, which are each separately presented in the consolidated statement of operations. Other segment items within net income include depreciation and amortization expense, interest expense and income tax expense.

Fiscal Year

The Company's fiscal year is a 52- or 53-week period ending on the Sunday nearest to January 31st. Quarters within the fiscal year include 13-week periods, unless a fiscal year includes a 53rd week, in which case the fourth quarter of the fiscal year will be a 14-week period. Fiscal 2025 included 52 weeks, fiscal 2024 included 53 weeks and fiscal 2023 included 52 weeks. The next fiscal year ending January 31, 2027 ("fiscal 2026") will include 52 weeks.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

Management has made a number of estimates and assumptions relating to the reporting of certain assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing the elements of these financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company classified all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains cash deposits according to a banking policy that requires diversification across a variety of highly-rated financial institutions. However, this could result in concentration of cash and cash equivalents across these financial institutions in excess of Federal Deposit Insurance Corporation-insured limits.

Allowance for Credit Losses

Accounts receivable are evaluated for collectability based on numerous factors, including past transaction history with customers, their credit-worthiness, and an assessment of lien and bond rights. An allowance for credit losses is estimated as a percentage of aged receivables. This estimate is periodically adjusted when management becomes aware of a specific customer's inability to meet its financial obligations (e.g., a bankruptcy filing) or as a result of changes in historical collection patterns.

Inventories

Inventories consist primarily of finished goods and are carried at the lower of cost or net realizable value. The cost of substantially all inventories is determined by the weighted average cost method. The carrying value of inventory includes the capitalization of inbound freight costs and is net of supplier rebates and purchase discounts for products not yet sold. The inventory reserve is based on an analysis of historical physical inventory results, a review of excess and obsolete inventories based on inventory aging and anticipated future demand.

Consideration Received from Suppliers

The Company enters into agreements with many of its suppliers providing for inventory purchase rebates upon achievement of specified volume purchasing levels ("supplier rebates") and purchase discounts. The Company accrues the receipt of supplier rebates and purchase discounts as part of its cost of sales for products sold based on progress towards earning the supplier rebates, taking into consideration cumulative purchases of inventory to the measurement date and projected purchases through the end of the year. An estimate of supplier rebates and purchase discounts is included in the carrying value of inventory at each period end for supplier rebates to be received on products not yet sold. Supplier rebates and purchase discounts included in inventory were $64 million and $54 million at February 1, 2026 and February 2, 2025, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the following estimated useful lives of the assets:

Buildings and improvements	5 - 39 years
Transportation equipment	5 - 7 years
Furniture, fixtures and equipment	3 - 10 years
Capitalized software	3 years

Property and equipment assets are assessed for recovery when a triggering event occurs. A potential impairment is first evaluated by comparing the undiscounted cash flows associated with the asset, or the asset group it is part of, to its carrying value. If the carrying value is greater than the undiscounted cash flows, the amount of potential impairment is measured by comparing the fair value of the asset, or the asset group it is part of, with its carrying value. The Company assesses the remaining useful life and the recoverability of property and equipment assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Judgments regarding the existence of a triggering event are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows. There were no impairments of property and equipment assets during fiscal 2025, fiscal 2024 or fiscal 2023.

Acquisitions and Goodwill

Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company then allocates the purchase price in excess of net tangible assets acquired to identifiable intangible assets. The fair value of identifiable intangible assets is based on detailed valuations. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company does not amortize goodwill but does conduct an impairment test of goodwill on an annual basis or whenever events or circumstances indicate that it is "more likely than not" that the fair value of its reporting unit has dropped below its carrying value. The annual goodwill impairment assessment for fiscal 2025, fiscal 2024 and fiscal 2023 consisted of a qualitative assessment to determine whether it is "more likely than not" that the fair value of the reporting unit exceeds its carrying value. The qualitative assessment included evaluating economic, industry, regulatory and company specific factors that could impact the reporting unit fair value. These factors included historical and projected financial metrics (including net sales, operating cash flow and discount rate trends), public equity market trends and evaluation of the markets the Company serves. The quantitative assessment, when applicable, is comprised of comparing the carrying value of a reporting unit to its estimated fair value. The Company estimates the fair value of the reporting unit based on a detailed valuation, utilizing an income approach based on the present value of future cash flows, a market approach based on multiples of sales and profit metrics of similar public companies and a market approach based on multiples of sales and profit metrics for purchase transactions of similar companies (all of which are considered level three measurement techniques). If the carrying value of the reporting unit exceeds its fair value, the Company will recognize the excess of the carrying value over the fair value as a goodwill impairment loss.

Intangible Assets

Finite-lived intangible assets consist primarily of customer relationships which are amortized over the periods during which the Company expects to generate net sales from these customer relationships. The initial amortization life of finite-lived intangible assets primarily range from 10 to 15 years. Finite-lived intangible assets are assessed for impairment when a triggering event occurs. A potential impairment of finite-lived intangible assets is first evaluated by comparing the undiscounted cash flows associated with the asset, or the asset group it is part of, to its carrying value. If the carrying value is greater than the undiscounted cash flows, the amount of potential impairment is measured by comparing the fair value of the asset, or the asset group it is part of, with their carrying value. The Company assesses the remaining useful life and the recoverability of finite-lived intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Judgments regarding the existence of a triggering event are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows.

Internal use software is recognized separately as an intangible asset and is carried at cost less accumulated amortization. Cost may include external and internal costs directly attributable to the development, design and implementation of the computer software. Costs related to training and data conversion are expensed as incurred.

All of the Company's intangible assets are subject to amortization.

Fair Value Measurement

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable, accrued compensation and benefits and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The Company's long-term financial assets and liabilities are generally recorded at historical costs. The carrying amounts of derivative assets or liabilities (see Note 6) are recorded at fair value.

Revenue Recognition

The Company's revenues are earned from contracts with customers. These contracts include written agreements and purchase orders as well as arrangements that are implied by customary business practices or law. The revenue contracts are primarily single performance obligations for the sale of product or performance of services for customers. Revenue is recognized when title is passed to the customer or services are provided in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products and services, which is net of sales tax, customer incentives, returns and discounts. For product sales, the transfer of title generally occurs at the point of destination for products shipped by internal fleet and at the point of shipping for products shipped by third-party carriers. Revenues related to services are recognized in the period the services are performed and were approximately $64 million, $29 million and $23 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Estimates for expected customer incentives, returns and discounts are based on historical experience, anticipated performance and management's judgment. Generally, the Company's contracts do not contain significant financing as the standard sales terms are short term in nature.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $49 million, $46 million and $43 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that the Company is not able to realize deferred tax assets in the future, a valuation allowance would be established, which would impact the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process in which (1) it is determined if a tax position is more-likely-than-not of being sustained on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the audited Consolidated Statements of Operations.

Concentration of Credit Risk

The majority of the Company's revenues are credit sales which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the construction industry in the areas where they operate and availability of municipal funding. Concentration of credit risk with respect to trade accounts receivable is limited by the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers.

Leases

The Company determines if an arrangement is or contains a lease at inception. Obligations under operating leases are included in the Balance Sheets in both current and non-current operating lease liabilities, while the corresponding rights to use the leased assets are presented as operating lease right-of-use ("ROU") assets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the remaining lease payments. As the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate, which is based on information available at the commencement date of the relevant lease, in determining the present value of future payments. The lease term includes an option to extend the lease when it is reasonably certain that the Company will exercise that option. Payment obligations related to real estate taxes, insurance and other lease components are excluded from the measurement of operating lease ROU assets and lease liabilities. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company recognizes expense within selling, general and administrative expense associated with the accretion of operating lease liabilities and amortization of ROU assets in an amount calculated to result in straight-line expense over the lease terms.

Tax Receivable Agreements

In connection with the initial public offering and other related transactions, Core & Main entered into a tax receivable agreement with the Former Limited Partners (as defined below) (the "Former Limited Partners Tax Receivable Agreement") and a tax receivable agreement with the Continuing Limited Partners (as defined below) (the "Continuing Limited Partners Tax Receivable Agreement") (collectively, the "Tax Receivable Agreements"). Core & Main has generated, and expects to generate additional, tax attributes associated with future exchanges of Partnership Interests by Continuing Limited Partners, that will reduce amounts that it would otherwise pay in the future to various tax authorities.

The "Former Limited Partners" are defined as CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and the other Original Limited Partners (as defined below) that transferred all or a portion of their Partnership Interests (including those held indirectly through CD&R WW Advisor, LLC and CD&R WW Holdings, LLC) for shares of Class A common stock in connection with the initial public offering and other related transactions, and represent entities that transferred all of their Partnership Interests (including Partnership Interests held indirectly through certain "blocker" corporations) for shares of Class A common stock in connection with the consummation of certain reorganization transactions.

The "Original Limited Partners" are defined as CD&R Waterworks Holdings, LLC ("CD&R Waterworks Holdings"), the Former Limited Partners and Core & Main Management Feeder, LLC ("Management Feeder") and represent the direct and indirect owners of Holdings prior to the initial public offering and other related transactions.

The "Continuing Limited Partners" are defined as CD&R Waterworks Holdings and Management Feeder, and represent the Original Limited Partners that continued to own Partnership Interests after the reorganization transactions and that are entitled to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of Class B common stock for shares of Class A common stock.

The Former Limited Partners Tax Receivable Agreement provides for the payment by Core & Main to certain Former Limited Partners, or their permitted transferees, of 85% of the tax benefits, if any, that Core & Main realizes, or in some circumstances is deemed to realize, as a result of (i) certain tax attributes of the Partnership Interests Core & Main holds in respect of such Former Limited Partners' interest in Core & Main, including such attributes which resulted from such Former Limited Partners' prior acquisition of ownership interests in Holdings and Core & Main's allocable share of existing tax basis acquired in connection with the initial public offering attributable to the Former Limited Partners and (ii) certain other tax benefits.

The Continuing Limited Partners Tax Receivable Agreement provides for the payment by Core & Main to the Continuing Limited Partners, or their permitted transferees, of 85% of the benefits, if any, that Core & Main realizes, or in some circumstances is deemed to realize, as a result of (i) increases in tax basis or other similar tax benefits as a result of exchanges of Partnership Interests for cash or shares of Class A common stock pursuant to the Exchange Agreement, dated as of July 22, 2021 (the "Exchange Agreement"), by and among Core & Main, Holdings, CD&R Waterworks Holdings and Management Feeder, (ii) Core & Main's allocable share of existing tax basis acquired in connection with the initial public offering attributable to the Continuing Limited Partners and in connection with exchanges of Partnership Interests for cash or shares of Class A common stock pursuant to the Exchange Agreement and (iii) Core & Main's utilization of certain other tax benefits related to Core & Main's entering into the Continuing Limited Partners Tax Receivable Agreement, including tax benefits attributable to payments under the Continuing Limited Partners Tax Receivable Agreement. Core & Main expects to obtain an increase in its share of the tax basis in the net assets of Holdings as Partnership Interests are exchanged by Continuing Limited Partners. Core & Main intends to treat any exchanges of Partnership Interests as direct purchases of Partnership Interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that it would otherwise pay in the future to various tax authorities.

Except to the extent that any benefits are deemed realized, Core & Main will receive the full benefit in tax savings from relevant taxing authorities and provide payment of 85% of the amount of any tax benefits to the Former Limited Partners or the Continuing Limited Partners, as applicable, or their permitted transferees. Core & Main expects to benefit from the remaining 15% of any cash tax savings, except to the extent of any deemed realizations. For the Tax Receivable Agreements, Core & Main assesses the tax attributes to determine if it is more likely than not that the benefit of any deferred tax assets will be realized. Following that assessment, Core & Main recognizes a liability under the applicable Tax Receivable Agreements, reflecting approximately 85% of the expected future realization of such tax benefits. Amounts payable under the Tax Receivable Agreements are contingent upon, among other things, (i) generation of sufficient future taxable income during the term of the applicable Tax Receivable Agreements and (ii) future changes in tax laws.

Upon an exchange transaction that increases the tax attributes available to Core & Main, an increase to deferred tax assets or reduction to deferred tax liabilities is recorded with a corresponding increase to equity. The recognition of the liability under the Tax Receivable Agreement is recorded with a corresponding reduction to equity. Both of these transactions impact equity as they are transactions with shareholders. Subsequent changes in the Tax Receivable Agreement liability are recorded to other income (expense) in the Consolidated Statements of Operations.

Equity-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. That cost is recognized over the requisite service period (generally the vesting period), which is the period during which an employee is required to provide service in exchange for the award. The Company recognizes compensation expense for equity instruments with performance based criteria over the requisite service period when it is probable that the performance conditions will be achieved. The Company reassesses the probability of vesting at each reporting period and adjusts its cumulative compensation cost accordingly.

Basic and Diluted Earnings per Share

The accounting policy for basic and diluted earnings per share is described in Note 12.

Non-controlling Interests

The accounting policy for non-controlling interests is described in Note 11.

Recent Accounting Pronouncements

Income Tax Disclosures - In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). The new guidance requires, on an annual basis, disclosure of specific categories in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09, as of February 1, 2026, resulted in additional disclosures, but did not have a material impact on the consolidated financial statements.

Disaggregation of Income Statement Expenses - In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and the Company is currently evaluating the effect this standard will have on the consolidated financial statements.

Targeted Improvements to the Accounting for Internal-Use Software - In September 2025, the FASB issued ASU No. 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"). The new guidance revises the criteria as to when an entity is required to start capitalizing software costs and requires an entity to evaluate whether the probable-to-completion recognition threshold has been met. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect this standard will have on the consolidated financial statements and related disclosures.

3)   REVENUE

Disaggregation of Revenue

The following table represents net sales disaggregated by product category:

Product Category	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Pipes, valves & fittings products	$ 5,137	$ 5,006	$ 4,504
Storm drainage products	1,194	1,147	985
Fire protection products	600	596	688
Meter products	716	692	525
Total Net Sales	$ 7,647	$ 7,441	$ 6,702

4)   ACQUISITIONS

The Company made various acquisitions during fiscal 2025 (the "Fiscal 2025 Acquisitions"), fiscal 2024 (the "Fiscal 2024 Acquisitions") and fiscal 2023 (the "Fiscal 2023 Acquisitions") with an aggregate transaction value of $76 million, $769 million and $244 million, subject to working capital adjustments, respectively. These transactions were funded with cash and borrowings under the Senior Term Loan Credit Facility (as defined in Note 6).

Fiscal 2025 Acquisitions

- On January 26, 2026, the Company acquired all of the outstanding shares of Pioneer Supply LLC ("Pioneer Supply"). Pioneer Supply has two locations and is a distributor of water and wastewater products.

- On September 30, 2025, the Company acquired certain assets and assumed certain liabilities of Canada Waterworks Inc. and Canada Waterworks Ottawa Inc. (collectively, "Canada Waterworks"). Canada Waterworks has three locations and is a Canadian distributor of water and wastewater products.

Fiscal 2024 Acquisitions

- On November 7, 2024, the Company acquired certain assets and assumed certain liabilities of ARGCO Northeast LLC ("ARGCO"). ARGCO has one location and is a distributor of fire protection products.

- On October 30, 2024, the Company acquired certain assets and assumed certain liabilities of Eastcom Associates, Inc. ("Eastcom"). Eastcom has one location and is a provider of underground utility protection equipment.

- On September 16, 2024, the Company acquired certain assets and assumed certain liabilities of Green Equipment Company ("Green Equipment"). Green Equipment has one location and is a provider of underground utility protection equipment.

- On September 9, 2024, the Company acquired certain assets and assumed certain liabilities of GroGreen Solutions Georgia, LLC ("GroGreen"). GroGreen has four locations and is a provider of geosynthetics products.

- On August 12, 2024, the Company acquired certain assets and assumed certain liabilities of HM Pipe Products LP and HM Pipe Products Kitchner LP (collectively, "HM Pipe Products"). HM Pipe Products has two locations and is a Canadian distributor of water and wastewater products.

- On May 6, 2024, the Company acquired certain assets and assumed certain liabilities of Geothermal Supply Company Inc. ("GSC"). GSC has one location and is a distributor and fabricator of fusible HDPE pipe and other related products, primarily serving the geothermal, water and sewer industries.

- On April 30, 2024, the Company acquired certain assets and assumed certain liabilities of EGW Utilities Inc. ("EGW"). EGW has one location and is a provider of underground utility infrastructure products and services.

- On April 1, 2024, the Company acquired all of the outstanding shares of NW Geosynthetics Inc. ("ACF West"). ACF West has six locations and is a distributor of geosynthetics products and provider of soil stabilization solutions.

- On March 7, 2024, the Company acquired all of the membership interests of DKC Group Holdings, LLC, and associated entities (collectively, "Dana Kepner"). Dana Kepner has twenty-one locations and is a distributor of water, wastewater and storm drainage products.

- On February 12, 2024, the Company acquired certain assets and assumed certain liabilities of Eastern Supply Inc. and a related entity (collectively, "Eastern Supply"). Eastern Supply has two locations and is a distributor of a broad range of storm drainage products, with custom fabrication capabilities.

Fiscal 2023 Acquisitions

- On January 16, 2024, the Company acquired certain assets and assumed certain liabilities of Lee Supply Company, Inc. ("Lee Supply"). Lee Supply has four locations and is a leading specialty distributor and fabricator of fusible HDPE pipe and other related services, including HDPE fusion equipment rentals and custom fabrication.

- On December 4, 2023, the Company acquired certain assets and assumed certain liabilities of Granite Water Works, Inc. ("Granite Water Works"). Granite Water Works has one location and is a provider of water, wastewater and storm drainage products.

- On November 28, 2023, the Company acquired certain assets and assumed certain liabilities of Enviroscape Erosion Control Materials Ltd. and three affiliated entities (collectively "Enviroscape"). Enviroscape has one location and is a provider of geosynthetics and erosion control products.

- On July 12, 2023, the Company acquired all of the outstanding shares of J.W. D'Angelo Company, Inc. ("D'Angelo"). D'Angelo has three locations and is a full-service provider of fire protection and waterworks products.

- On July 10, 2023, the Company acquired certain assets and assumed certain liabilities of Foster Supply Inc. and R.P. Foster Inc. (collectively, "Foster Supply"). Foster Supply has seven locations and is a full-service provider of precast concrete structures, pipe, drainage materials and related geosynthetics products.

- On April 17, 2023, the Company acquired certain assets and assumed certain liabilities of Midwest Pipe Supply Inc. ("Midwest Pipe"). Midwest Pipe has one location and is a distributor of drainage and waterworks products.

- On April 10, 2023, the Company acquired certain assets and assumed certain liabilities of UPSCO Manufacturing & Distribution Company, UPSCO, Inc. and TMB Holdings, LLC (collectively, "UPSCO"). UPSCO is a provider of utility infrastructure products and services.

- On March 6, 2023, the Company acquired certain assets and assumed certain liabilities of Landscape & Construction Supplies LLC ("LCS"). LCS has two locations and is a provider of geosynthetics products.

The following table represents the preliminary allocation of the transaction price to the fair value of identifiable assets acquired and liabilities assumed in the Fiscal 2025 Acquisitions and final allocation of the transaction price to the fair value of identifiable assets acquired and liabilities assumed in the Fiscal 2024 Acquisitions and Fiscal 2023 Acquisitions:

	Fiscal 2025 Acquisitions	Fiscal 2024 Acquisitions[1]	Fiscal 2023 Acquisitions
Cash	$ —	$ 31	$ 5
Receivables	22	96	48
Inventories	15	112	52
Intangible assets	25	284	107
Goodwill	24	337	26
Property, plant and equipment	1	16	35
Operating lease right-of-use assets	2	22	8
Other assets, current and non-current	—	2	4
Total assets acquired	89	900	285
Accounts payable	10	44	13
Deferred income taxes	—	41	8
Operating lease liabilities, current and non-current	2	22	8
Deferred consideration	14	14	12
Other liabilities, current and non-current	1	6	7
Net assets acquired	$ 62	$ 773	$ 237

(1) Amounts include the purchase price allocation of Dana Kepner net assets of $263 million to goodwill, $184 million to intangible assets, $89 million to net working capital, $29 million to cash and $8 million to fixed assets. Additionally, includes a deferred income tax liability of $36 million for the Dana Kepner acquisition.

The Canada Waterworks acquisition includes a contingent consideration arrangement of up to $18 million that will be paid by the Company to the Canada Waterworks sellers, based upon certain future Adjusted EBITDA targets over a two-year period. The range of the undiscounted amounts the Company could pay under the contingent consideration agreement is between zero and $18 million. On the acquisition date and as of February 1, 2026, the fair value of the contingent consideration liability was estimated at $14 million by utilizing a weighted probability assessment of the potential outcomes (a level 3 fair value measurement based on unobservable inputs).

The net outflow of cash in respect of the purchase of businesses is as follows:

	Fiscal 2025 Acquisitions	Fiscal 2024 Acquisitions	Fiscal 2023 Acquisitions
Net assets acquired	$ 62	$ 773	$ 237
Plus: Working capital adjustment	—	(2)	(1)
Less: Cash acquired in acquisition	—	(31)	(5)
Plus: Contingent consideration	14	—	—
Total consideration	76	740	231
Less: Contingent consideration	$ (14)	$ —	$ —
Total consideration, net of cash; investing cash outflow	$ 62	$ 740	$ 231

In the above transactions, to the extent applicable, the excess of purchase price over net tangible and intangible assets acquired resulted in goodwill, which represents the assembled workforce and anticipated long-term growth in new markets, customers and products. Goodwill of $24 million, $260 million and $11 million associated with the Fiscal 2025 Acquisitions, Fiscal 2024 Acquisitions, and Fiscal 2023 Acquisitions, respectively, are fully deductible by the Company for U.S. income tax purposes.

Intangible Assets

For the Fiscal 2025 Acquisitions, Fiscal 2024 Acquisitions and Fiscal 2023 Acquisitions discussed above, the intangible assets acquired consist of customer relationships and other intangible assets.

The customer relationship intangible assets represent the value associated with those customer relationships in place at the date of the Fiscal 2025 Acquisitions, Fiscal 2024 Acquisitions and Fiscal 2023 Acquisitions. The Company valued the customer relationships using an excess earnings method using various inputs such as customer attrition rate, revenue growth rate, gross margin percentage and discount rate. Cash flows associated with the existing relationships are expected to diminish over time due to customer turnover. The Company reflected this expected diminishing cash flow through the utilization of an annual customer attrition rate assumption and in its method of amortization.

The other intangible assets primarily consist of trademark intangible assets that represent the value associated with the brand names in place at the date of the applicable closing.

A summary of the intangible assets acquired and assumptions utilized in the valuation, for the acquisitions is as follows:

	Intangible Asset Amount	Weighted Average Amortization Period	Weighted Average Discount Rate	Weighted Average Attrition Rate
Customer Relationships				
Fiscal 2025 Acquisitions	$ 23	10 years	14.8 %	12.4 %
Fiscal 2024 Acquisitions[1]	279	10 years	13.5 %	12.5 %
Fiscal 2023 Acquisitions	106	10 years	16.0 %	13.2 %
Other Intangible Assets				
Fiscal 2025 Acquisitions	$ 2	7 years	14.3 %	N/A
Fiscal 2024 Acquisitions	5	5 years	13.6 %	N/A
Fiscal 2023 Acquisitions	1	2 years	15.5 %	N/A

(1) Customer relationships acquired and assumptions utilized in the valuation for the Dana Kepner acquisition were as follows: $181 million customer relationship intangible asset, 10 years amortization period, 13.0% discount rate and 12.5% attrition rate.

Pro Forma Financial Information

The following pro forma information presents a summary of the results of operations for the periods indicated as if the Dana Kepner acquisition had been completed as of January 30, 2023. The pro forma financial information is based on the historical financial information for the Company and Dana Kepner, along with certain pro forma adjustments. These pro forma adjustments consist primarily of:

- increased amortization and depreciation expense related to the intangible assets and fixed assets acquired, respectively, in the Dana Kepner acquisition;

- increased interest expense to reflect the borrowings under the Senior Term Loan Credit Facility including the interest and amortization of deferred financing costs;

- reclassification of direct acquisition transaction costs, retention bonuses and inventory fair value adjustments from the period incurred to periods these expenses would have been recognized given the assumed transaction date identified above; and

- the related income tax effects of the aforementioned adjustments to the provision for income taxes for Core & Main.

The following pro forma information has been prepared for comparative purposes only and is not necessarily indicative of the results of operations as they would have been had the Dana Kepner acquisition occurred on the assumed date, nor is it necessarily an indication of future operating results. In addition, the pro forma information does not reflect the cost of any integration activities, benefits from any synergies that may be derived from the Dana Kepner acquisition or revenue growth that may be anticipated.

	Fiscal Years Ended	
	February 2, 2025	January 28, 2024
Net sales	$ 7,470	$ 7,034
Net income	435	519

As a result of integration of the Dana Kepner acquisition with existing operations of the Company it is impracticable to identify the discrete financial performance associated with the Dana Kepner acquisition. As such, the Company has not presented the post-acquisition net sales and net income for the Dana Kepner acquisition.

5) GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of the Company's goodwill included in its Balance Sheets is as follows:

	February 1, 2026	February 2, 2025
Gross Goodwill	$ 1,920	$ 1,898
Accumulated Impairment	—	—
Net Goodwill	$ 1,920	$ 1,898

The changes in the carrying amount of goodwill are as follows:

	Fiscal Years Ended	
	February 1, 2026	February 2, 2025
Beginning Balance	$ 1,898	$ 1,561
Goodwill acquired during the year	24	336
Foreign currency translation and other	(2)	1
Ending balance	$ 1,920	$ 1,898

There was no goodwill impairment during fiscal 2025, fiscal 2024 or fiscal 2023. The Company's analyses were based in part on the expectation of future market conditions, future net sales and operating cash flow growth and discount rates that would be used by market participants in an arms-length transaction. Should actual performance or expectations of long-term assumptions be lower than presently expected, the Company's goodwill could be impaired.

Intangible Assets

The Company's intangible assets included in its Balance Sheets consist of the following:

	February 1, 2026			February 2, 2025		
	Gross Intangible	Accumulated Amortization	Net Intangible	Gross Intangible	Accumulated Amortization	Net Intangible
Customer relationships	$ 1,796	$ 1,014	$ 782	$ 1,775	$ 868	$ 907
Internal use software	36	—	36	23	—	23
Other intangible assets	12	7	5	10	5	5
Total	$ 1,844	$ 1,021	$ 823	$ 1,808	$ 873	$ 935

Amortization expense related to intangible assets was as follows:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Amortization expense	$ 149	$ 151	$ 122

There were no intangible asset impairments during fiscal 2025, fiscal 2024 or fiscal 2023.

The estimated aggregate amortization expense on intangible assets owned by the Company as of February 1, 2026 was expected to be as follows:

Fiscal 2026	$ 141
Fiscal 2027	132
Fiscal 2028	123
Fiscal 2029	109
Fiscal 2030	97

6) DEBT

Debt consisted of the following:

	February 1, 2026		February 2, 2025	
	Principal	**Unamortized Discount and Debt Issuance Costs**	**Principal**	**Unamortized Discount and Debt Issuance Costs**
Current maturities of long-term debt:				
Senior Term Loan due July 2028	$ 15	$ —	$ 15	$ —
Senior Term Loan due February 2031	9	—	9	—
	24	—	24	—
Long-term debt:				
Senior ABL Credit Facility due February 2029	—	—	93	—
Senior Term Loan due July 2028	1,218	9	1,233	12
Senior Term Loan due February 2031	924	9	933	10
	2,142	18	2,259	22
Total	$ 2,166	$ 18	$ 2,283	$ 22

The debt obligations as of February 1, 2026 include the following debt agreements:

Senior Term Loan Credit Facility

Core & Main LP has entered into a Senior Term Loan Credit Facility (as defined herein) under which it can incur tranches of indebtedness. Pursuant to the Senior Term Loan Credit Facility, Core & Main LP entered into a $1,500 million senior term loan (the "2028 Senior Term Loan") which matures on July 27, 2028. The 2028 Senior Term Loan requires quarterly principal payments on the last business day of each fiscal quarter in an amount equal to approximately 0.25% of the original principal amount. The remaining balance is payable upon final maturity of the 2028 Senior Term Loan on July 27, 2028. The 2028 Senior Term Loan bears interest at a rate equal to (i) term secured overnight financing rate ("Term SOFR") plus, in each case, an effective applicable margin of 2.00% or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month Term SOFR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin of 1.00%. The 2028 Senior Term Loan is subject to a Term SOFR "floor" of 0.00%. The weighted average interest rate, excluding the effect of the interest rate swap, of Core & Main LP's outstanding borrowings under the 2028 Senior Term Loan as of February 1, 2026 was 5.69%. See further discussion of the interest rate swap below. Based on quotes from financial institutions (i.e., level 2 of the fair value hierarchy), the fair value of the 2028 Senior Term Loan was $1,235 million as of February 1, 2026.

Pursuant to the Senior Term Loan Credit Facility, Core & Main LP entered into a $944 million senior term loan (the "2031 Senior Term Loan" and, together with the 2028 Senior Term Loan, the "Senior Term Loan Credit Facility"), which matures on February 9, 2031. The 2031 Senior Term Loan requires quarterly principal payments, payable on the last business day of each fiscal quarter, in an amount equal to approximately 0.25% of the principal amount of the 2031 Senior Term Loan. The remaining balance is payable upon final maturity of the 2031 Senior Term Loan on February 9, 2031. The 2031 Senior Term Loan bears interest at a rate equal to (i) Term SOFR plus, in each case, an applicable margin of 2.00% or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) the overnight federal funds rate plus 0.50% per annum and (z) one-month Term SOFR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin of 1.00%. The 2031 Senior Term Loan is subject to a Term SOFR "floor" of 0.00%. The weighted average interest rate, excluding the effect of the interest rate swap, of Core & Main LP's outstanding borrowings under the 2031 Senior Term Loan as of February 1, 2026 was 5.69%. See further discussion of the interest rate swap below. Based on quotes from financial institutions (i.e., level 2 of the fair value hierarchy), the fair value of the 2031 Senior Term Loan was $933 million as of February 1, 2026.

Asset-Based Credit Facility

Core & Main LP has a senior asset-based revolving credit facility with a borrowing capacity of up to $1,250 million, subject to borrowing base availability, with a maturity date of February 9, 2029 (the "Senior ABL Credit Facility"). Borrowings under the Senior ABL Credit Facility bear interest at either a Term SOFR rate plus an applicable margin ranging from 1.25% to 1.75%, or an alternate base rate plus an applicable margin ranging from 0.25% to 0.75%, depending on the borrowing capacity under the Senior ABL Credit Facility. Additionally, Core & Main LP pays a fee of 0.25% on unfunded commitments under the Senior ABL Credit Facility. As of February 1, 2026 there were no amounts outstanding and as of February 2, 2025 there was $93 million of outstanding borrowings under the Senior ABL Credit Facility.

The aforementioned debt agreements include customary affirmative and negative covenants, which include, among other things, restrictions on Core & Main LP's ability to make distributions, pay dividends, create liens, incur additional indebtedness, make investments, dispose of assets and merge or consolidate with any other person. The Senior Term Loan Credit Facility may require accelerated repayment based upon cash flows generated in excess of operating and investing requirements when the Consolidated Secured Leverage Ratio (as defined in the agreement governing the Senior Term Loan Credit Facility) is greater than or equal to 3.25. In addition, the Senior ABL Credit Facility requires Core & Main LP to comply with a consolidated fixed charge coverage ratio of greater than or equal to 1.00 when availability under the Senior ABL Credit Facility is less than 10.0% of the lesser of (i) the then applicable borrowing base or (ii) the then aggregate effective commitments. The Company was in compliance with all debt covenants as of February 1, 2026.

Substantially all of Core & Main LP's assets are pledged as collateral for the Senior Term Loan Credit Facility and the Senior ABL Credit Facility.

The aggregate amount of debt payments under the Senior Term Loan Credit Facility and the Senior ABL Credit Facility for the next five fiscal years are as follows:

Fiscal 2026	$	24
Fiscal 2027		24
Fiscal 2028		1,212
Fiscal 2029		9
Fiscal 2030		9

Interest Rate Swaps

Core & Main LP entered into an instrument in which it makes payments to a third party based upon a fixed interest rate of 0.693% and receives payments based upon the one-month Term SOFR rate. The interest rate swap has a notional amount of $700 million as of February 1, 2026 through the instrument maturity on July 27, 2026. This instrument is intended to reduce the Company's exposure to variable interest rates under the Senior Term Loan Credit Facility. As of February 1, 2026, this instrument resulted in an effective fixed rate of 2.693%, based upon the 0.693% fixed rate plus an effective applicable margin of 2.00%.

Core & Main LP entered into an instrument pursuant to which it will make payments to a third party based upon a fixed interest rate of 3.913% and receive payments based upon the one-month Term SOFR rate. The interest rate swap has a starting notional amount of $750 million that increases to $1,500 million on July 27, 2026 through the instrument maturity on July 27, 2028. The instrument is intended to reduce the Company's exposure to variable interest rates under the Senior Term Loan Credit Facility. As of February 1, 2026, this instrument resulted in an effective fixed rate of 5.913%, based upon the 3.913% fixed rate plus an effective applicable margin of 2.00%.

The fair value of these cash flow interest rate swaps was a $10 million asset and a $20 million liability, respectively, as of February 1, 2026, which is included within prepaid expenses and other current assets and other current liabilities, respectively, in the Balance Sheet. The aggregate fair value of these cash flow interest rate swaps was a $40 million asset as of February 2, 2025 which is included within other assets in the Balance Sheet.

Accumulated Other Comprehensive (Loss) Income	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Beginning of period balance	$ 30	$ 48	$ 70
Measurement adjustment gain for interest rate swap	(20)	23	21
Reclassification of (income) expense to interest expense	(29)	(47)	(42)
Tax benefit (expense) on interest rate swap adjustments			
Measurement adjustment gain for interest rate swap	5	(6)	(4)
Reclassification of (income) expense to interest expense	7	12	8
Tax impact of exchange of Partnership Interests	—	—	(5)
End of period balance	$ (7)	$ 30	$ 48

The cash flows related to settlement of the interest rate swaps are classified in the consolidated statements of cash flows based on the nature of the underlying hedged items. Fair value is based upon the present value of future cash flows under the terms of the contract and observable market inputs (level 2). Significant inputs used in determining fair value include forward-looking one-month Term SOFR rates and the discount rate applied to projected cash flows.

As of February 1, 2026, the Company estimates $5 million of the cash flow interest rate swap net gains will be reclassified from accumulated other comprehensive income into earnings over the next 12 months.

7) INCOME TAXES

Core & Main is the general partner of Holdings, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Holdings is generally not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Holdings is passed through to and included in the taxable income or loss of its partners, including Core & Main. Core & Main is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to its allocable share of any taxable income of Holdings.

The income before provision for income taxes were attributable to the following jurisdictions:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Domestic	$ 605	$ 576	$ 659
Foreign	2	1	—
	$ 607	$ 577	$ 659

The provision for income taxes consisted of the following:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Current:			
Federal	$ 92	$ 101	$ 98
State	25	29	28
	117	130	126
Deferred:			
Federal	21	11	2
State	7	2	—
	28	13	2
Total	$ 145	$ 143	$ 128

The reconciliations of the provision for income taxes at the federal corporate statutory rate of 21% to the tax provision for fiscal 2025, fiscal 2024 and fiscal 2023 are as follows:

	Fiscal Years Ended					
	February 1, 2026		February 2, 2025		January 28, 2024	
	Provision for income taxes	Effective tax rate	Provision for income taxes	Effective tax rate	Provision for income taxes	Effective tax rate
Income taxes at federal statutory rate	$ 127	21.0 %	$ 121	21.0 %	$ 138	21.0 %
State income taxes[1]	26	4.3	26	4.5	23	3.5
Partnership income not subject to U.S. tax	(4)	(0.7)	(5)	(0.8)	(32)	(5.0)
Corporate subsidiary tax	—	—	—	—	(2)	(0.3)
Nontaxable or nondeductible items	—	—	2	0.3	2	0.4
Net benefits from tax credit investments	(4)	(0.7)	—	—	—	—
Other	—	—	(1)	(0.2)	(1)	(0.2)
Total provision	$ 145	23.9 %	$ 143	24.8 %	$ 128	19.4 %

(1) For fiscal 2025 state taxes in California, Florida, Illinois, Minnesota, New York, Pennsylvania, Tennessee and New Jersey comprised the majority (greater than 50 percent) of the tax effect in this category. For fiscal 2024 state taxes in California, Florida, Minnesota, Illinois, New York, Pennsylvania, Colorado, Tennessee, Georgia and Wisconsin comprised the majority of the tax effect in this category. For fiscal 2023 state taxes in California, Florida, Illinois, Minnesota, New York, Pennsylvania, Georgia, Wisconsin and New Jersey comprised the majority of the tax effect in this category.

The variations between the Company's estimated effective tax rate and the U.S. and state statutory rates are primarily due to the portion of the Company's earnings attributable to non-controlling interests.

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	February 1, 2026	February 2, 2025
Deferred Tax Assets:		
Basis difference in partnership investments of Core & Main, Inc.	$ 510	$ 503
Imputed interest on Tax Receivable Agreements	50	49
Intangibles	3	4
Other	2	2.0
Deferred Tax Liabilities:		
Basis difference in partnership investments of Core & Main Buyer, Inc.	(89)	(87)

The Company's operations have resulted in income, and as such, the Company maintains no valuation allowance against its deferred tax assets.

The Company's cash paid for taxes during fiscal 2025, fiscal 2024 and fiscal 2023, net of refunds, are as follows:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Cash paid for income taxes, net of refunds:			
U.S. federal	$ 54	$ 112	$ 90
U.S. state and local	25	31	26
Total cash paid for income taxes	$ 79	$ 143	$ 116

Core & Main, Inc. Partnership Investment

As part of the reorganization transactions performed at the time of the initial public offering, the Company assumed a deferred tax liability associated with the difference between its financial reporting investment and tax basis in Holdings. Subsequent exchanges of Partnership Interests by certain stockholders affiliated with CD&R and Management Feeder that continued to own Partnership Interests beyond the time of the initial public offering created additional tax basis that may reduce taxable income in the future. This resulted in the recognition of deferred tax assets that have been partially offset by incremental recognition of the deferred tax liability assumed at the initial public offering. As of February 1, 2026 and February 2, 2025, the Company had a $510 million and $503 million, respectively, in deferred tax asset associated with the difference between Core & Main's financial reporting basis and the tax basis of Core & Main's investment in Holdings.

Buyer Deferred Tax Liability

The Company completed the acquisitions of all the outstanding shares of certain acquired companies through Core & Main Buyer, Inc. ("Buyer"), a wholly-owned subsidiary of the Company. Buyer subsequently contributed these acquired companies to Core & Main LP. The taxable income that is allocated to Buyer, for its contribution of these acquired companies to Core & Main LP, is subject to corporate federal and state income tax in substantially all fifty states. As of February 1, 2026 and February 2, 2025, this deferred tax liability was $89 million and $87 million, respectively.

Tax Receivable Agreements and Reorganization Transactions

The Company is party to the Former Limited Partners Tax Receivable Agreement and the Continuing Limited Partners Tax Receivable Agreement. The Company has generated tax attributes, and expects to generate additional tax attributes with future exchanges of Partnership Interests, that will reduce amounts that it would otherwise pay in the future to various tax authorities. The Tax Receivable Agreements provide payments to the parties subject to the Tax Receivable Agreements, or their permitted transferees, of 85% of the tax benefits realized by the Company, or in some circumstances are deemed to be realized.

The Company recorded payables to related parties pursuant to the Tax Receivable Agreements of $720 million and $725 million as of February 1, 2026 and February 2, 2025, respectively. Payments under the Tax Receivable Agreements within the next 12 months are expected to be $40 million, which is included within other current liabilities in the Balance Sheet.

The actual amount and timing of any potential additional payments under the Tax Receivable Agreements will vary depending upon a number of factors, including the timing of exchanges by the holders of Partnership Interests, the amount of gain recognized by such holders of Partnership Interests, the amount and timing of the taxable income the Company generates in the future and the federal tax rates then applicable. Assuming (i) that Management Feeder exchanged all of their remaining Partnership Interests at $53.36 per share of our Class A common stock (the closing stock price on January 30, 2026), (ii) no material changes in relevant tax law, (iii) a constant corporate tax rate of 24.8%, which represents a pro forma tax rate that includes a provision for U.S. federal income taxes and assumes the highest statutory rate apportioned to each state and local jurisdiction and (iv) that the Company earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Continuing Limited Partners Tax Receivable Agreement, the Company would recognize a deferred tax asset (subject to offset with existing deferred tax liabilities) of approximately $102 million and a liability of approximately $87 million, payable over the life of the Continuing Limited Partners Tax Receivable Agreement. The full exchange will also decrease Core & Main's aforementioned deferred tax asset associated with its investment in Holdings by $5 million, as Core & Main recognizes the deferred tax consequences associated with the non-controlling Partnership Interests being exchanged. These amounts are estimates only and are subject to change.

Uncertain tax positions

Total gross unrecognized tax benefits as of February 1, 2026 and February 2, 2025, as well as activity within each of the years, were not material.

Investment Tax Credits

In fiscal 2025, the Company invested $37 million in tax advantaged limited partnerships involved in the construction and operation of renewable energy projects. The provision for income taxes, in the Consolidated Statements of Operations, includes $35 million of benefits from income tax credits and other income tax benefits partially offset by $31 million of amortization expense associated with our investments in these partnerships. The income tax credits and other income tax benefits received are included in accrued liabilities in net cash provided by operating activities in the Consolidated Statements of Cash Flows. As of February 1, 2026, the carrying value of these investments was $6 million which is included within other assets in the Balance Sheets.

8)　LEASES

The Company occupies certain facilities and operates certain equipment and vehicles under operating leases that expire at various dates through the year 2038.

The table below presents lease costs associated with facility, equipment and vehicle operating leases:

		Fiscal Years Ended		
Lease Cost	Classification	February 1, 2026	February 2, 2025	January 28, 2024
Operating Lease Cost	Selling, general, and administrative expense	$ 110	$ 98	$ 80

Future aggregate rental payments under non-cancelable operating leases as of February 1, 2026 are as follows:

	February 1, 2026
Fiscal 2026	$ 89
Fiscal 2027	76
Fiscal 2028	58
Fiscal 2029	38
Fiscal 2030	24
Thereafter	40
Total minimum lease payments	325
Less: present value discount	(36)
Present value of lease liabilities	$ 289

To calculate the present value of the operating lease liabilities, the Company determined its incremental borrowing rate by considering market and company specific factors, including interest rates for borrowings secured by collateral and adjusted for the remaining term of the leased facility, machinery, or vehicle categories. The table below presents the weighted average remaining lease term (years) and the weighted average discount rate of the Company's operating leases:

Operating Lease Term and Discount Rate	February 1, 2026	February 2, 2025
Weighted average remaining lease term (years)	4.3	3.9
Weighted average discount rate	5.5 %	5.8 %

The table below presents cash and non-cash impacts associated with leases:

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Operating cash flow payments for operating lease liabilities	$ 72	$ 64	$ 54
Operating cash flow payments for non-lease components	38	34	26
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 118	$ 93	$ 65

The non-cash impact related to ROU assets obtained in exchange for new operating lease liabilities in the table above excludes the impact from acquisitions. ROU assets acquired as part of the acquisitions are presented in Note 4.

9)　COMMITMENTS AND CONTINGENCIES

Purchase Obligations

As of February 1, 2026, the Company had agreements in place with various suppliers to purchase goods and services, primarily inventory, in the aggregate amount of $992 million. These purchase obligations are generally cancellable, but the Company does not currently intend to cancel. Payment is dependent on lead times from our suppliers, and could be extended due to supply chain disruptions. Payments are generally expected to be made during fiscal 2026 for these obligations.

Encumbered Assets

As of February 1, 2026, substantially all of the Company's assets were pledged as collateral for the Company's credit facilities.

Legal Matters

The Company is involved in various legal proceedings arising in the normal course of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that it determines to be both probable and reasonably estimable. As of February 1, 2026 and February 2, 2025, these established reserves for litigation were not material. In the opinion of management, based on current knowledge, all probable and reasonably estimable matters are believed to be adequately reserved for or covered by insurance and are not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows. For all other matters, management believes the possibility of losses from such matters is not probable, the potential loss from such matters is not reasonably estimable, or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

Self-Insurance

The Company has high deductible insurance programs for most losses related to general liability, product liability, automobile liability and workers' compensation, and is self-insured for medical claims, while maintaining per employee stop loss coverage, and certain legal claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability in the accompanying Balance Sheets. The Company's self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. At February 1, 2026 and February 2, 2025, the Company's self-insurance liabilities totaled $31 million and $29 million, respectively.

Continuing Limited Partners Tax Receivable Agreement

Core & Main is party to the Continuing Limited Partners Tax Receivable Agreement, which will result in the recognition of deferred tax benefits and liabilities upon the exchange of Partnership Interests, together with the retirement of a corresponding number of shares of the Company's Class B common stock, by Management Feeder for shares of Class A common stock of Core & Main or cash pursuant to the Exchange Agreement. See further discussion in Note 2 and Note 7.

10) SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Receivables

Receivables consisted of the following:

	February 1, 2026	February 2, 2025
Trade receivables, net of allowance for credit losses	$ 981	$ 986
Supplier rebate receivables	67	80
Receivables, net of allowance for credit losses	$ 1,048	$ 1,066

Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	February 1, 2026	February 2, 2025
Land	$ 38	$ 38
Buildings and improvements	97	85
Transportation equipment	70	55
Furniture, fixtures and equipment	139	122
Capitalized software	28	26
Construction in progress	7	10
Property, plant and equipment	379	336
Less accumulated depreciation and amortization	(201)	(168)
Property, plant and equipment, net	$ 178	$ 168

Depreciation expense is classified within cost of sales and depreciation and amortization within the Statement of Operations. Depreciation expense related to property, plant and equipment, including capitalized software, was as follows:

| | Fiscal Years Ended | | |
	February 1, 2026	February 2, 2025	January 28, 2024
Depreciation expense	$ 37	$ 35	$ 27

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following:

	February 1, 2026	February 2, 2025
Accrued bonuses and commissions	$ 89	$ 91
Other compensation and benefits	34	32
Accrued compensation and benefits	$ 123	$ 123

11) NON-CONTROLLING INTERESTS

Core & Main is the general partner of Holdings and operates and controls all of the business and affairs of Holdings and, through Holdings and its subsidiaries, conducts the Company's business. Core & Main consolidates the consolidated financial statements of Holdings and attributes a portion of net income and equity of Holdings to non-controlling interests related to the vested Partnership Interests not held by the Company. The non-controlling interests' ownership percentage may fluctuate over time as Partnership Interests are exchanged, together with the retirement of a corresponding number of shares of Class B common stock, for shares of Class A common stock and Partnership Interests held by Management Feeder vest. The Company had non-controlling interests of 3.3%, 3.9% and 4.6% as of February 1, 2026, February 2, 2025 and January 28, 2024, respectively.

12) BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share for fiscal 2025, fiscal 2024 and fiscal 2023.

Basic earnings per share is computed by dividing net income attributable to Core & Main for the period by the weighted average number of shares of Class A common stock outstanding during the same period. Shares of Class A common stock issued during the period were weighted for the portion of the period in which the shares of Class A common stock were outstanding. The Company did not apply the two-class method because shares of Class B common stock do not participate in earnings of Core & Main. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of basic earnings per share. Net income allocated to holders of non-controlling interests was excluded from net income available to the Class A common stock. There were no preferred dividends and no shares of preferred stock outstanding for the period.

The diluted earnings per share calculation includes the basic weighted average number of shares of Class A common stock outstanding plus the dilutive impact of potential outstanding shares of Class A common stock that would be issued upon exchange of Partnership Interests, together with the retirement of a corresponding number of shares of Class B common stock, under the if-converted method, if dilutive. The treasury stock method is applied to outstanding awards, including unvested Partnership Interests and outstanding stock appreciation rights, restricted stock units and stock options.

	Fiscal Years Ended		
Basic earnings per share:	**February 1, 2026**	**February 2, 2025**	**January 28, 2024**
Net income	$ 462	$ 434	$ 531
Net income attributable to non-controlling interests	21	23	160
Net income available to Class A common stock	441	411	371
Weighted average shares outstanding	189,723,857	191,617,275	172,839,836
Net income per share	$ 2.32	$ 2.14	$ 2.15
Diluted earnings per share:			
Net income available to common shareholders - basic	$ 441	$ 411	$ 371
Increase to net income attributable to dilutive instruments	16	18	118
Net income available to common shareholders - diluted	457	429	489
Weighted average shares outstanding - basic	189,723,857	191,617,275	172,839,836
Incremental shares of common stock attributable to dilutive instruments	8,137,929	9,825,475	54,978,241
Weighted average shares outstanding - diluted	197,861,786	201,442,750	227,818,077
Net income per share - diluted	$ 2.31	$ 2.13	$ 2.15

13) EQUITY-BASED COMPENSATION

Equity-Based Compensation Plan

Prior to the initial public offering, the board of Holdings approved the Core & Main Holdings, LP Equity Incentive Plan. Employees and independent directors of the Company previously received profits units and unit appreciation rights in Holdings indirectly through Management Feeder. These awards were issued from Management Feeder, which in turn received grants from Holdings in the amounts and terms that were identical to those that were issued to employees and independent directors.

Treatment of Core & Main Holdings, LP Equity Incentive Plan

In connection with the reorganization transactions performed as part of the initial public offering, Holdings was recapitalized and its common units and profits units were converted to a single class of Partnership Interests. Partnership Interests in the recapitalized Holdings, which correspond to prior profits units of Holdings, which were held by Management Feeder (which relate to profits units in Management Feeder held by the Company's employees and directors), remain subject to the same time-based vesting requirements that existed prior to the reorganization transactions. As part of the recapitalization of Holdings, the quantity of Partnership Interests issued in the recapitalization contemplated the settlement of the historical benchmark prices and the public offering price of Class A common stock in the initial public offering.

In addition, in connection with the reorganization transactions, unit appreciation rights of Holdings were converted to stock appreciation rights denominated in shares of Class A common stock with adjustments to the number of awards and benchmark prices.

Partnership Interests

A summary of the Partnership Interests is presented below (shares in thousands):

	Number of Shares	Weighted Average Benchmark Price
Outstanding as of February 2, 2025	7,123	$ —
Exchanged	(1,224)	—
Outstanding as of February 1, 2026	5,899	$ —

	Number of Shares	Weighted Average Benchmark Price
Unvested as of February 2, 2025	222	$ —
Vested	(127)	—
Unvested as of February 1, 2026	95	$ —

Stock Appreciation Rights

A summary of the stock appreciation rights is presented below (shares in thousands):

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of February 2, 2025	172	$ 6.03	
Exchanged	(85)	5.33	
Forfeited	(6)	8.52	
Outstanding as of February 1, 2026	81	$ 6.58	$ 4
Exercisable as of February 1, 2026	55	$ 5.70	$ 3

Omnibus Incentive Plan

In July 2021, in connection with the initial public offering, Core & Main's sole stockholder approved and Core & Main's board of directors adopted the 2021 Omnibus Equity Incentive Plan (the "Omnibus Incentive Plan"). Under the Omnibus Incentive Plan, 12.6 million shares of Class A common stock, plus 634 thousand shares of Class A common stock in respect of stock appreciation rights that were converted from unit appreciation rights of Holdings outstanding prior to the initial public offering, are reserved for the awards granted and available for future issuances.

Restricted Stock Units

A summary of the restricted stock units granted under the Omnibus Incentive Plan is presented below (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and Unvested as of February 2, 2025	317	$ 33.23
Granted	156	50.60
Distributed	(190)	30.90
Forfeited	(20)	43.42
Outstanding and Unvested as of February 1, 2026	263	$ 44.43

The restricted stock units generally vest over a three-year period. The estimated fair value of the restricted stock units when granted was amortized over the vesting period. The grant date fair value of restricted stock units was determined based on the price of the Company's Class A common stock on the grant date.

Stock Options

A summary of the stock options granted under the Omnibus Incentive Plan is presented below (shares in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of February 2, 2025	2,093	$ 28.56		
Granted	507	46.89		
Exercised	(561)	27.27		
Forfeitures	(67)	40.68		
Outstanding as of February 1, 2026	1,972	$ 33.23	7.6	$ 40
Exercisable as of February 1, 2026	1,015	$ 25.64	6.9	$ 28

The stock options generally vest over a three-year period and expire after ten years. The estimated grant-date fair value of stock options when granted was amortized to expense over the vesting period. The fair value for these stock options was estimated by management, after considering a third-party valuation specialist's assessment, at the date of grant based on the expected life of the stock options, using a Black-Scholes pricing model with the following weighted-average assumptions:

	February 1, 2026	February 2, 2025	January 28, 2024
Risk-free interest rate	4.04%	4.04%	3.87%
Dividend yield	1.0%	1.0%	2.0%
Expected volatility factor	40.5%	36.5%	40.0%
Expected life in years	6.0	6.0	6.0
Weighted-average fair value	$ 19.07	$ 19.15	$ 8.06

The risk free interest rate was determined based on an analysis of U.S. Treasury zero-coupon market yields as of the date of the stock options grant for issues having expiration lives similar to the expected life of the stock options. The expected volatility was based on an analysis of the historical volatility of a peer group over the expected life of the stock options. The expected term in years for each stock option was calculated using a simplified method based on the average of each option's vesting term of three years and contractual term of ten years.

Performance Shares

A summary of the performance-based restricted stock (the "performance shares") granted under the Omnibus Incentive Plan is presented below (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and Unvested as of February 2, 2025	—	$ —
Granted	431	50.46
Forfeited	(46)	48.31
Outstanding and Unvested as of February 1, 2026	385	$ 50.72

The performance shares contain performance-based criteria in addition to a four-year service period. The grant date fair value of the performance shares was determined based on the price of the Company's Class A common stock on the grant date. If the performance based criteria is not met, all of the performance shares will be immediately forfeited and canceled.

Compensation Expense

The Company recognized compensation expense of $17 million, $14 million and $10 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively, associated with the aforementioned equity based compensation plans. As of February 1, 2026, the unrecognized share based compensation was $15 million which is expected to be recognized over a weighted average period of 0.9 years.

Employee Stock Purchase Plan

In July 2021, Core & Main's sole stockholder approved and Core & Main's board of directors adopted the Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, 2.5 million shares of Class A common stock are reserved and available for future purchase. For fiscal 2025, 93 thousand shares of Class A common shares were purchased under the ESPP at a weighted-average price of $53.24 per share, resulting in cash proceeds of approximately $5 million. For fiscal 2024, 92 thousand shares of Class A common shares were purchased under the ESPP at a weighted-average price of $47.41 per share, resulting in cash proceeds of approximately $4 million.

Employee Benefit Plans

The Company offers a comprehensive Health & Welfare Benefits Program (the "Program") which allows employees who satisfy certain eligibility requirements to choose among different levels and types of coverage. The Program provides employees healthcare coverage in which the employer and employee share costs. In addition, the Program offers employees the opportunity to participate in various voluntary coverages, including flexible spending accounts and health savings accounts. The Company maintains a 401(k) defined contribution plan that is qualified under Sections 401(a) and 501(a) of the Internal Revenue Code. Employees of the Company who satisfy the plan's eligibility requirements may elect to contribute a portion of their compensation to the plan on a pre-tax basis. The Company may match a percentage of the employees' contributions to the plan based on eligible compensation deferred. Matching contributions are generally made shortly after the end of each pay period. The Company recorded expenses of $14 million, $14 million and $12 million related to matching contributions during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

14) RELATED PARTIES

Tax Receivable Agreements

Core & Main is party to the Former Limited Partners Tax Receivable Agreement and the Continuing Limited Partners Tax Receivable Agreement, see further discussion in Note 2 and Note 7.

Exchange Agreement

Core & Main entered into the Exchange Agreement as further described in Note 2. Pursuant to the Exchange Agreement, certain stockholders affiliated with CD&R and Management Feeder that continued to own Partnership Interests beyond the time of the initial public offering (or their permitted transferees) will have the right, subject to the terms of the Exchange Agreement, to exchange their Partnership Interests, together with the retirement of a corresponding number of shares of Class B common stock, for shares of Class A common stock generally on a one-for-one basis or for cash in limited circumstances as specified in the Exchange Agreement. Holders of Partnership Interests will not have the right to exchange Partnership Interests if Core & Main determines that such exchange would be prohibited by law or regulation or would violate other agreements with Core & Main or its subsidiaries to which the holder of Partnership Interests may be subject. Core & Main may also refuse to honor any request to effect an exchange if it determines such exchange would pose a material risk that Holdings would be treated as a "publicly traded partnership" for U.S. federal income tax purposes. Notwithstanding the foregoing, Management Feeder is generally permitted to exchange Partnership Interests, subject to the terms of the Exchange Agreement.

The Exchange Agreement also provides that, in connection with any such exchange, to the extent that Holdings has, since the initial public offering, made distributions that are proportionately lesser or greater than the distributions made to Core & Main, on a pro rata basis, the number of shares of Class A common stock to be issued or cash to be paid to Management Feeder will be adjusted to take into account the amount of such discrepancy that is allocable to the Partnership Interests, and Class B common stock, subject to such exchange. As of February 1, 2026, the Company had a shareholder receivable of $16 million recorded within additional paid in capital related to distributions in excess of shareholders' pro rata share. Core & Main expects to cause Holdings to make distributions to its partners in such a manner as generally to limit increases to the number of shares of Class A common stock to be issued or cash to be paid to Management Feeder in connection with the adjustment described in the preceding sentence.

15) SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred that would merit recognition or disclosure in the condensed consolidated financial statements. No subsequent events were identified.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic and current reports under the Exchange Act that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) concluded that, as of February 1, 2026, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As of February 1, 2026, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on management's assessment utilizing these criteria, our management concluded that our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting, as of February 1, 2026, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has issued an attestation report on the Company's internal control over financial reporting, which is included in Part II, Item 8: "Financial Statements and Supplementary Data." of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Item 408(a) of Regulation S-K requires the Company to disclose whether any of its directors or officers have adopted or terminated (i) any trading arrangement that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c); and/or (ii) any written trading arrangement that meets the requirements of a "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K. During the quarter ended February 1, 2026, the following activity occurred requiring disclosure under Item 408(a) of Regulation S-K.

Robyn L. Bradbury, Chief Financial Officer, adopted a new trading arrangement on January 16, 2026 providing for the sale of up to 35,000 aggregate shares of the Company's Class A common stock between April 17, 2026 and October 16, 2026.

Bradford A. Cowles, President, adopted a new trading arrangement on January 16, 2026 providing for the sale of up to 100,000 aggregate shares of the Company's Class A common stock between April 17, 2026 and October 16, 2026.

S.O. LeClair Revocable Trust, DTD 5/12/2023, affiliated with Stephen O. LeClair, Chair of the Board and Executive Chair, adopted a new trading arrangement on January 16, 2026 providing for the sale of up to 800,000 aggregate shares of the Company's Class A common stock between April 20, 2026 and October 20, 2026.

The Irrevocable Trust FBO D. G. Gipson, affiliated with Dennis G. Gipson, Director, adopted a new trading arrangement on January 16, 2026, providing for the sale of up to 25,000 aggregate shares of the Company's Class A common stock between April 17, 2026 and October 19, 2026.

Each of the above trading arrangements is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and the Company's Policy on Trading in Securities.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information with respect to this Item will be set forth in the definitive proxy statement for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"), which will be filed with the SEC no later than 120 days after February 1, 2026 and is incorporated herein by reference.

Item 11. Executive Compensation

Certain information with respect to this Item will be set forth in our 2026 Proxy Statement, which will be filed with the SEC no later than 120 days after February 1, 2026 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information with respect to this Item will be set forth in our 2026 Proxy Statement, which will be filed with the SEC no later than 120 days after February 1, 2026 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

Certain information with respect to this Item will be set forth in our 2026 Proxy Statement, which will be filed with the SEC no later than 120 days after February 1, 2026 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Certain information with respect to this Item will be set forth in our 2026 Proxy Statement, which will be filed with the SEC no later than 120 days after February 1, 2026 and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

Our consolidated financial statements are included in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

2. Financial Statement Schedules

None. Schedules not included have been omitted because they are not applicable or not material or the required information is shown in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

3. Exhibits

(b) The documents listed in the Exhibit Index of this Annual Report on Form 10-K are filed, furnished, or incorporated by reference in this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description
2.1	Master Reorganization Agreement, dated as of July 22, 2021, by and among Core & Main, Inc., CD&R Associates X Waterworks, L.P., CD&R Waterworks Holdings GP, Ltd., CD&R WW Holdings, L.P., CD&R Waterworks Holdings, L.P., Core & Main Management Feeder, LLC, Core & Main GP, LLC, CD&R Plumb Buyer, LLC, Core & Main Holdings, LP, CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P., CD&R Fund X Advisor Waterworks B, L.P., CD&R WW Holdings, LLC, CD&R WW, LLC, CD&R WW Advisor, LLC, Brooks Merger Sub 1, Inc., Brooks Merger Sub 2, Inc. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 2.1 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
3.1	Amended and Restated Certificate of Incorporation of Core & Main, Inc. (incorporated by reference to Exhibit 3.1 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
3.2	Second Amended and Restated By-laws of Core & Main, Inc. (incorporated by reference to Exhibit 3.1 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2024).
4.1	Description of Securities Registered Pursuant to Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 4.1 of Core & Main's Annual Report on Form 10-K for the fiscal year ended January 30, 2022 (File No. 001-40650)).
10.1.1	Credit Agreement, dated as of August 1, 2017, by and among Core & Main LP, as borrower, Citibank, N.A., as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (incorporated by reference to Exhibit 10.1.1 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.1.2	Amendment No. 1 to the Credit Agreement, dated as of July 8, 2019, by and among Core & Main LP, as borrower, Citibank, N.A., as administrative agent and collateral agent, and the other financial institutions and lenders party thereto (incorporated by reference to Exhibit 10.1.2 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.1.3	Amendment No. 2 to the Credit Agreement, dated as of May 4, 2020, by and among Core & Main LP, as borrower, Citibank, N.A., as administrative agent and collateral agent, and the other financial institutions and lenders party thereto (incorporated by reference to Exhibit 10.1.3 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.1.4	Amendment No. 3 to the ABL Credit Agreement, dated as of July 27, 2021, by and among Core & Main LP, the several banks and other financial institutions party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.10 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.1.5	Amendment No. 4 to the Credit Agreement, dated as of July 29, 2022, by and among Core & Main, LP, the several banks and other financial institutions party thereto and Citibank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on August 1, 2022 (File No. 001-40650)).

10.1.6	Credit Agreement, dated as of August 1, 2017, by and among Core & Main LP, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (incorporated by reference to Exhibit 10.1.5 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.1.7	Lender Joinder Agreement, dated as of July 8, 2019, by and among Core & Main LP, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the additional lender party thereto (incorporated by reference to Exhibit 10.1.6 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.1.8	First Amendment to the Credit Agreement, dated as of July 27, 2021, by and among Core & Main LP, the several banks and other financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.9 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.1.9	Second Amendment to the Credit Agreement, dated as of February 26, 2023, by and among Core & Main LP, the several banks and financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1.9 to Core & Main's Annual Report on Form 10-K for the fiscal year ended January 29, 2023 (File No. 001-40650)).
10.1.10	Third Amendment to the Credit Agreement, dated as of February 9, 2024, by and among Core & Main LP, the several banks and other financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on February 13, 2024).
10.1.11	Fourth Amendment to the Credit Agreement, dated as of May 21, 2024, by and among Core & Main LP, the several banks and other financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on May 23, 2024).
10.1.12	Fifth Amendment to the Credit Agreement, dated as of December 17, 2024, by and among Core & Main LP, the several banks and other financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on December 17, 2024).
10.2	Stockholders Agreement, dated as of July 22, 2021, by and among Core & Main, Inc., CD&R Waterworks Holdings, LLC, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., and CD&R Fund X-A Waterworks B, L.P. (incorporated by reference to Exhibit 10.3 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.3	Registration Rights Agreement, dated as of July 27, 2021, by and among Core & Main, Inc., CD&R Waterworks Holdings, LLC, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P. and CD&R Fund X-A Waterworks B, L.P. (incorporated by reference to Exhibit 10.2 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.4	Exchange Agreement, dated as of July 22, 2021 by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC (incorporated by reference to Exhibit 10.8 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.5	Amendment to the Exchange Agreement, dated as of January 3, 2022 (incorporated by reference to Exhibit 10.5 to Core & Main's Registration Statement on Form S-1, filed on January 3, 2022 (File No. 333-261978)).
10.6	Second Amendment to the Exchange Agreement, dated as of December 7, 2023, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Waterworks Holdings, LLC and Core & Main Management Feeder, LLC (incorporated by reference to Exhibit 10.6 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).
10.7	Former Limited Partners Tax Receivable Agreement, dated as of July 22, 2021, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P. and CD&R Fund X-A Waterworks B, L.P. (incorporated by reference to Exhibit 10.6 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.8	Continuing Limited Partners Tax Receivable Agreement, dated as of July 22, 2021, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Waterworks Holdings, LLC, and Core & Main Management Feeder, LLC (incorporated by reference to Exhibit 10.7 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).
10.9	Second Amended and Restated Agreement of Limited Partnership of Core & Main Holdings, LP (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on July 28, 2021).

10.10	Form of Indemnification Agreement entered into between Core & Main, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.8 to Core & Main's Registration Statement on Form S-1, filed on July 6, 2021 (File No. 333-256382)).
10.11	Indemnification Agreement, dated as of August 1, 2017, among Core & Main Holdings, LP, Core & Main LP, CD&R and the other parties thereto (incorporated by reference to Exhibit 10.9 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.12†	Employment and Transition Agreement, dated as of March 20, 2025, by and between Core & Main LP and Stephen O. LeClair (incorporated by reference to Exhibit 10.3 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2025).
10.13†	Employment Agreement, dated as of March 20, 2025, by and between Core & Main LP and Mark R. Witkowski (incorporated by reference to Exhibit 10.1 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2025).
10.14†	Employment Agreement, dated as of March 20, 2025, by and between Core & Main LP and Robyn L Bradbury (incorporated by reference to Exhibit 10.2 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2025).
10.15†	Employment Agreement, dated as of February 9, 2018, by and between Core & Main LP and Bradford A. Cowles (incorporated by reference to Exhibit 10.13 to Core & Main's Registration Statement on Form S-1, filed on May 21, 2021 (File No. 333-256382)).
10.16†	Amended and Restated Core & Main Holdings, LP Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Core & Main's Registration Statement on Form S-1, filed on July 6, 2021 (File No. 333-256382)).
10.17†	Form of Executive Common Unit and Profits Unit Agreement (incorporated by reference to Exhibit 10.15 to Core & Main's Registration Statement on Form S-1, filed on July 6, 2021 (File No. 333-256382)).
10.18†	Form of Core & Main, Inc. Board Compensation Letter (incorporated by reference to Exhibit 10.16 to Core & Main's Registration Statement on Form S-1, filed on July 6, 2021 (File No. 333-256382)).
10.19†	Core & Main, Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Core & Main's Registration Statement on Form S-8, filed on July 23, 2021 (File No. 333-258128)).
10.20†	Core & Main, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Core & Main's Registration Statement on Form S-8, filed on July 23, 2021 (File No. 333-258128)).
10.21	Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Core & Main Holdings, LP (incorporated by reference to Exhibit 10.1 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2022 (File No. 001-40650)).
10.22†	Employment Agreement, dated as of February 9, 2018 by and between Core & Main LP and Mark G. Whittenburg (incorporated by reference to Exhibit 10.20 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2022 (File No. 001-40650)).
10.23†	Form of Employee RSU Agreement (incorporated by reference to Exhibit 10.1 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2022 (File No. 001-40650)).
10.24†	Form of Employee Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2022 (File No. 001-40650)).
10.25†	Form of Director RSU Agreement (incorporated by reference to Exhibit 10.1 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2022 (File No. 001-40650)).
10.26†	Form of Employee RSU Agreement (incorporated by reference to Exhibit 10.2 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2022 (File No. 001-40650)).
10.27†	Form of Employee Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2022 (File No. 001-40650)).
10.28†	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.4 to Core & Main's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2025).
10.29	Amendment No. 2 and Waiver to the Second Amended and Restated Agreement of Limited Partnership of Core & Main Holdings, LP (incorporated by reference to Exhibit 10.28 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).

10.30	Purchase and Redemption Agreement, dated as of November 9, 2023, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K, filed on November 9, 2023).
10.31	Purchase and Redemption Agreement, dated as of December 5, 2023, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 10.30 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).
10.32	Amendment No. 1 to the Purchase and Redemption Agreement and Purchase and Redemption Agreement, dated as of December 6, 2023, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 10.31 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).
10.33	Purchase and Redemption Agreement, dated as of January 5, 2024, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 10.32 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).
10.34	Purchase and Redemption Agreement, dated as of January 21, 2024, by and among Core & Main, Inc., Core & Main Holdings, LP, CD&R Fund X Advisor Waterworks B, L.P., CD&R Fund X Waterworks B1, L.P., CD&R Fund X-A Waterworks B, L.P. and CD&R Waterworks Holdings, LLC (incorporated by reference to Exhibit 10.33 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024).
10.35†	Employment Agreement, dated as of July 5, 2024 by and between Core & Main LP and Michael G. Huebert (incorporated by reference to Exhibit 10.1 to Core & Main's Current Report on Form 8-K filed July 8, 2024).
10.36†	Executive Transition Agreement, dated as of September 5, 2025, by and between Core & Main LP and John R. Schaller (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2025).
19.1	Core & Main Policy on Trading Securities (Insider Trading Policy) (incorporated by reference to Exhibit 19.1 to Core & Main's Annual Report on Form 10-K for the annual period ended February 2, 2025 filed on March 25, 2025).
21.1*	List of Subsidiaries of Core & Main, Inc..
23.1*	Consent of PricewaterhouseCoopers LLP in respect of Core & Main, Inc.'s financial statements.
31.1*	Certification by Mark R. Witkowski, Core & Main's Principal Executive Officer, pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by Robyn L. Bradbury, Core & Main's Principal Financial Officer, pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification by Mark R. Witkowski, Core & Main's Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification by Robyn L. Bradbury, Core & Main's Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Dodd-Frank Clawback Policy, dated as of December 1, 2023 (incorporated by reference to Exhibit 97.1 to Core & Main's Annual Report on Form 10-K for the annual period ended January 28, 2024 filed on March 19, 2024)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104   Cover Page Interactive Data File (embedded within the Inline XBRL document).*

*	Filed herewith.
**	Furnished herewith.
†	Identifies each management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 24, 2026

CORE & MAIN, INC.
(Registrant)

By: /s/ Mark. R. Witkowski

Name: Mark R. Witkowski
Title: Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 24, 2026

CORE & MAIN, INC.

By: /s/ Mark R. Witkowski

Name: Mark R. Witkowski
Title: Chief Executive Officer and Director
(Principal Executive Officer)

By: /s/ Robyn L. Bradbury

Name: Robyn L. Bradbury
Title: Chief Financial Officer
(Principal Financial Officer)

By: /s/ John W. Stephens

Name: John W. Stephens
Title: Vice President, Chief Accounting Officer
(Principal Accounting Officer)

By: /s/ Stephen O. LeClair

Name: Stephen O. LeClair
Title: Executive Chair and Chair of the Board

By: /s/ Bhavani Amirthalingam

Name: Bhavani Amirthalingam
Title: Director

By: /s/ Robert M. Buck

Name: Robert M. Buck
Title: Director

By: /s/ James G. Castellano

Name: James G. Castellano
Title: Director

By: /s/ Dennis G. Gipson

Name: Dennis G. Gipson
Title: Director

By: /s/ James D. Hope

Name: James D. Hope
Title: Director

By: /s/ Orvin T. Kimbrough

Name: Orvin T. Kimbrough
Title: Director

By: /s/ Kathleen M. Mazzarella

Name: Kathleen M. Mazzarella
Title: Director

By: /s/ Margaret M. Newman

Name: Margaret M. Newman
Title: Director

SHAREHOLDER INFORMATION
NYSE: CNM



Landon Althoff
Vice President of
Investor Relations

+1 314-372-0264
InvestorRelations@CoreandMain.com

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2026 is available on the Company's website at **ir.coreandmain.com** or by written request to:

Investor Relations

Core & Main, Inc.
1830 Craig Park Court
St. Louis, MO 63146

TRANSFER AGENT
Computershare Investor Services

P.O. Box 43006
Providence, RI 02940-3006

(800) 736-3001
computershare.com/investor



NON-GAAP RECONCILIATIONS

Management has added the following non-GAAP measures to this Annual Report and reconciled them below. See page 49 on our 2025 Form 10-K for more information on management's use of non-GAAP items.

	Fiscal Years Ended		
($ in millions)	February 1, 2026	February 2, 2025	January 28, 2024
Net income attributable to Core & Main, Inc.	$441	$411	$371
Plus: net income attributable to non-controlling interest	21	23	160
Net income	462	434	531
Depreciation and amortization[1]	186	186	149
Provision for income taxes	145	143	128
Interest expense	120	142	81
EBITDA	$913	$905	$889
Equity-based compensation	17	14	10
Acquisition and other expenses[2]	6	11	6
Offering expenses[3]	–	–	5
Other Income	(5)	–	–
Adjusted EBITDA	**$931**	**$930**	**$910**

(1) Includes depreciation of certain assets which are reflected in "cost of sales" in our Statement of Operations.
(2) Represents expenses associated with acquisition and other activities, including transaction costs, post-acquisition employee retention bonuses, severance payments and expense recognition of purchase accounting fair value adjustments (excluding amortization).
(3) Represents costs related to secondary offerings reflected in SG&A expenses in our Statement of Operations.

	Fiscal Years Ended		
	February 1, 2026	February 2, 2025	January 28, 2024
Diluted earnings per share	$ 2.31	$ 2.13	$ 2.15
Amortization of intangible assets	0.75	0.75	0.54
Equity-based compensation	0.09	0.07	0.04
Acquisition and other expenses[1]	0.03	0.05	0.03
Offering expenses	–	–	0.02
Other income	(0.03)	–	–
Income tax impact of adjustments[2]	(0.18)	(0.22)	(0.16)
Adjusted Diluted Earnings Per Share	**$ 2.97**	**$ 2.78**	**$ 2.62**

(1) Represents expenses associated with acquisition and other activities, including transaction costs, post-acquisition employee retention bonuses, severance payments and expense recognition of purchase accounting fair value adjustments (excluding amortization).
(2) Represents the tax impact on non-GAAP adjustments for amortization of intangibles, equity-based compensation, and acquisition and other expenses.

